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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered(1)	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(2)

Class A Common Stock, $0.01 par value	20,700,000	$27.25	$564,075,000	$76,940

(1)
Includes 2,700,000 shares of common stock that may be sold pursuant to the underwriters' option to purchase additional shares.

(2)
Calculated in accordance with Rule 457(r) of the Securities Act of 1933. In accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, the registrant deferred payment of the registration fee for Registration Statement No. 333-187269.

  PROSPECTUS SUPPLEMENT
  (to Prospectus dated March 15, 2013)

  Filed Pursuant to Rule 424(b)(5)
  Registration No. 333-187269

  18,000,000 Shares
  Class A Common Stock

  Sinclair Broadcast Group, Inc.

Sinclair Broadcast Group, Inc. is offering 18,000,000 shares of its Class A common stock. Our Class A common stock is quoted on The NASDAQ Global Select Market under the symbol "SBGI." The last reported sale price of our Class A common stock on The NASDAQ Global Select Market on May 1, 2013 was $27.57 per share.

Investing in our Class A common stock involves risks. See "Risk factors" beginning on page S-18.

	Per Share	Total
Initial price to public	$27.25000	$490,500,000
Underwriting discounts and commissions	$ 0.95375	$ 17,167,500
Proceeds, before expenses, to Sinclair Broadcast Group, Inc.	$26.29625	$473,332,500

The selling stockholders named herein have granted the underwriters a 30-day option to purchase up to an additional 2,700,000 shares of Class A common stock at the initial public offering price less the underwriting discount.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about May 7, 2013.

Joint Book-Running Managers
Wells Fargo Securities	J.P. Morgan

Co-Managers
Deutsche Bank Securities	RBC Capital Markets	SunTrust Robinson Humphrey

Prospectus Supplement dated May 1, 2013.

          You may rely on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and any free writing prospectus we may authorize to be delivered to you. Neither we nor the selling stockholders nor the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus we may authorize to be delivered to you. Neither the delivery of this prospectus supplement nor the sale of common stock means that information contained in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. This prospectus supplement is not an offer to sell or the solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

i

 ABOUT THIS PROSPECTUS SUPPLEMENT

          This document is in two parts. The first part is this prospectus supplement, which adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. This prospectus supplement adds, updates and changes information contained in the accompanying prospectus and the information incorporated by reference. To the extent the information contained in this prospectus supplement differs from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control. You should read this prospectus supplement and the accompanying prospectus together with the additional information described below under the headings "Where You Can Find More Information" and "Incorporation by Reference."

          In this prospectus supplement, unless otherwise indicated or the context otherwise requires, we refer to Sinclair Broadcast Group, Inc. as "Sinclair" and Sinclair Television Group, Inc. as "STG". STG is a direct, wholly-owned subsidiary of Sinclair. The terms "we", "us" and "our" refer to Sinclair and all of its subsidiaries, unless otherwise indicated or the context otherwise requires.

 INDUSTRY AND MARKET DATA

          Unless otherwise indicated, information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus concerning the television broadcast markets and our general expectations concerning these markets are based on information from independent industry analysts and publications, government reports and management estimates. We have derived management estimates from publicly available information released by third-party sources, as well as data from our internal research, and have based our estimates on such data and our knowledge of our industry and markets, which we believe to be reasonable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein and cannot guarantee the accuracy or completeness of any such data or the related forecasts contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. None of the independent industry publications referred to in this prospectus supplement or the accompanying prospectus were prepared on our or our affiliates' behalf. Estimates of historical growth rates are not necessarily indicative of future growth rates.

ii

FORWARD-LOOKING STATEMENTS

          This prospectus supplement and the accompanying prospectus contains and incorporates by reference "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance, including statements with regard to our ability to fund our operations, synergies, our future financing needs, our pro forma financial results and the offering contemplated hereby and statements about industry trends and projected results in our industry, are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "target," "expects," "management believes," "we believe," "we intend," "we may," "we will," "we should," "we seek," "we plan," the negative of those terms, and similar words or phrases. We base these forward-looking statements on our expectations, assumptions, estimates and projections about our business and the industry in which we operate as of the date of this prospectus supplement. These forward-looking statements are subject to a number of risks and uncertainties that cannot be predicted, quantified or controlled and that could cause actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus supplement and the accompanying prospectus and in documents incorporated herein by reference, including those set forth under the caption "Risk Factors," describe factors, among others, that could contribute to or cause these differences. Because the factors discussed in this prospectus supplement and the accompanying prospectus or incorporated herein by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

iii

SUMMARY

          This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and does not contain all of the information that may be important to you. This prospectus supplement and the accompanying prospectus include or incorporate by reference information about the shares we are offering as well as information regarding our business and detailed financial data. You should carefully read this prospectus supplement, the accompanying prospectus and the information incorporated by reference into this prospectus supplement and the accompanying prospectus in their entirety, including especially the "Risk Factors" section, as well as the documents to which we have referred you under "Where You Can Find More Information" below, before making an investment decision.

 Our company

          We are the largest diversified television broadcasting company in the United States by number of primary television stations that we own or to which we provide certain programming, operating or sales services. As of April 19, 2013, we owned, provided programming and operating services pursuant to local marketing agreements (each an "LMA"), or provided (or were provided) sales services pursuant to outsourcing agreements to 85 primary television stations in 45 markets. For purposes of this prospectus supplement, these 85 primary stations are referred to as "our" stations. Our stations reach approximately 27% of U.S. television households (as of April 19, 2013) and we are affiliated with all major networks.

          In addition to growing organically, we supplement our growth through accretive acquisitions. Over the past 18 months, we have announced or have completed acquisitions of 81 television stations, including stations in which we are providing or will provide sales services pursuant to outsourcing agreements ("OSAs"), and four radio stations, significantly expanding our platform. We have historically had a mid-size market focus. However, in connection with our pending acquisition of 29 television stations from Cox Media Group ("Cox") and Barrington Broadcasting Group ("Barrington") we announced the expansion of our acquisition strategy to include small market television stations. On a pro forma basis assuming completion of the pending acquisitions described below under "— Recent developments — Pending acquisitions," as of April 19, 2013, we owned or provided (or were provided) services to 134 primary television stations in 69 markets, reaching approximately 34% of (or 38.6 million) U.S. television households (or a U.S. television household reach of 19% as calculated under the rules of the Federal Communications Commission (FCC)), and also owned four radio stations in the Seattle market. In addition, assuming the completion of the pending acquisitions, we believe that we will operate the largest FOX, ABC, CW and MyNetwork affiliate groups, and will be one of the largest CBS and NBC affiliated groups, in each case as measured by number of primary stations in the country. Our size and scale provide a balance and core strength that offers greater flexibility and business opportunities and helps to protect us from network ratings volatility.

          We broadcast free over-the-air programming to television viewing audiences in the communities we serve through our local television stations. The programming that we provide on our primary station channels consists of network provided programs, locally produced news, local sporting events, programming from program service arrangements, syndicated entertainment programs and other locally produced programs such as Ring of Honor wrestling, a franchise we acquired in 2011. As of April 19, 2013, we produce news for 35 stations in 24 markets, including three markets where we produce news pursuant to a local news sharing arrangement with a competitive station in that market. We have 14 stations which have local news sharing arrangements with a competitive station in that market, which produces the news aired on our station. We provide live local sporting events on many of our stations by acquiring the local television broadcast rights for these events. Additionally, we purchase and barter for popular syndicated programming from third party television producers.

          Our primary source of revenue is the sale of commercial inventory on our television stations to our advertising customers. Our objective is to meet the needs of our advertising customers by delivering significant audiences in key demographics. Our strategy is to provide quality local news programming and popular network and syndicated programs to our viewing audience. We attract most of our national television advertisers through national marketing representation firms which have offices in New York City, Los Angeles, Chicago and Atlanta. Our local television and digital interactive advertisers are attracted through the use of a local sales force at each of our television stations, which is comprised of approximately 500 sales account executives lead by local sales managers company-wide. We sell most of our local paid programming through a centralized sales office covering all our stations.

          We also earn revenue from our retransmission consent agreements through payments from the multi-channel video programming distributors, or "MVPDs," in our markets. The MVPDs are local cable companies, satellite television and local telecommunication video providers. The revenue primarily represents payments from the MVPDs for access to our television stations' program content and is typically based on the number of subscribers they have. We believe the higher viewership associated with broadcast channels as compared to individual cable channels will enable us to continue negotiating for higher retransmission rates over time. Retransmission is a meaningful and growing source of revenue for us as we are able to leverage our size and network affiliation mix in our rate negotiations.

          Political advertising spending has been another growing source of revenue. Due to the cyclicality of political advertising there has been a significant difference in our operating results when comparing even-numbered years' performance to odd numbered years' performance. In addition, every four years, political spending is typically elevated further due to the advertising preceding the presidential election. Our political advertising revenue has grown at a compound annual growth rate of 21% between 2006 to 2012, and political advertising booked in the five weeks preceding the 2012 presidential election exceeded all political advertising in 2008. We expect political advertising will increase significantly as a result of our pending acquisitions. We believe political advertising will continue to be a strong advertising category in our industry, especially with the formation of Super Political Action Committees ("PACs").

          The media landscape is changing quickly with technological advances and greater venues to access content. It is imperative that we remain relevant, competitive and nimble, and offer products to viewers and advertisers that carry a value proposition. One such example is digital interactive ("DI"). While still very much in its initial stages, DI is a rapidly growing segment of broadcasters' revenue. It allows us to be interactive with our viewers, which is an important sales and marketing solution for advertisers, and to transport our content using a multi-screen approach. Our approach to DI is to deliver content through the web, mobile devices, text and social media networks for the purpose of building engagement and advocacy with our viewing audience and redefining our business as a two-way content delivery platform. In March 2013, we had 35.8 million total web and mobile page views, including nearly six million unique web visitors, and 1.2 million Facebook fans.

          In addition, we continue to believe that a viable mobile television service can develop because of the significant advantages that over the air, point to multipoint delivery has compared to the limitations and expenses the consumer is facing through the transitional cell phone delivery option. Television broadcasters have the potential capability of delivering significantly greater video and data at a fraction of the cost of the existing carrier network. We believe a change to the existing mobile broadcast standard to a standard that is comparable to that used in several other parts of the world is essential. We cannot predict at this time when or if any change to the current U.S. mobile standard will take place.

          Our broadcast group is currently a single reportable segment for accounting purposes and includes the following network affiliations as of April 19, 2013: FOX (24 stations); MyNetworkTV (19 stations; as of September 2009, MyNetworkTV is no longer a network affiliation; however, it is branded as such); The CW (15 stations); ABC (11 stations); CBS (11 stations); NBC (3 stations); Azteca (1 station) and one independent station. In addition, certain stations broadcast programming on second and third digital signals through network affiliation or program service arrangements with CBS (rebroadcasted content from other primary channels within the same market); The CW; MyNetworkTV; This TV; ME TV;

Weather Radar; The Weather Authority Network; Live Well Network; Antenna TV; Bounce Network; The Country Network; and LATV, Azteca, Telemundo and Estrella TV, Spanish-language television networks.

          Our Class A Common Stock is listed on the NASDAQ Global Select Market under the symbol "SBGI."

Industry trends

          Solid industry fundamentals —  Broadcast television continues to be the leading choice among advertisers to reach consumers in an increasingly fragmented media landscape. According to the Television Bureau of Advertising, Inc. ("TVB"), adults watch television an average of approximately 5.2 hours per day. As measured by the Nielsen Company ("Nielsen"), during the 2011/2012 broadcast season, 95 of the top 100 rated programs in the U.S. were broadcast programs, and only three of the top 50 rated programs were on cable networks. Broadcast stations are also the primary source for news, local weather, traffic and sports.

          Continued diversification of revenue streams —  Television broadcasting revenue is increasingly less dependent on traditional spot ad revenue, driven by the increase in retransmission and DI revenue. According to SNL Kagan, industry gross retransmission revenue was estimated to be $2.4 billion in 2012 and is projected to grow to $4.9 billion by 2016, a Compound Annual Growth Rate ("CAGR") of 20%. Television DI revenue was estimated by SNL Kagan to be $1.4 billion in 2012 and is projected to grow to $1.9 billion by 2016, a CAGR of 9%. In contrast, local and national spot ad revenue, which represented 96% of television revenue in 2006 and 85% of television revenue in 2012, are projected by SNL Kagan to represent 77% of television revenue in 2016.

Source: SNL Kagan

          According to SNL Kagan, in 2012 television broadcasters received a mere 7% of the $34 billion in affiliate fees paid by MVPDs to cable and regional sports networks despite television broadcasting representing 40% of audience share, which further confirms our expectation of increasing retransmission revenues.

          Momentum in television auto advertising spending —  Automotive is the dominant advertising category for television broadcasting. Since the recession in 2009, the automotive category witnessed a strong rebound in advertising in 2010, and the positive trends continued in 2011 and 2012. According to TVB, television advertising spending was $3.1 billion in 2012 in the automotive sector, an increase of 6% compared to 2011. Automotive advertising spending in 2012 exceeded 2008 levels and we believe in future years it could potentially exceed 2007 automotive ad spending of $3.7 billion if U.S. light vehicle sales continue to grow consistent with recent trends. According to the Bureau of Economic Analysis (BEA) and National Automobile Dealers Association (NADA), the seasonally adjusted annual rate

(SAAR) of U.S. light vehicle sales is projected to be 15.4 million in 2013, up from 14.4 million in 2012 and 12.7 million in 2011, but still below 16.1 million in 2007, allowing for further growth.

          Record level of political advertising spending —  Local news broadcasts are one of the key channels for political advertisers to connect with potential voters. As a result, the bulk of political advertising dollars are spent on local broadcast stations, especially those with a strong news presence. According to Magna Global, political spending on local television is projected to grow from $2.8 billion in 2012 to $3.7 billion in 2016, a CAGR of 8%. The continued increase in political advertising spend is partially driven by the recent United States Supreme Court decision in Citizens United v. Federal Election Commission in which the Supreme Court ruled that federal laws limiting issue advocacy by for-profit and non-profit corporations are unconstitutional. With increased spending by PACs, including the so-called Super PACs, and as political activism around social, political, economic and environmental causes continues to draw attention, political advertising levels may increase further.

Operating Strategy

          Our operating strategy includes, among others, the following:

          Programming to attract viewership —  We seek to target our programming offerings to attract viewership, to meet the needs of the communities which we serve and to meet the needs of our advertising customers. In pursuit of this strategy, we seek to obtain, at attractive prices, popular syndicated programming that is complementary to each station's network programming. We also seek to broadcast live local and national sporting events that would appeal to a large segment of the local community. Moreover, we produce news for 35 stations in 24 markets, including three markets where we produce news pursuant to a local news sharing agreement with a competitive station in that market. We have 14 stations which have local news sharing arrangements with a competitive station in that market, which produces the news aired on our station.

          Developing local franchises —  We believe the greatest opportunity for a sustainable and growing customer base lies within our local communities. Therefore, we have focused on developing a strong local sales force at each of our television stations, which is comprised of approximately 500 sales account executives and local sales managers company-wide. Our goal is to grow our local revenue by increasing our market share and by developing new business opportunities.

          Produce high quality local news —  We believe that the production and broadcasting of local news is an important link to the community and an aid to a station's efforts to expand its viewership. In addition, local news programming can provide access to advertising sources targeted specifically to local news viewers. We assess the anticipated benefits and costs of producing local news prior to the expansion of local news at our stations because it may require a significant investment in capital equipment and substantial increases to operating expenses may be incurred in expanding, introducing, developing and producing local news programming. We also continuously review the performance of our existing news operations to make sure they are economically viable. Our news sharing arrangements generally have proven beneficial to our performance and to the station that produces the news. We have upgraded the majority of our markets to provide high-definition, or "HD," news programming. We expect to complete the roll out of HD news programming to our remaining news producing markets in the next couple of years. After giving effect to the pending acquisitions, we will be airing news in 60 markets.

          Developing new business —  We are always striving to develop new business models to complement or enhance our existing television broadcast business. We have developed new ways to bundle online, mobile text messaging and social media advertising with our traditional commercial broadcasting model. We plan to continue to expand our efforts in this area. In addition, we are making progress on standardizing and implementing a viable business platform for mobile digital broadcast television, or "mobile DTV." We continue to explore new opportunities and plan to implement new initiatives in 2013.

          Favorable retransmission consent agreements —  We have retransmission consent agreements with MVPDs, such as cable, satellite and telecommunications operators in our markets. MVPDs compensate us for the right to retransmit our television stations' program content. Our successful negotiations with MVPDs have created agreements that now produce meaningful and sustainable revenue streams.

          Grow multi-station markets —  We have sought to increase our revenue and improve our margins through the ownership of two stations in a single market, called a duopoly, or by providing programming services, joint sales services and shared operating services pursuant to a local market agreement, or "LMA," a joint sales agreement ("JSA") and an OSA to a second station in markets where we already own one station. Duopolies, LMAs and shared services agreements allow us to realize significant economies of scale in marketing, programming, overhead and capital expenditures. We also believe these arrangements enable us to acquire and air popular programming that contributes to the diversity of programming within each designated market area, or "DMA."

          Control of operating and programming costs —  By employing a disciplined approach to managing programming acquisition and other costs, we have been able to achieve operating margins that we believe are very competitive within the television broadcast industry. We believe our national reach provides us with a strong position to negotiate with programming providers and, as a result, the opportunity to purchase high quality programming at more favorable prices. Moreover, we emphasize control of each of our station's programming and operating costs through program-specific profit analysis, detailed budgeting, regionalization of staff and detailed long-term planning models.

          Attract and retain highly experienced management —  We believe that much of our success is due to our ability to attract and retain highly skilled and motivated managers at both the corporate and local station levels. We provide a combination of base salary, long-term incentive compensation (including equity awards) and, where appropriate, cash bonus pay designed to be competitive with comparable employers in the television broadcast industry.

Acquisition strategy

          Our acquisition approach has been steadfast, focusing on acquiring high-quality assets, accretive to free cash flow and creating multi-station markets to strengthen our competitive position. Our strategy includes adding the "big four" network affiliates of FOX, CBS, ABC and NBC, which receive a larger share of the political revenue and whose networks carry higher ratings. We believe our ability to unlock value stems from:

  •
  our purchasing power and negotiating leverage with program syndicators and other vendors,

  •
  our ability to create efficiencies through multi-station markets including the elimination of duplicative costs,

  •
  the expansion of program offerings such as local news, and

  •
  providing advertisers more programming choices and greater viewer demographics.

          Our acquisitions in 2012, such as the Four Points Media Group LLC ("Four Points"), Freedom Communications, Inc. ("Freedom") and Newport Television, LLC ("Newport") stations, have successfully transitioned into our culture, and we are seeing improvements in their ratings and financial performance. We are aiming to achieve similar positive results from our subsequent acquisitions. Our net broadcast revenue has grown from $640 million in 2008 to $921 million in 2012 (and we estimate would have been approximately $1.5 billion in 2012 if we had owned Four Points, Freedom, Newport, the other stations acquired in 2012 and the pending acquisitions described below under "— Recent developments — Pending acquisitions" during all of 2012 after giving effect to anticipated synergies).

          We believe we have emerged as a leader in the recent consolidation efforts, building a unique portfolio of assets. We are expanding our platform to include a small market television strategy to complement what has historically been a mid-market focus with the expectation of growing both platforms. When Sinclair went public in 1995, our portfolio consisted of 13 television stations in eight markets and was primarily FOX network centric. On a pro forma basis, assuming the completion of the pending acquisitions described below under "— Recent developments — Pending acquisitions," as of April 19, 2013, we owned or provided (or were provided) services to 134 primary television stations in 69 markets, reaching approximately 34% of (or 38.6 million) U.S. television households (or a U.S. television household reach of 19% as calculated under the rules of the FCC), and also owned four radio stations. Over the past 18 months, we have acquired, or have announced the acquisition of, 81 primary television and four radio stations for an aggregate purchase price of approximately $2.0 billion, including amounts paid by third parties for the license assets of certain stations, significantly expanding our platform. We expect our synergies related to these acquisitions to be in excess of $100 million, substantially all of which we expect to be realized by the end of 2014.

          We actively seek to achieve operational efficiencies and economies of scale in programming, overhead and/or capital expenditures through the use of duopolies, LMAs, JSAs, shared services agreements ("SSAs") and OSAs. We believe that these agreements allow our stations to decrease expenses and increase operating margins. These agreements also provide us with the ability to reach larger audiences and better serve the viewers in the community. As of April 19, 2013, we provide services to 23 stations pursuant to LMAs, JSAs, SSAs and OSAs and can provide services to additional stations through these types of agreements as we expand our platform.

Small-market strategy

          In connection with the pending acquisitions of Barrington and certain of the Cox television stations, we announced the formation of our new operating unit, Chesapeake Television, Inc. ("Chesapeake TV"), which is the operating vehicle to house our small market television acquisition strategy. This innovative structure of having a dual operating structure, one for small markets and one for mid-sized markets, recognizes that there are competitive and economic differences among market sizes that affect pricing and inventory management. We believe that permitting each operating entity the flexibility to operate within its own market dynamics will allow us to maximize profitability.

          We also announced the hiring of Steven Pruett as Chief Operating Officer of Chesapeake TV. Mr. Pruett, who most recently served as Chief Executive Officer of Communications Corporation of America's 25 television station group, will oversee the growth and development of our small market strategy.

Recent developments

First quarter 2013 results

          On April 29, 2013, we reported financial results for the three months ended March 31, 2013. Net broadcast revenues from continuing operations were $252.9 million for the three months ended March 31, 2013, an increase of 32.5% versus the prior year period result of $190.9 million. The Company had operating income of $63.7 million in the three-month period, as compared to operating income of $59.9 million in the prior year period. Net income attributable to the Company was $17.0 million in the three-month period, versus net income of $29.4 million in the prior year period. In addition, the Company reported diluted earnings per common share of $0.21 for the three-month period ended March 31, 2013 versus diluted earnings per common share of $0.36 in the prior year period.

Pending acquisitions

Fisher Communications

          On April 11, 2013, we entered into a definitive merger agreement to acquire Fisher Communications ("Fisher") for $373.3 million, less $20.0 to $25.0 million of working capital. Under the terms of the merger agreement, Fisher shareholders will receive $41.00 in cash for each share of Fisher common stock they own. Fisher owns 20 television stations, plus two simulcasts, in eight markets, reaching 3.9% of U.S. television households, and four radio stations in the Seattle market (including one station with both AM and FM formats).

          The transaction is expected to close in the third quarter of 2013 subject to the approval of the FCC, antitrust clearance, the affirmative vote of two-thirds of Fisher's outstanding shares and customary closing conditions.

          The Fisher television stations covered by the transaction are:

Station	Affil.	Market	DMA(1)
KOMO	ABC/This TV	Seattle-Tacoma, WA	12
KUNS	Univision/Mundo Fox	Seattle-Tacoma, WA	12
KATU	ABC/Me TV	Portland, OR	22
KUNP	Univision/Mundo Fox	Portland, OR	22
KLEW	CBS	Spokane, WA	73
KBOI	CBS/CW	Boise, ID	111
KYUU	CW	Boise, ID	111
KVAL	CBS/This TV	Eugene, OR	121
KCBY	CBS	Eugene, OR	121
KPIC	CBS	Eugene, OR	121
KMTR(2)(3)	NBC/CW	Eugene, OR	121
KMCB(2)(3)	NBC	Eugene, OR	121
KTCW(2)(3)	NBC	Eugene, OR	121
KIMA	CBS/CW	Yakima-Pasco-Richland-Kennewick, WA	123
KEPR	CBS/CW	Yakima-Pasco-Richland-Kennewick, WA	123
KUNW	Univision	Yakima-Pasco-Richland-Kennewick, WA	123
KVVK	Univision	Yakima-Pasco-Richland-Kennewick, WA	123
KORX	Univision	Yakima-Pasco-Richland-Kennewick, WA	123
KBAK	CBS	Bakersfield, CA	126
KBFX	FOX/This TV	Bakersfield, CA	126
KIDK(4)	CBS/FOX	Idaho Falls-Pocatello, ID	160
KXPI(4)	FOX	Idaho Falls-Pocatello, ID	160

(1)
DMA represents television designated market areas according to Nielsen. The numbers in the column represent the ranking in terms of size of the DMA out of the 210 generally recognized DMAs in the United States.

(2)
Pending regulatory approval for Fisher to provide certain operating services.

(3)
A third party licensee owns these license assets for which we will provide services pursuant to a JSA.

(4)
A third party provides services to these stations pursuant to a JSA.

          The Fisher radio stations covered by the transaction are:

Station	Format	Market	MSA(1)
KOMO	1000 AM (news)	Seattle-Tacoma, WA	13
KOMO(2)	97.7 FM (news)	Seattle-Tacoma, WA	13
KPLZ	101.5 FM (contemporary)	Seattle-Tacoma, WA	13
KVI	570 AM (talk)	Seattle-Tacoma, WA	13

(1)
MSA represents radio metropolitan statistical areas according to Arbitron Inc.

(2)
A third party licensee owns the license assets for which we will provide services pursuant to an LMA.

Barrington Broadcasting Group

          On February 28, 2013, Sinclair entered into a definitive agreement to purchase the broadcast assets of 18 television stations owned by Barrington for $370.0 million, less amounts to be paid by third parties, and entered into agreements to operate or provide sales services to another six stations. The 24 stations are located in 15 markets and reach 3.4% of U.S. television households. The transaction is expected to close late in the second quarter or early in the third quarter of 2013 subject to the approval of the FCC and customary antitrust clearance.

          The Barrington stations covered by the transaction are:

Station	Affil.	Market	DMA(1)
WEYI(2)	NBC	Flint/Saginaw/Bay City/Midland, MI	67
WBSF(2)	CW	Flint/Saginaw/Bay City/Midland, MI	67
WNWO	NBC	Toledo, OH	76
WACH	FOX	Columbia, SC	77
WSTM	NBC	Syracuse, NY	84
WTVH	CBS	Syracuse, NY	84
WSTQ	CW	Syracuse, NY	84
KGBT	CBS	Harlingen/Weslaco/Brownsville/McAllen, TX	86
KXRM	FOX	Colorado Springs, CO	89
KXTU	CW	Colorado Springs, CO	89
WPDE	ABC	Myrtle Beach/Florence, SC	103
WWMB(2)	CW	Myrtle Beach/Florence, SC	103
WHOI(3)	ABC	Peoria/Bloomington, IL	116
WPBN	NBC	Traverse City/Cadillac, MI	120
WGTU(2)	ABC	Traverse City/Cadillac, MI	120
WTOM	NBC	Traverse City/Cadillac, MI	120
WGTQ(2)	ABC	Traverse City/Cadillac, MI	120
KVII	ABC	Amarillo, TX	130
KVIH	ABC	Amarillo, TX	130
KRCG	CBS	Columbia/Jefferson City, MO	138
WFXL	FOX	Albany, GA	150
KHQA	CBS	Quincy, IL/Hannibal, MO/Keokuk, IA	171
WLUC	NBC	Marquette, MI	180
KTVO	ABC	Ottumwa, IA/Kirksville, MO	199

(1)
Represents television DMAs according to Nielsen. The numbers in the column represent the ranking in terms of size of the DMA out of the 210 generally recognized DMAs in the United States.

(2)
A third party licensee owns or will own these license assets for which we will provide services pursuant to a JSA.

(3)
A third party provides services to this station pursuant to a JSA.

Cox Media Group

          On February 25, 2013, Sinclair entered into a definitive agreement to purchase certain stock and/or broadcast assets of four television stations, located in four markets, owned by Cox for $99.0 million less $4.3 million of working capital adjustments and amounts to be paid by third party companies, and entered into an agreement to provide sales services to one other station. The five stations are located in El Paso, TX, Johnstown/Altoona, PA, Reno, NV and Wheeling, WV/Steubenville, OH and reach 0.9% of the U.S. TV households. The transaction is expected to close in the second quarter of 2013 subject to the approval of the FCC.

          The Cox stations to be owned and operated, programmed or provided sales services to are:

Station	Affil.	Market	DMA(1)
KFOX	FOX	El Paso, TX	91
WJAC	NBC	Johnstown/Altoona, PA	102
KRXI	FOX	Reno, NV	108
KAME(2)	MNT	Reno, NV	108
WTOV	NBC	Wheeling, WV/Steubenville, OH	158

(1)
Represents television designated market areas according to Nielsen. The numbers in the column represent the ranking in terms of size of the DMA out of the 210 generally recognized DMAs in the United States.

(2)
A third party licensee owns or will own these license assets for which we will provide services pursuant to a JSA.

Pending divestitures

          In connection with the Cox acquisition, due to FCC ownership restrictions, while we will continue providing the services to KAME (MNT) in Reno, NV that COX Media Group has historically provided, on February 26, 2013 we entered into an agreement to sell the license assets of KAME (MNT) to Deerfield Media, Inc. ("Deerfield") for $0.4 million. The transaction is expected to close simultaneously with the Cox acquisition, subject to closing conditions, including, without limitation, approval of the FCC.

          In connection with the Barrington acquisition, we entered into an agreement with Cunningham Broadcasting Company ("Cunningham") to sell our station WSYT (FOX) in Syracuse, NY, assign our LMA with WNYS (MNT) in Syracuse, NY, and sell our station in Peoria, IL, WYZZ (FOX), due to FCC conflict ownership rules for $47 million.

Other events

Quarterly dividend

          On February 6, 2013, our Board of Directors declared a quarterly dividend of $0.15 per share, payable on March 15, 2013 to the holders of record of our common stock at the close of business on March 1, 2013.

          On April 23, 2013, our Board of Directors approved a quarterly dividend of $0.15 per share, payable on June 14, 2013 to the holders of record of our common stock at the close of business on May 31, 2013.

5.375% Senior Notes due 2021

          On April 2, 2013, STG issued $600 million aggregate principal amount of STG's 5.375% Senior Notes due 2021 (the "5.375% Notes"), which mature on April 1, 2021, pursuant to an indenture dated April 2, 2013. STG's obligations under the 5.375% Notes are jointly and severally guaranteed by the guarantors party thereto, which includes Sinclair, two of Sinclair's direct subsidiaries and all but one of STG's subsidiaries.

          The 5.375% Notes were issued at 100.0% of their principal amount and will bear interest at a rate of 5.375% per annum payable semi-annually on April 1 and October 1, commencing on October 1, 2013. Prior to April 1, 2016, STG may redeem the 5.375% Notes, in whole or in part, at any time or from time to time at a price equal to 100% of the principal amount redeemed plus accrued and unpaid interest, if any, to the redemption date, plus a "make-whole" premium as set forth in the indenture. Beginning on April 1, 2016, STG may redeem some or all of the 5.375% Notes at any time or from time to time at the redemption prices set forth in the indenture. In addition, on or prior to April 1, 2016, STG may redeem up to 35% of the 5.375% Notes using the proceeds of certain equity offerings of 105.375% of the aggregate principal amount of the notes redeemed. Upon the sale of certain of our assets or certain changes of control, the holders may require STG to repurchase some or all of the 5.375% Notes.

          The net proceeds from the offering of the 5.375% Notes were used to pay down outstanding indebtedness under our bank credit agreement (the "Bank Credit Agreement") before we entered into our Amended and Restated Bank Credit Agreement (as defined below).

          The indenture contains certain restrictive covenants including, but not limited to, restrictions on indebtedness, liens, payments, investments, mergers, consolidations, liquidations and dissolutions, acquisitions, sales and other dispositions of assets and affiliate transactions. These covenants are subject to a number of exceptions and limitations as described in the indenture. The indenture also includes events of defaults, including certain cross-default and cross-acceleration provisions, customary for an agreement of its type.

          Under the terms of a registration rights agreement entered into on April 2, 2013, we are obligated to file a registration statement to register an offer to exchange the 5.375% Notes for identical notes that are registered under the Securities Act. We filed the registration statement on Form S-4 with the Securities and Exchange Commission on April 4, 2013, which became effective on April 16, 2013. We expect the exchange offer to commence in the second quarter of 2013.

Amended and Restated Bank Credit Agreement

          On April 9, 2013, we announced that STG entered into an amendment and restatement of its bank credit agreement (the "Amended and Restated Bank Credit Agreement"). Under the Amended and Restated Bank Credit Agreement, STG refinanced the existing facility and replaced the existing term loans under the facility with a new $500.0 million term loan A facility ("term loan A"), maturing in April of 2018 and priced at LIBOR plus 2.25%, and a $400.0 million term loan B facility ("term loan B"), maturing in April of 2020 and priced at LIBOR plus 2.25% with a LIBOR floor of 0.75%. In addition, STG replaced its existing revolving line of credit with a new $100.0 million revolving line of credit (the "Revolver") maturing in April of 2018 and priced at LIBOR plus 2.25%. term loan proceeds, along with cash on hand, a draw under the Revolver and/or the proceeds of this offering are expected to be used to fund the acquisitions described above under "— Pending acquisitions." Due to timing related to the closing and funding of the acquisitions, approximately $445.0 million of the new term loan A will be drawn on a delayed basis. STG also amended certain other terms of the Bank Credit Agreement, including increased incremental loan capacity, increased television station acquisition capacity and increased flexibility under the restrictive covenants.

          The Amended and Restated Bank Credit Agreement continues to contain certain (i) restrictive covenants, including, but not limited to, restrictions on indebtedness, liens, payments, investments, mergers, consolidations, liquidations and dissolutions, acquisitions, sales and other dispositions of assets, loans and advances and affiliate transactions and (ii) financial maintenance covenants, including an interest coverage ratio, a first lien indebtedness ratio and a total indebtedness ratio. There were no changes to these ratios in the Amended and Restated Bank Credit Agreement. The Amended and Restated Bank Credit Agreement also continues to include affirmative covenants, representations and warranties and events of default, including certain cross-default and cross-acceleration provisions, customary for an agreement of its type.

          STG's obligations under the Amended and Restated Bank Credit Agreement remain (i) jointly and severally guaranteed by the guarantors party thereto, which include Sinclair and certain subsidiaries of Sinclair and (ii) secured by a first-priority lien on substantially all of the tangible and intangible assets (whether now owned or hereafter arising or acquired) of STG and the subsidiaries of STG and Sinclair that are guarantors and, with respect to Sinclair, the capital stock of certain of its directly owned subsidiaries.

THE OFFERING

Common stock offered by us	18,000,000 shares of Class A common stock.
Common stock to be outstanding after this offering	73,538,925 shares of Class A common stock. See "Security Ownership of Certain Beneficial Owners, the Selling Stockholders and Management" in this prospectus supplement.
Option to purchase additional shares
The selling stockholders named herein have granted the underwriters an option to purchase up to an additional 2,700,000 shares at the public offering price less the underwriting discounts and commissions, which option may be exercised at any time in whole, or from time to time in part, on or before the 30th day following the date of this prospectus supplement.
Use of proceeds
We intend to use the net proceeds from this offering to fund a portion of the purchase prices of the pending acquisitions described above under " — Recent developments — Pending acquisitions," for future acquisitions and for general corporate purposes. See "Use of Proceeds." We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders in the event the underwriters exercise their option to purchase additional shares.
NASDAQ Global Select Market symbol	"SBGI."
Risk factors	See "Risk factors" beginning on page S-18 for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our Class A common stock.
Dividend policy
Since 2011, our Board of Directors declared quarterly dividends on our common stock. Dividends of $0.12 per share were paid in March 2011, June 2011, September 2011 and December 2011, for total dividend payments of $0.48 per share for the year ended December 31, 2011. During 2012, our Board of Directors declared a quarterly dividend of $0.12 per share in the months of February and May, which were paid in March and June, and $0.15 per share in the months of August and November, which were paid in September and December. A special cash dividend of $1.00 per share was also declared in November 2012, which was paid in December, for total dividend payments of $1.54 per share for the year ended December 31, 2012. In February 2013, our Board of Directors declared a quarterly dividend of $0.15 per share. On April 23, 2013, our Board of Directors approved a quarterly dividend of $0.15 per share, payable on June 14, 2013 to holders of record on May 31, 2013. Future dividends on our shares of common stock, if any, will be at the discretion of our Board of Directors and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions and other factors that the Board of Directors may deem relevant. The Class A common stock and Class B common stock holders have the same rights related to dividends.
Voting rights
Each holder of our Class A common stock is entitled to one vote per share on all matters to be voted on by stockholders. Each holder of our Class B common stock is entitled to 10 votes per share on all matters to be voted on by our stockholders.

          The number of shares of Class A common stock that will be outstanding after this offering does not include any securities convertible into or exercisable for Class A common stock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

          The following table sets forth our summary historical consolidated financial information for the periods indicated. We have derived the summary financial information for each of the years ended December 31, 2010 through December 31, 2012 from our audited consolidated financial statements. The audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012 (the "Annual Report") are incorporated by reference herein. This summary financial information should be read in conjunction with the section entitled "Management's discussion and analysis of financial condition and results of operations," which is included in this prospectus, and the consolidated financial statements and related notes thereto contained in our Annual Report, which is incorporated herein by reference. See "Where you can find more information" and "Incorporation by reference."

	Years ended or as of December 31,
	2012	2011	2010
	(in thousands, except per share data)
Statements of operations data:
Net broadcast revenues(a)	$920,593	$648,002	$655,836
Revenues realized from station barter arrangements	86,905	72,773	75,210
Other operating divisions revenues	54,181	44,513	36,598

Total revenues	1,061,679	765,288	767,644
Station production expenses	255,556	178,612	154,133
Station selling, general and administrative expenses	171,279	123,938	127,091
Expenses recognized from station barter arrangements	79,834	65,742	67,083
Depreciation and amortization(b)	85,172	51,103	55,141
Amortization of program contract costs and net realizable value adjustments	60,990	52,079	60,862
Other operating divisions expenses	46,179	39,486	30,916
Corporate general and administrative expenses	33,391	28,310	26,800
Impairment of goodwill, intangible and other assets	—	398	4,803

Operating income (loss)	329,278	225,620	240,815
Interest expense and amortization of debt discount and deferred financing costs	(128,553)	(106,128)	(116,046)
(Loss) from extinguishment of debt	(335)	(4,847)	(6,266)
(Loss) income from equity and cost method investees	9,670	3,269	(4,861)
Gain on insurance settlement	47	1,742	344
Other income, net	2,233	1,717	1,865

Income (loss) from continuing operations before income taxes	212,340	121,373	115,851
Income tax (provision)	(67,852)	(44,785)	(40,226)

Income from continuing operations	144,488	76,588	75,625
Discontinued operations:
(Loss) income from discontinued operations, net of taxes	465	(411)	(577)

Net income	$144,953	$76,177	$75,048
Net loss (income) attributable to noncontrolling interest	(287)	(379)	1,100

Net income attributable to Sinclair Broadcast Group	$144,666	$75,798	$76,148

	Years ended or as of December 31,
	2012	2011	2010
	(in thousands, except per share data)
Basic and diluted earnings per common share attributable to Sinclair Broadcast Group:
Basic earnings per share from continuing operations	$1.78	$0.95	$0.96
Basic earnings per share	$1.79	$0.94	$0.95
Diluted earnings per share from continuing operations	$1.78	$0.95	$0.95
Diluted earnings per share	$1.78	$0.94	$0.94
Dividends declared per share	$1.54	$0.48	$0.43
Balance sheet data:
Cash and cash equivalents	$22,865	$12,967	$21,974
Total assets	$2,729,697	$1,571,417	$1,485,924
Total debt(c)	$2,273,379	$1,206,025	$1,212,065
Total (deficit)	$(100,053)	$(111,362)	$(157,082)

(a)
Net broadcast revenues is defined as broadcast revenues, net of agency commissions.

(b)
Depreciation and amortization includes amortization of property and equipment and amortization of definite-lived intangible broadcasting assets and other assets.

(c)
Total debt is defined as notes payable, capital leases and commercial bank financing, including the current and long-term portions.

SUMMARY PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS
(unaudited)

          Effective December 1, 2012, we closed the asset acquisition of certain broadcast assets of Newport for $460.5 million (excluding amounts paid by Deerfield for the license assets of certain stations) and acquired Newport's rights under the local marketing agreements with WLYH-TV (CW) in Harrisburg, PA and KMTW-TV (MNT) in Wichita, KS, along with options to acquire the license assets of these stations. We financed the acquisition with the proceeds from our October 2012 offering of 6.125% Senior Notes due 2022 (the "6.125% Notes") plus a $41.3 million cash escrow previously paid.

          Effective December 1, 2012, we closed on our agreements with Deerfield to sell Deerfield the license assets of one of our stations in San Antonio, TX (KMYS-TV CW) and our station in Cincinnati (WSTR-TV MNT) for a total of $10.7 million, and assigned to Deerfield the right to buy the license assets of WPMI-TV and WJTC-TV in the Mobile, AL / Pensacola, FL market and WHAM-TV in the Rochester, NY market for $12.0 million. We also acquired the options to acquire the license assets of these stations held by Deerfield. We provide sales and other non-programming services to each of these four stations pursuant to outsourcing agreements.

          The unaudited pro forma condensed combined statement of operations gives effect to our acquisition of the Newport stations and Deerfield's acquisition of certain of the license assets of the stations as described above, as well as the related acquisition financing for the transactions, and is presented as if the acquisitions of the Newport stations, including the related license assets purchased by Deerfield and the related acquisition financing, had occurred on January 1, 2011.

          The unaudited pro forma condensed combined statement of operations was derived from our audited consolidated income statement for the year ended December 31, 2012 and the unaudited combined income statements of Newport for the nine months ended September 30, 2012 and the two months ended November 30, 2012, as adjusted for the acquisitions and the related financings. The unaudited pro forma condensed combined statement of operations should be read together with our Annual Report, which is incorporated by reference herein. The unaudited pro forma condensed combined statement of operations also should be read in conjunction with the historical Newport stations combined financial statements and the notes thereto included as Exhibit 99.1 to our Current Report on Form 8-K/A dated December 1, 2012 and filed with the SEC on February 15, 2013, which is incorporated by reference herein. See "Where you can find more information" and "Incorporation by reference."

          The unaudited pro forma condensed combined statement of operations is presented for illustrative purposes only and is not indicative of either future results of operations or results that might have been achieved if the acquisition was consummated as of January 1, 2011.

          The unaudited pro forma condensed combined statement of operations does not include the effects of non-recurring income statement impacts from the acquisition or the related financing of the acquisition. Additionally, the unaudited pro forma condensed combined statement of operations does not include any adjustments for expected future incremental operating income as a result of synergies, which we expect may be significant.

 SUMMARY PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(in thousands, except per share data)
(unaudited)

	Year ended December 31, 2012	Nine months ended September 30, 2012	Two months ended November 30, 2012
	SBG Historical	Newport Historical	Newport Historical	Newport Pro Forma Adjustments	Total Pro Forma
Revenues:
Station broadcast revenues, net of agency commissions	$920,593	$98,203	$31,474	$—	$1,050,270
Revenues realized from station barter arrangements	86,905	3,574	859	—	91,338
Other operating divisions revenues	54,181	—	—	—	54,181

Net revenues	1,061,679	101,777	32,333	—	1,195,789
Operating Expenses:
Station production expenses	255,556	25,543	5,834	—	286,933
Station selling, general and administrative expenses	171,279	25,416	5,502	—	202,197
Expenses recognized from station barter arrangements	79,834	3,416	884	—	84,134
Amortization of program contract costs and net realizable value adjustments	60,990	5,587	1,204	(896)	66,885
Other operating divisions expenses	46,179	—	—	—	46,179
Depreciation of property and equipment	47,073	5,258	1,177	2,233	55,741
Corporate general and administrative expenses	33,391	5,108	1,135	(622)	39,012
Amortization of definite-lived intangible assets	38,099	292	65	14,718	53,174
Total operating expenses	732,401	70,620	15,801	15,433	834,255

Operating income (loss)	329,278	31,157	16,532	(15,433)	361,534
Other Income (Expense):
Interest expense and amortization of debt discount and deferred financing costs	(128,553)	—	—	(24,729)	(153,282)
Other income (expense)	11,615	(691)	(3)	—	10,921
Total other expense	(116,938)	(691)	(3)	(24,729)	(142,361)

Income (loss) before provision for income taxes	212,340	30,466	16,529	(40,162)	219,173
Provision for Income Tax	(67,852)	(1,012)	(549)	(837)	(70,250)

Net income (loss) from continuing operations	144,488	29,454	15,980	(40,999)	148,923
Net income attributable to the noncontrolling interest	(287)	—	—	(144)	(431)

Net Income (Loss) From Continuing Operations Attributable to Sinclair Broadcast Group	$144,201	$29,454	$15,980	$(41,143)	$148,492
Basic earnings per share from continuing operations	$1.78				$1.83
Diluted earnings per share from continuing operations	$1.78				$1.83
Weighted average common shares outstanding	81,020				81,020
Weighted average common and common equivalent shares outstanding	81,310				81,310

RISK FACTORS

          An investment in our Class A common stock involves a significant degree of risk. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before you decide whether to purchase shares. The risks and uncertainties described below and in such incorporated documents are not the only risks and uncertainties that we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our financial condition and business operations. If any of the following risks actually occurs, our business's financial condition and operating results would suffer. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in those forward-looking statements. See "Forward-Looking Statements."

Risks related to our operations

Our advertising revenue can vary substantially from period to period based on many factors beyond our control. This volatility affects our operating results and may reduce the market value of our securities.

          We rely on sales of advertising time for most of our revenues and, as a result, our operating results depend on the amount of advertising revenue we generate. If we generate less advertising revenue, it may be more difficult for us to repay our indebtedness and the value of our business may decline. Our ability to sell advertising time depends on:

  •
  the levels of automobile advertising, which historically have represented about one quarter of our advertising revenue; however, for the year ended December 31, 2012, automobile advertising represented 20.8% of our net time sales;

  •
  the health of the economy in the area where our television stations are located and in the nation as a whole;

  •
  the popularity of our programming and that of our competition;

  •
  the levels of political advertising, which are affected by campaign finance laws and the ability of political candidates and political action committees to raise and spend funds and are subject to seasonal fluctuations;

  •
  the reliability of our ratings information measurements, including new ratings system technologies such as "people meters" and "set-top boxes";

  •
  changes in the makeup of the population in the areas where our stations are located;

  •
  the activities of our competitors, including increased competition from other forms of advertising-based mediums, such as other broadcast television stations, radio stations, MVPDs, internet and broadband content providers and other print and media outlets serving in the same markets; and

  •
  other factors that may be beyond our control.

          After a severe economic recession in 2008 and 2009 that affected our advertising revenue, we experienced a rebound in advertising spending in 2010 due primarily to a resurgence of the automotive industry, our largest advertising category, and a contentious mid-term election resulting in record political revenues. In 2012, we recorded record levels of political advertising and benefited from strong results in our automotive advertising category. There can be no assurance that our advertising revenue will not be volatile in the future or that such volatility will not have an adverse impact on our business, financial condition or results of operations.

Our substantial indebtedness could adversely affect our financial condition.

          We have a high level of debt, totaling $2,273.4 million at December 31, 2012, compared to the book value of shareholders' deficit of $100.1 million on the same date. In addition, under the Amended and Restated Bank Credit Agreement, we can draw approximately $445.0 million of term loans on a delayed draw basis. Our relatively high level of debt poses the following risks, particularly in periods of declining revenues:

  •
  we may be unable to service our debt obligations, including payments on our outstanding notes as they come due, especially during general negative economic and market industry conditions;

  •
  we may use a significant portion of our cash flow to pay principal and interest on our outstanding debt, especially during general negative economic and market industry conditions;

  •
  the amount available for working capital, capital expenditures, dividends and other general corporate purposes may be limited because a significant portion of cash flow is used to pay principal and interest on outstanding debt;

  •
  our lenders may not be as willing to lend additional amounts to us for future working capital needs, additional acquisitions or other purposes;

  •
  the cost to borrow from lenders may increase;

  •
  our ability to access the capital markets may be limited, and we may be unable to issue securities with pricing or other terms that we find attractive, if at all;

  •
  if our cash flow were inadequate to make interest and principal payments, we might have to restructure or refinance our indebtedness or sell one or more of our stations to reduce debt service obligations;

  •
  we may be more vulnerable to adverse economic conditions than less leveraged competitors and thus, less able to withstand competitive pressures; and

  •
  because the interest rate under the Amended and Restated Bank Credit Agreement is a floating rate, any increase will reduce the funds available to repay our obligations and for operations and future business opportunities and will make us more vulnerable to the consequences of our leveraged capital structure.

          Any of these events could reduce our ability to generate cash available for investment, debt repayment or capital improvements or to respond to events that would enhance profitability.

Commitments we have made to our lenders limit our ability to take actions that could increase the value of our securities and business or may require us to take actions that decrease the value of our securities and business.

          Our existing financing agreements prevent us from taking certain actions and require us to meet certain tests. These restrictions and tests may require us to conduct our business in ways that make it more difficult to repay unsecured debt or decrease the value of our securities and business. These restrictions and tests include the following:

  •
  restrictions on additional debt;

  •
  restrictions on our ability to pledge our assets as security for indebtedness;

  •
  restrictions on payment of dividends, the repurchase of stock and other payments relating to our capital stock;

  •
  restrictions on some sales of certain assets and the use of proceeds from asset sales;

  •
  restrictions on mergers and other acquisitions, satisfaction of conditions for acquisitions and a limit on the total amount of acquisitions without the consent of bank lenders;

  •
  restrictions on permitted investments;

  •
  restrictions on the lines of business we and our subsidiaries may operate; and

  •
  financial ratio and condition tests including the ratio of adjusted earnings before interest, tax, depreciation and amortization, as adjusted ("adjusted EBITDA") to adjusted interest expense, the ratio of first lien indebtedness to adjusted EBITDA and the ratio of STG total indebtedness to adjusted EBITDA.

          Future financing arrangements may contain additional restrictions and tests. All of these restrictive covenants may limit our ability to pursue our business strategies, prevent us from taking actions that could increase the value of our securities or may require actions that decrease the value of our securities. In addition, we may fail to meet the tests and thereby default on one or more of our obligations (particularly if the economy weakens and thereby reduces our advertising revenues). If we default on our obligations, creditors could require immediate payment of the obligations or foreclose on collateral. If this happens, we could be forced to sell assets or take other actions that could significantly reduce the value of our securities and business and we may not have sufficient assets or funds to pay our debt obligations.

A failure to comply with covenants under our debt instruments could result in a default under such debt instruments, acceleration of amounts due under our debt and loss of assets securing our loans.

          Certain of our debt is cross-defaulted with our other debt, which means that a default under certain of our debt may cause a default under certain of our indentures or the Amended and Restated Bank Credit Agreement.

          If we breach certain of our debt covenants, our lenders could require us to repay the debt immediately, and, if the debt is secured, could immediately take possession of the property securing such debt. In addition, if any other lender declared its loan due and payable as a result of a default, the holders of our outstanding notes, along with the lenders under the Amended and Restated Bank Credit Agreement, might be able to require us to pay those debts immediately.

          As a result, any default under our debt covenants could have a material adverse effect on our financial condition and our ability to meet our obligations.

Any insolvency or bankruptcy proceeding relating to Cunningham, one of our LMA partners, would cause a default and potential acceleration under the Amended and Restated Bank Credit Agreement and could, potentially, result in Cunningham's rejection of our seven LMAs with Cunningham, which would negatively affect our financial condition and results of operations.

          Cunningham operates in the same industry as us and hence faces similar financial and economic pressures. Cunningham is our LMA partner in seven markets. Because the seven LMAs with Cunningham are material to our financial condition and results of operations, we are affected by the financial condition of Cunningham or any of its subsidiaries. Any insolvency or bankruptcy proceeding relating to Cunningham or any of its subsidiaries would materially negatively affect our financial condition and results of operations.

Despite current debt levels, we may be able to incur significantly more debt in the future, which could increase the foregoing risks related to our indebtedness.

          At April 19, 2013, we had $100.0 million available (subject to certain borrowing conditions) for additional borrowings under the revolving credit facility of the Amended and Restated Bank Credit

Agreement, all of which was available under our current borrowing capacity. In addition, we can draw approximately $445.0 million of term loans on a delayed draw basis under our Amended and Restated Bank Credit Agreement. Under the terms of the debt instruments to which we are subject, and provided we meet certain financial and other covenants, we may be able to incur substantial additional indebtedness in the future, including additional senior debt and secured debt. If we incur additional indebtedness, the risks described in the risk factors in this prospectus supplement relating to having substantial debt could intensify.

Our strategic acquisitions could pose various risks and increase our leverage.

          We have pursued and intend to selectively continue to pursue strategic acquisitions, subject to market conditions, our liquidity and the availability of attractive acquisition candidates, with the goal of improving our business. During 2012, we acquired certain assets related to and began operating 29 television stations plus the license assets of WTTA-TV in Tampa / St. Petersburg, FL, a television station which we programed pursuant to an LMA prior to December 1, 2012. During 2013, we have signed agreements to acquire 51 stations.

          We may not be able to identify other attractive acquisition targets or we may not be able to fund additional acquisitions in the future. Acquisitions involve inherent risks, such as increasing leverage and debt service requirements and combining company cultures and facilities, which could have a material adverse effect on our results of operations and could strain our human resources. We may not be able to successfully implement effective costs controls, achieve expected synergies or increase revenues as a result of any acquisition. In addition, future acquisitions may result in our assumption of unexpected liabilities and may result in the diversion of management's attention from the operation of our core business. In addition, disclosures we make regarding past operating results of acquired entities (or our pro forma results) is based on financial information provided to us by acquired entities, which has not been reviewed by our auditors or subject to our internal controls.

          Certain acquisitions, such as television stations, are subject to the approval of the FCC and, potentially, other regulatory authorities. The need for FCC and other regulatory approvals could restrict our ability to consummate future transactions and potentially require us to divest certain television stations if the FCC believes that a proposed acquisition would result in excessive concentration in a market, even if the proposed combinations may otherwise comply with FCC ownership limitations.

Our other operating divisions segment involves risks, including the diversion of resources, that may adversely affect our business or results of operations.

          Our other operating divisions segment consists of businesses involved in sign design and fabrication, regional security alarm operations, and real estate ventures and is reported separately from our broadcast segment. Managing the operations of these businesses and the costs incurred by these businesses involve risks, including the diversion of our management's attention from managing the operations of our broadcast businesses and diverting other resources that could be used in our broadcast businesses. Such diversion of resources may adversely affect our business and results of operations. In addition, our investments in real estate ventures carry inherent risks related to owning interests in real property, including, among others, the relative illiquidity of real estate, potential adverse changes in real estate market conditions, and changes in tenant preferences. There can be no assurance that our investments in the businesses comprising our other operating divisions will yield a positive rate of return or otherwise be recoverable.

Financial and economic conditions may have an adverse impact on our industry, business, results of operations or financial condition.

          Financial and economic conditions have been challenging and the continuation or worsening of such conditions could further reduce consumer confidence and have an adverse effect on the fundamentals of our business, results of operations and/or financial condition. Poor economic and industry conditions could have a negative impact on our industry or the industry of those customers who advertise on our stations, including, among others, the automotive industry and service businesses, each of which is a significant source of our advertising revenue. Additionally, financial institutions, capital providers, or other consumers may be adversely affected. Potential consequences of any financial and economic decline include:

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  the financial condition of those companies that advertise on our stations, including, among others, the automobile manufacturers and dealers, may be adversely affected and could result in a significant decline in our advertising revenue;

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  our ability to pursue the acquisition of attractive television and non-television assets may be limited if we are unable to obtain any necessary additional capital on favorable terms, if at all;

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  our ability to pursue the divestiture of certain television and non-television assets at attractive values may be limited;

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  the possibility that our business partners, such as our counterparties to our outsourcing and news share arrangements, could be negatively impacted and our ability to maintain these business relationships could also be impaired;

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  our ability to refinance our existing debt on terms and at interest rates we find attractive, if at all, may be impaired; and

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  our ability to make certain capital expenditures may be significantly impaired.

We must purchase television programming in advance based on expectations about future revenues. Actual revenues may be lower than our expectations. If this happens, we could experience losses that may make our securities less valuable.

          One of our most significant costs is television programming. Our ability to generate revenue to cover this cost may affect the value of our securities. If a particular program is not popular in relation to its costs, we may not be able to sell enough advertising time to cover the costs of the program. Since we generally purchase programming content from others rather than producing such content ourselves, we have limited control over the costs of the programming. Often we must purchase programming several years in advance and may have to commit to purchase more than one year's worth of programming. We may replace programs that are doing poorly before we have recaptured any significant portion of the costs we incurred or before we have fully amortized the costs. Any of these factors could reduce our revenues or otherwise cause our costs to escalate relative to revenues. These factors are exacerbated during a weak advertising market. Additionally, our business is subject to the popularity of the programs provided by the networks with which we have network affiliation agreements or which provide us programming.

We may lose a large amount of programming if a network terminates its affiliation or program service arrangement with us, which could increase our costs and/or reduce revenue.

          Out of our 85 primary television stations that we own and operate, or to which we provide (or for which we are provided) programming services and/or sales services, 84 are affiliated with networks, as of April 19, 2013. In addition, most of the stations that we will acquire in the pending acquisitions are affiliated with networks. The networks produce and distribute programming in exchange for each station's commitment to air the programming at specified times and for commercial announcement time during programming. The amount and quality of programming provided by each network varies.

          The non-renewal or termination of any of our network affiliation agreements would prevent us from being able to carry programming of the relevant network. This loss of programming would require us to obtain replacement programming, which may involve higher costs and which may not be as attractive to our target audiences, resulting in reduced revenues. Upon the termination of any of our network affiliation agreements, we would be required to establish a new network affiliation agreement for the affected station with another network or operate as an independent station. At such time, the remaining value of the network affiliation asset could become impaired and we would be required to record impairment charges to write down the value of the asset to its estimated fair value.

We may not be able to negotiate our network affiliation agreements or program service arrangements at terms comparable to or more favorable than our current agreements upon their expiration.

          As network affiliation agreements come up for renewal, we (or licensees of the stations we provide programming and/or sales services to) may not be able to negotiate terms comparable to or more favorable than our current agreements. On March 25, 2010, we agreed to terms on a renewal of nine of our ABC network affiliation agreements, expiring August 31, 2015. On January 24, 2011, we extended 16 of our MyNetworkTV affiliation agreements, expiring in the fall of 2014. In 2011 we extended ten of our CW network affiliation agreements, expiring on August 31, 2016. On May 14, 2012, we agreed to terms of renewal of 20 FOX network affiliation agreements, expiring on December 31, 2017. Pursuant to the terms, we are required to pay an annual license fee to ABC and a network programming fee to FOX for network programming. Effective January 1, 2013, we extended two of our CBS affiliation agreements, expiring on December 31, 2018.

          During 2012, we entered into agreements to purchase television stations. With these purchases, we acquired six CW affiliation agreements that will also expire on August 31, 2016, four FOX affiliation agreements two of which expire on December 31, 2017 and two that expire on June 30, 2014, two NBC affiliation agreements that expire on January 1, 2016, three ABC affiliation agreements two of which expire on December 31, 2015, and one that expires on December 31, 2017 and nine CBS affiliation agreements two of which expire on April 29, 2017, four that expire on January 31, 2016, two that expire June 2, 2016 and one that expires on December 31, 2016. We also acquired three MyNetworkTV affiliation agreements that will expire in the fall of 2014 and one Azteca affiliation agreement which expired on February 8, 2013. The Azteca station operates under the existing affiliation agreement on a temporary basis while we negotiate a new affiliation agreement.

          We cannot predict the outcome of any future negotiations relating to our affiliation agreements or what impact, if any, they may have on our financial condition and results of operations. In addition, the impact of an increase in reverse network compensation payments, under which we compensate the network for programming pursuant to our affiliation agreements, may have a negative effect on our financial condition or results of operations.

We may not be able to renegotiate retransmission consent agreements at terms comparable to or more favorable than our current agreements and networks with which we are affiliated currently, or in the future are expected to, require us to share revenue from retransmission consent agreements with them.

          As retransmission consent agreements expire, we may not be able to renegotiate such agreements at terms comparable to or more favorable than our current agreements. This may cause revenues and/or revenue growth from our retransmission consent agreements to decrease under the renegotiated terms despite the fact that our current retransmission consent agreements include automatic annual fee escalators. In addition, certain of our networks or program service providers with which we are affiliated currently, or in the future are expected to, require us to share revenue from retransmission consent agreements with them as part of renewing expiring affiliation agreements or pursuant to certain rights contained in existing affiliation agreements. There can be no assurances that the amounts shared will not increase at expiration of the current contracts.

The effects of the economic environment could require us to record an asset impairment of goodwill and broadcast licenses.

          We are required to analyze goodwill and certain other intangible assets for impairment. The accounting guidance establishes a method of testing goodwill and broadcast licenses for impairment on an annual basis, or on an interim basis if an event occurs that would reduce the fair value of a reporting unit or an indefinite-lived asset below its carrying value.

          At least annually, we assess our goodwill and broadcast licenses for impairment. To perform this assessment, we review certain qualitative factors to conclude whether it is more likely than not that goodwill or broadcast licenses are impaired. If we conclude it is more likely than not that goodwill or broadcast licenses are impaired, we estimate the fair value of our reporting units or broadcast licenses using a combination of observed prices paid for similar assets and liabilities, discounted cash flow models and appraisals. We make certain critical estimates about the future revenue growth rates within each of our markets as well as the discount rates and comparable multiples that would be used by market participants in an arms-length transaction. If these growth rates or multiples decline, or if the discount rate increases, our goodwill and/or broadcast licenses' carrying amounts could be in excess of the estimated fair values. An impairment of some or all of the value of these assets could result in a material effect on the consolidated statements of operations in the future. As of December 31, 2012, we had approximately $1,074.0 million and $85.1 million of goodwill and broadcast licenses, respectively. As of December 31, 2012, goodwill and broadcast licenses in aggregate represented 42.5% of our total assets. For additional information regarding impairments to our goodwill and broadcast licenses, see Note 5. Goodwill, Broadcast Licenses and Other Intangible Assets in the Notes to our Consolidated Financial Statements in our Annual Report.

Key officers and directors have financial interests that are different and sometimes opposite from ours and we may engage in transactions with these officers and directors that may benefit them to the detriment of other securityholders.

          Some of our officers, directors and majority stockholders own stock or partnership interests in businesses that engage in television broadcasting, do business with us or otherwise do business that conflicts with our interests. They may transact some business with us upon approval by the independent members of our board of directors even if there is a conflict of interest or they may engage in business competitive to our business and those transactions may benefit the officers, directors or majority stockholders to the detriment of our securityholders. Each of David D. Smith, Frederick G. Smith, and J. Duncan Smith is an officer and director of Sinclair and Robert E. Smith is a director of Sinclair. Together, the Smiths hold shares of our common stock that control the outcome of most matters submitted to a vote of stockholders.

          The Smiths own businesses that lease real property and tower space to us and engage in other transactions with us. As of March 31, 2013, the estate of Carolyn C. Smith, a parent of our controlling stockholders, owns all of the voting stock of Cunningham, our LMA partner in seven markets. Our controlling stockholders own approximately 4.4% of the total capital stock of Cunningham, and the remaining non-voting stock is owned by trusts established for the benefit of the children of our controlling stockholders. In addition, we have been granted the rights to acquire, subject to applicable FCC rules and regulations, Cunningham (although the present rules and regulations of the FCC would not allow us to control the Cunningham Stations (as defined below) if we continue to hold television stations in the same market as the Cunningham Stations). The Smiths owned a controlling interest in Bay Television, Inc. ("Bay TV"), a company that owned WTTA-TV in Tampa / St. Petersburg, FL, a television station which we programed pursuant to an LMA since 1999. On December 1, 2012 we acquired the assets of WTTA-TV that Bay TV owned and our LMA with Bay TV was terminated. David D. Smith, Frederick G. Smith, J. Duncan Smith, Robert E. Smith and David B. Amy, our Executive Vice President and Chief Financial Officer, together own interests (less than 5% in aggregate) in Allegiance Capital Limited Partnership, a limited partnership in which we also hold an interest. Frederick G. Smith owns an interest (less than 1%) in Patriot Capital II, L.P., a limited partnership in which we also hold an interest. David D. Smith owns an interest (less than 3%) in Towson Row LLC, a real estate venture, in which we also hold an interest. We can give no assurance that these transactions or any transactions that we may enter into in the future with our officers, directors or majority stockholders, have been, or will be, negotiated on terms as favorable to us as we would obtain from unrelated parties. Maryland law and our financing agreements limit the extent to which our officers, directors and majority stockholders may transact business with us and pursue business opportunities that we might pursue. These limitations do not, however, prohibit all such transactions.

          For additional information regarding our related person transactions, see "Related Person Transactions" included elsewhere herein and Note 11. Related Person Transactions, in the Notes to our Consolidated Financial Statements in our Annual Report.

We depend on key personnel and we may not be able to operate and grow our business effectively if we lose the services of our senior executive officers or are unable to attract and retain qualified personnel in the future.

          We depend on the efforts of our management and other key employees. The success of our business depends heavily on our ability to develop and retain management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and we may not be able to retain our key personnel. If we are unable to do so, our business, financial condition or results of operations may be adversely affected.

We may be subject to fines and other penalties related to violations of FCC indecency rules and other FCC rules and policies, the enforcement of which has increased in recent years, and complaints related to such violations may delay our renewal applications with the FCC.

          We provide a significant amount of live news reporting that is provided by the broadcast networks or is controlled by our on-air news talent. Although both broadcast network and our on-air talent have generally been professional and careful in what they say, there is always the possibility that information may be reported that is inaccurate or even in violation of certain indecency rules promulgated by the FCC. In addition, entertainment and sports programming provided by broadcast networks may contain content that is in violation of the indecency rules promulgated by the FCC. Because the interpretation by the courts and the FCC of the indecency rules is not always clear, it is sometimes difficult for us to determine in advance what may be indecent programming. We have insurance to cover some of the liabilities that may occur, but the FCC has enhanced its enforcement efforts relating to the regulation of indecency. In addition, in 2006, Congress dramatically increased the penalties for broadcasting indecent programming and potentially subjects broadcasters to license revocation, renewal or qualification proceedings in the event that they broadcast indecent material. We are currently subject to pending FCC inquiries and proceedings relating to alleged violations of indecency, sponsorship identification, children's programming and captioning rules. There can be no assurance that an incident that may lead to significant fines or other penalties by the FCC can be avoided.

          In addition, action on many license renewal applications, including those we have filed, has been delayed because of, among other reasons, the pendency of complaints that programming aired by the various networks contained indecent material and complaints regarding alleged violations of sponsorship identification, children's programming and captioning rules. As of April 19, 2013, 16 of our renewal applications were subject to such complaints. We cannot predict when the FCC will address these complaints and act on the renewal applications. We continue to have operating authority until final action is taken on our renewal applications.

Federal regulation of the broadcasting industry limits our operating flexibility, which may affect our ability to generate revenue or reduce our costs.

          The FCC regulates our business, just as it does all other companies in the broadcasting industry. We must ask the FCC's approval whenever we need a new license, seek to renew, assign or modify a license, purchase a new station, sell an existing station or transfer the control of one of our subsidiaries that holds a license. Our FCC licenses and those of the licensees for which we provide services to pursuant to LMAs, JSAs and SSAs are critical to our operations; we cannot operate without them. We cannot be certain that the FCC will renew these licenses in the future or approve new acquisitions in a timely manner, if at all. If licenses are not renewed or acquisitions are not approved, we may lose revenue that we otherwise could have earned.

          In addition, Congress and the FCC may, in the future, adopt new laws, regulations and policies regarding a wide variety of matters (including, but not limited to, technological changes in spectrum assigned to particular services) that could, directly or indirectly, materially and adversely affect the operation and ownership of our broadcast properties.

The FCC's multiple ownership rules limit our ability to operate multiple television stations in some markets and may result in a reduction in our revenue or prevent us from reducing costs. Changes in these rules may threaten our existing strategic approach to certain television markets.

Changes in rules on television ownership

          Congress passed a bill requiring the FCC to establish a national audience reach cap of 39% that was signed into law on January 23, 2004. This law permits broadcast television owners to own more television stations nationally, potentially affecting our competitive position.

          In June 2003, the FCC adopted new multiple ownership rules. In September 2003, the Court of Appeals for the Third Circuit stayed the effectiveness of the rules. In June 2004, the court issued a decision which upheld a portion of such rules and remanded the matter, including the local television ownership rule, to the FCC for further justification of the rules. The court left the stay of the 2003 rules in place pending the remand. Several parties, including us, filed petitions with the Supreme Court of the United States seeking review of the Third Circuit decision, but the Supreme Court denied the petitions in June 2005. In July 2006, as part of the FCC's statutorily required quadrennial review of its media ownership rules, the FCC released Further Notice of Proposed Rule Making seeking comment on how to address the issues raised by the Third Circuit's decision, including the local television ownership rules. In February 2008, the FCC released an order containing its current ownership rules, which re-adopted its 1999 local television ownership rule. On February 29, 2008, several parties, including us, separately filed petitions for review in a number of federal appellate courts challenging the FCC's current ownership rules. By lottery, those petitions were consolidated in the U.S. Court of Appeals for the Ninth Circuit. In July 2008, several parties, including us, filed motions to transfer the consolidated proceedings in the U.S. Court of Appeals for the D.C. Circuit and other parties requested transfer to the U.S. Court of Appeals for the Third Circuit. In November 2008, the Ninth Circuit transferred the consolidated proceedings to the Third Circuit. On July 7, 2011, the Third Circuit upheld the FCC's local television ownership rules. On December 5, 2011, we joined with a number of other parties on a Petition for a Writ of Certiorari filed with the Supreme Court requesting that the Court overrule the decision of the Third Circuit and that request was denied by the Supreme Court. Because the majority of the FCC's rules were ultimately upheld, the rules do not allow us to control the Cunningham Stations if we continue to hold television stations in the same markets as the Cunningham Stations and could force us to terminate or modify the LMAs with the Cunningham Stations. In addition, if Cunningham were to exercise its put rights under the acquisition and merger agreements and the LMAs, each as amended and/or restated, we may have to find a suitable third party to assume our purchase obligations because we are not permitted to purchase such stations under current FCC rules. We cannot assure you that we would be able to locate such a third party or that any such third party would continue the LMAs (or any alternative arrangements) with us on substantially similar terms that are as favorable to us or at all.

          On December 22, 2011, the FCC released a Notice of Proposed Rulemaking in its Quadrennial Review of the Multiple Ownership Rules and is considering changes to the FCC's rules regarding broadcast-newspaper cross ownership restrictions, the possible elimination of rules restricting the ownership of radio and TV in the same market, the potential attribution of TV JSAs and SSAs meaning potentially making JSAs and SSAs count as an ownership interest in a multiple ownership analysis and other possible revisions to the local radio and TV ownership limitations or exceptions that would allow for waivers of the limits in defined circumstances. The proceeding remains pending.

Changes in rules on local marketing agreements

          Certain of our stations have entered into what have commonly been referred to as local marketing agreements or LMAs. One typical type of LMA is a programming agreement between two separately owned television stations serving the same market, whereby the licensee of one station programs substantial portions of the broadcast day and sells advertising time during such programming segments on the other licensee's station subject to the ultimate editorial and other controls being exercised by the latter licensee. We believe these arrangements allow us to reduce our operating expenses and enhance profitability.

          In 1999, the FCC established a new local television ownership rule and decided to attribute LMAs for ownership purposes. It grandfathered our LMAs that were entered into prior to November 5, 1996, permitting the applicable stations to continue operations pursuant to the LMAs until the conclusion of the FCC's 2004 biennial review. The FCC stated it would conduct a case-by-case review of grandfathered LMAs and assess the appropriateness of extending the grandfathering periods. Subsequently, the FCC invited comments as to whether, instead of beginning the review of the grandfathered LMAs in 2004, it should do so in 2006. The FCC did not initiate any review of grandfathered LMAs in 2004 or as part of its 2006 quadrennial review. We do not know when, or if, the FCC will conduct any such review of grandfathered LMAs. With respect to LMAs executed on or after November 5, 1996, the FCC required that parties come into compliance with the 1999 local television ownership rule by August 6, 2001. We challenged the 1999 local television ownership rule in the U.S. Court of Appeals for the D.C. Circuit, and that court stayed the enforcement of the divestiture of the post-November 5, 1996 LMAs. In 2002, the D.C. Circuit ruled that the 1999 local television ownership rule was arbitrary and capricious and remanded the rule to the FCC. Currently, three of our LMAs are grandfathered under the local television ownership rule because they were entered into prior to November 5, 1996 and the remainder are subject to the stay imposed by the D.C. Circuit. If the FCC were to eliminate the grandfathering of these three LMAs, or the D.C. Circuit were to lift its stay, we would have to terminate or modify these LMAs.

          In 2003, the FCC revised its ownership rules, including the local television ownership rule. The effective date of the 2003 ownership rules was stayed by the U.S. Court of Appeals for the Third Circuit and the rules were remanded to the FCC. Because the effective date of the 2003 ownership rules had been stayed and, in connection with the adoption of those rules, the FCC concluded the 1999 rules could not be justified as necessary in the public interest, we took the position that an issue exists regarding whether the FCC has any current legal right to enforce any rules prohibiting the acquisition of television stations. Several parties, including us, filed petitions with the Supreme Court of the United States seeking review of the Third Circuit decision, but the Supreme Court denied the petitions in June 2005.

          On November 15, 1999, we entered into a plan and agreement of merger to acquire through merger WMYA-TV in Anderson, South Carolina from Cunningham, but that transaction was denied by the FCC. In light of the change in the 2003 ownership rules, we filed a petition for reconsideration with the FCC and amended our application to acquire the license of WMYA-TV. We also filed applications in November 2003 to acquire the license assets of, at the time, the remaining five Cunningham stations: WRGT-TV, Dayton, Ohio; WTAT-TV, Charleston, South Carolina; WVAH-TV, Charleston, West Virginia; WNUV-TV, Baltimore, Maryland; and WTTE-TV, Columbus, Ohio. The Rainbow / PUSH Coalition ("Rainbow / PUSH") filed a petition to deny these five applications and to revoke all of our licenses on the grounds that such acquisition would violate the local television ownership rules. The FCC dismissed our applications in light of the stay of the 2003 ownership rules and also denied the Rainbow / PUSH petition. Rainbow / PUSH filed a petition for reconsideration of that denial and we filed an application for review of the dismissal. In 2005, we filed a petition with the U. S. Court of Appeals for the D. C. Circuit requesting that the Court direct the FCC to take final action on our applications, but that petition was dismissed. On January 6, 2006, we submitted a motion to the FCC requesting that it take final action on our applications. Both the applications and the associated petition to deny are still pending. We believe the Rainbow / PUSH petition is without merit. On February 8, 2008, we filed a petition with the U.S. Court of Appeals for the D.C. Circuit requesting that the Court direct the FCC to take final action on these applications and cease its use of the 1999 local television ownership rule that it re-adopted as the permanent rule in 2008. In July 2008, the D.C. Circuit transferred the case to the U.S. Court of Appeals for the Ninth Circuit, and we filed a petition with the D.C. Circuit challenging that decision, which was denied. We also filed with the Ninth Circuit a motion to transfer that case back to the D.C. Circuit. In November 2008, the Ninth Circuit consolidated our petition seeking final FCC action on our applications with the petitions challenging the FCC's current ownership rules and transferred the proceedings to the Third Circuit. In December 2008, we agreed voluntarily with the parties to the proceeding to dismiss the petition seeking final FCC action on the applications. In addition, if Cunningham were to exercise its put rights under the acquisition and merger agreements and the LMAs, each as amended and/or restated, we may have to find a suitable third party to assume our purchase obligations because we are not permitted to purchase such stations under current FCC rules. In the event of any such assignments, new applications will have to be filed to reflect the third party as the applicant. In that event, upon the closing of the assignment to such third party, our appeals relating to the 1999 local television ownership rules with respect to our three non-grandfathered LMAs may be moot and the three non-grandfathered LMAs may be terminated.

          If we are required to terminate or modify our LMAs, our business could be affected in the following ways:

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  Loss of revenues. If the FCC requires us to modify or terminate existing LMAs, we would lose some or all of the revenues generated from those LMAs. We would lose revenue because we will have less demographic options, a smaller audience distribution and lower revenue share to offer to advertisers. During the year ended December 31, 2012, we generated $112.1 million of net revenue from our 11 LMAs, which excludes the revenue of our LMA with Bay TV as we acquired the assets of WTTA-TV, that Bay TV owned, on December 1, 2012 and the LMA was terminated.

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  Increased costs. If the FCC requires us to modify or terminate existing LMAs, our cost structure would increase. For example, we likely would incur increased programming costs because we will be competing with the separately owned station for syndicated programming. We may also need to add new employees.

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  Losses on investments. As part of certain of our LMA arrangements, we own the non-license assets used by the stations with which we have LMAs. If certain of these LMA arrangements are no longer permitted, we would be forced to sell these assets, restructure our agreements or find another use for them. If this happens, the market for such assets may not be as good as when we purchased them and, therefore, we cannot be certain of a favorable return on our original investments.

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  Termination penalties. If the FCC requires us to modify or terminate existing LMAs before the terms of the LMAs expire, or under certain circumstances we elect not to extend the terms of the LMAs, we may be forced to pay termination penalties under the terms of some of our LMAs. Any such termination penalties could be material.

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  Alternative arrangements. If the FCC requires us to terminate the existing LMAs, we may enter into one or more alternative arrangements, such as outsourcing agreements, described below, relating to the affected stations. Any such arrangements may be on terms that are less beneficial to us than the existing LMAs.

Use of outsourcing agreements

          In addition to our LMAs, we have entered into nine (and may seek opportunities for additional) outsourcing agreements in which our stations provide or are provided various non-programming related services such as sales, operational and managerial services to or by other stations within the same markets. Pursuant to these agreements, seven of our stations currently provide services to one or more stations in each's respective market and another party provides services to two of our stations. For additional information, refer to "Business of the Company — Television Broadcasting — Markets and Stations" included elsewhere herein. We believe this structure allows stations to achieve operational efficiencies and economies of scale, which should otherwise improve broadcast cash flow and competitive positions. While television JSAs are not currently "attributable" under the FCC rules, on August 2, 2004, the FCC released a notice of proposed rulemaking seeking comments on its tentative conclusion that JSAs should be attributable. The FCC is also considering the attribution of JSAs as part of its 2010 Quadrennial Regulatory Review of its broadcast ownership rules, released on December 22, 2011. Both of these proceedings remain pending. We cannot predict the outcome of these proceedings, nor can we predict how any changes, together with possible changes to the ownership rules, would apply to our existing outsourcing agreements. If the FCC were to determine that our outsourcing arrangements were "attributable," we would have to terminate or restructure such arrangements on terms that may not be as advantageous to us as the current arrangements.

Failure of owner / licensee to exercise control

          The FCC requires the owner/licensee of a station to maintain independent control over the programming and operations of the station. As a result, the owners / licensees of those stations with which we have LMAs or outsourcing agreements can exert their control in ways that may be counter to our interests, including the right to preempt or terminate programming in certain instances. The preemption and termination rights cause some uncertainty as to whether we will be able to air all of the programming that we have purchased under our LMAs and therefore, uncertainty about the advertising revenue that we will receive from such programming. In addition, if the FCC determines that the owner / licensee is not exercising sufficient control, it may penalize the owner licensee by a fine, revocation of the license for the station or a denial of the renewal of that license. Any one of these scenarios, especially the revocation of or denial of renewal of a license, might result in a reduction of our cash flow and an increase in our operating costs or margins. In addition, penalties might also affect our qualifications to hold FCC licenses, putting our own licenses at risk.

          The pendency and indeterminacy of the outcome of these ownership rules, which may limit our ability to provide services to additional or existing stations pursuant to licenses, LMAs, outsourcing agreements or otherwise, expose us to a certain amount of volatility, particularly if the outcomes are adverse to us. Further, resolution of these ownership rules has been and will likely continue to be a cost burden and a distraction to our management and the continued absence of a resolution may have a negative effect on our business.

The FCC's National Broadband Plan may result in a loss of spectrum for our stations potentially adversely impacting our ability to compete.

          The FCC's National Broadband Plan contemplates the voluntary reallocation of spectrum from broadcasters for other purposes which may include wireless broadband. On November 30, 2010, the FCC initiated a Notice of Proposed Rulemaking that seeks comments on three methods that would permit up to 120 MHz of television spectrum to be reallocated for wireless broadband use: (a) encouraging broadcasters "voluntarily" to return 120 MHz of spectrum to be auctioned for wireless broadband service, with some currently unknown portion of the proceeds to be paid to broadcasters; (b) adoption of rules to encourage two or more digital television stations to share the same 6 MHz channel, thus lessening the spectrum occupied by each station; and (c) to adopt new engineering rules which would make VHF channels more desirable for digital television operations, thus encouraging stations to move from their current UHF channels into the VHF band, freeing UHF spectrum for wireless broadband use. This initiative raises a number of issues that could impact the broadcast industry. We cannot predict whether any of these proposals will be adopted, or, if adopted, the form of such final rules or whether they would have an adverse impact on our ability to compete. Moreover, we cannot predict whether the FCC might adopt even more stringent requirements, or incentives to abandon current spectrum, if its initiatives are adopted but do have the desired result in freeing what the agency deems sufficient spectrum for wireless broadband use.

          Congress recently passed legislation providing the FCC with authority to conduct so-called "incentive auctions" to begin the process of auctioning and repurposing broadcast television spectrum for mobile broadband use. Incentive auction authority allows the FCC to share the proceeds of spectrum auctions with incumbent television station licensees who give up their licenses (or in some cases, move to a different channel) to facilitate spectrum auctions. The legislation includes specific provisions governing incentive auctions of spectrum that is used by television broadcasters today. The upper UHF bands allocated to television broadcasting will likely be used to provide service to mobile devices and are widely expected to draw bids from wireless operators at auction. The legislation contemplates that the FCC will encourage broadcasters to tender their licenses for auction. Using models it has been developing for the last two years (and will continue to develop) the FCC would then "repack" non-tendering broadcasters into the lower portion of the UHF band and auction new "flexible use" wireless licenses in the upper portion of the UHF band. As a result of these changes, new companies will likely be able to enter our markets to compete with us. The proposals for television stations to participate in the incentive auctions are voluntary and at this time we have not decided whether the company will participate on behalf of any of its stations. On September 28, 2012, the FCC voted in favor of a Notice of Proposed Rulemaking that launches the incentive auction process to clear a portion of the television band that will make way for mobile broadband use. Public comments on the FCC's proposals were due on January 25, 2013, and reply comments were due on March 12, 2013. At this time we cannot predict the final outcome of this proceeding.

Competition from other broadcasters or other content providers and changes in technology may cause a reduction in our advertising revenues and/or an increase in our operating costs.

New technology and the subdivision of markets

          Cable providers, direct broadcast satellite companies and telecommunication companies are developing new technology that allows them to transmit more channels on their existing equipment to highly targeted audiences, reducing the cost of creating channels and potentially leading to the division of the television industry into ever more specialized niche markets. Competitors who target programming to such sharply defined markets may gain an advantage over us for television advertising revenues. The decreased cost of creating channels may also encourage new competitors to enter our markets and compete with us for advertising revenue. In addition, technologies that allow viewers to digitally record, store and play back television programming may decrease viewership of commercials as recorded by media measurement services such as Nielsen Media Research and, as a result, lower our advertising revenues. The current ratings provided by Nielsen for use by broadcast stations are limited to live viewing Digital Video Recording playback and give broadcasters no credit whatsoever for viewing that occurs on a delayed basis after the original air date. However, the effects of new ratings system technologies, including "people meters" and "set-top boxes," and the ability of such technologies to be a reliable standard that can be used by advertisers is currently unknown. In 2010, the Media Rating Council, an independent organization that monitors rating services, revoked Nielsen's accreditation in the 154 markets it measures ratings exclusively by its diary methodology. Approximately 32 of our stations are diary only markets as of April 19, 2013.

          Since digital television technology allows broadcasting of multiple channels within the additional allocated spectrum, this technology could expose us to additional competition from programming alternatives. In addition, technological advancements and the resulting increase in programming alternatives, such as cable television, direct broadcast Satellite systems, pay-per-view, home video and entertainment systems, video-on-demand, mobile video and the Internet have also created new types of competition to television broadcast stations and will increase competition for household audiences and advertisers. We cannot provide any assurances that we will remain competitive with these developing technologies.

Types of competitors

          We also face competition from rivals that may have greater resources than we have. These include:

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  other local free over-the-air broadcast television and radio stations;

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  telecommunication companies;

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  cable and satellite system operators;

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  print media providers such as newspapers, direct mail and periodicals;

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  internet search engines, internet service providers and websites; and

  •
  other emerging technologies including mobile television.

Deregulation

          The Telecommunications Act of 1996 and subsequent actions by the FCC and the courts have removed some limits on station ownership, allowing telephone, cable and some other companies to provide video services in competition with us. In addition, the FCC has reallocated and auctioned off a portion of the spectrum for new services including fixed and mobile wireless services and digital broadcast services. As a result of these changes, new companies are able to enter our markets and compete with us.

We could be adversely affected by labor disputes and legislation and other union activity.

          The cost of producing and distributing entertainment programming has increased substantially in recent years due to, among other things, the increasing demands of creative talent and industry-wide collective bargaining agreements. Although we generally purchase programming content from others rather than produce such content ourselves, our program suppliers engage the services of writers, directors, actors and on-air and other talent, trade employees and others, some of whom are subject to these collective bargaining agreements. Also, as of April 19, 2013, approximately 260 of our employees, including certain new employees at the stations we acquired during 2012, are represented by labor unions under collective bargaining agreements. If we or our program suppliers are unable to renew expiring collective bargaining agreements, it is possible that the affected unions could take action in the form of strikes or work stoppages. Failure to renew these agreements, higher costs in connection with these agreements or a significant labor dispute could adversely affect our business by causing, among other things, delays in production that lead to declining viewers, a significant disruption of operations and reductions in the profit margins of our programming and the amounts we can charge advertisers for time. Our stations also broadcast certain professional sporting events, including NBA basketball games, MLB baseball games, NFL football games, and other sporting events, and our viewership may be adversely affected by player strikes or lockouts, such as the NBA player lockout that threatened to cancel the NBA season in 2012, which could adversely affect our advertising revenues and results of operations. Further, any changes in the existing labor laws, including the possible enactment of the Employee Free Choice Act, may further the realization of the foregoing risks.

Unrelated third parties may bring claims against us based on the nature and content of information posted on websites maintained by us.

          We host internet services that enable individuals to exchange information, generate content, comment on our content, and engage in various online activities. The law relating to the liability of providers of these online services for activities of their users is currently unsettled both within the United States and internationally. Claims may be brought against us for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that may be posted online or generated by our users. Our defense of such actions could be costly and involve significant time and attention of our management and other resources.

Costs of complying with changes in governmental laws and regulations may adversely affect our results of operations.

          We cannot predict what other governmental laws or regulations will be enacted in the future, how future laws or regulations will be administered or interpreted or how future laws or regulations will affect us. Compliance with new laws or regulations, including proposed legislation to address climate change, or stricter interpretation of existing laws, may require us to incur significant expenditures or impose significant restrictions on us and could cause a material adverse effect on our results of operations.

Changes in accounting standards can affect reported earnings and results of operations.

          Generally accepted accounting principles and accompanying pronouncements and implementation guidelines for many aspects of our business, including those related to intangible assets, pensions, income taxes, share-based compensation and broadcast rights, are complex and involve significant judgments. Changes in rules or their interpretation could significantly change our reported earnings and results of operations.

Terrorism or armed conflict domestically or abroad may negatively impact our advertising revenues and results of operations. Future conflicts, terrorist attacks or other acts of violence may have a similar effect.

          The commencement of the war in Iraq in 2002 and activities in Afghanistan resulted in a reduction of advertising revenues as a result of uninterrupted news coverage and/or general economic uncertainty. If the United States becomes engaged in similar conflicts in the future, there may be a similar adverse effect on our results of operations. Also, any terrorist attacks or other acts of violence may have a similar negative effect on our business or results of operations.

Cybersecurity risks and cyber incidents could adversely affect our business and disrupt operations.

          Cyber incidents can result from deliberate attacks or unintentional events. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corruption data, or causing operational disruption. The result of these incidents could include, but are not limited to, disrupted operations, misstated financial data, liability for stolen assets or information, increased cybersecurity protection costs, litigation and reputational damage adversely affecting customer or investor confidence.

Risks related to the Class A common stock

The Smiths exercise control over most matters submitted to a stockholder vote and may have interests that differ from other securityholders. They may, therefore, take actions that are not in the interests of other securityholders.

          David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith hold shares representing approximately 81.6% of the common stock voting rights of us as of April 19, 2013 (76.2% as adjusted to give effect to the offering of Class A common stock described in this prospectus supplement and 75.4% if the underwriters exercise their option to purchase additional shares in full). As a result, they control the outcome of most matters submitted to a vote of stockholders, including, but not limited to, electing directors, adopting amendments to our certificate of incorporation and approving corporate transactions. The Smiths hold substantially all of the Class B common stock, which have ten votes per share. Our Class A common stock has only one vote per share. In addition, the Smiths hold half our board of directors' seats and, therefore, have the power to exert significant influence over our corporate management and policies. The Smiths have entered into a stockholders' agreement pursuant to which they have agreed to vote for each other as candidates for election to our board of directors until June 13, 2015.

          Although in the past the Smiths have recused themselves from related person transactions, circumstances may occur in which the interests of the Smiths, as the controlling securityholders, could be in conflict with the interests of other securityholders and the Smiths would have the ability to cause us to take actions in their interest. In addition, the Smiths could pursue acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to our other securityholders. Further, the concentration of ownership in the Smiths may have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares.

          Significant divestitures by the Smiths could cause them to own or control less than 51% of the voting power of our shares, which would in turn give Cunningham the right to terminate the LMAs and other agreements with Cunningham due to a "change in control" of us. Any such terminations would have an adverse effect on our results of operations. The FCC's multiple ownership rules limit our ability to operate multiple television stations in some markets and may result in a reduction in our revenue or prevent us from reducing costs. Changes in these rules may threaten our existing strategic approach to certain television markets. See "The FCC's multiple ownership rules limit our ability to operate multiple television stations in some markets and may result in a reduction in our revenue or prevent us from reducing costs. Changes in these rules may threaten our existing strategic approach to certain television markets. — Changes in rules on local marketing agreements" above.

Future sales of our Class A common stock, or the possibility or perception in the public markets that these sales may occur, could depress our stock price.

          Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales could occur, could substantially decrease the market price of our Class A common stock. Substantially all of the shares of our Class A common stock (and our Class B common stock, which is convertible into Class A common stock on a one for one basis) are available for resale in the public market, other than shares held by our "affiliates," which are subject to certain restrictions and limitations set forth in Rule 144 of the Securities Act. Registration of the sale of these shares of our Class A common stock (including upon conversion of our Class B common stock and Class A common stock) would permit their sale into the market immediately. Upon registration of any of these shares for resale, the market price of our Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

          We, the selling stockholders and our executive officers and directors have agreed, subject to certain exceptions, not to dispose of or hedge any of the shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except, among other things, in our case, for the issuance of Class A common stock upon the exercise of options under existing option plans and except, in the case of the selling stockholders, among other things, for the shares to be sold if the underwriters exercise their over-allotment option. Wells Fargo Securities, LLC and J.P. Morgan Securities LLC may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See "Underwriting."

          After the expiration of the lock-up period, shares subject to the lock-up agreements may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions and other securities laws. To the extent that any of these stockholders sell, or indicate an intent to sell, substantial amounts of our Class A common stock in the public market after the contractual lock-ups and other legal restrictions on resale discussed in this prospectus supplement lapse, the trading price of our Class A common stock could decline significantly.

The market price of our Class A common stock may be volatile, which could cause the value of our Class A common stock to decline.

          The market price of our Class A common stock may be volatile due to a number of factors such as those listed under the caption "— Risks related to our operations" above and the following, some of which are beyond our control:

  •
  quarterly variations in our results of operations;

  •
  results of operations that vary from the expectations of securities analysts and investors;

  •
  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  •
  announcements by third parties of significant claims or proceedings against us;

  •
  future sales of our Class A common stock;

  •
  general U.S. and global economic conditions;

  •
  strategic actions by us or our competitors;

  •
  announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

  •
  risks related to our business and our industry, including those discussed above; and

  •
  investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

          Furthermore, the stock market can experience extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance.

          In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of our senior management team from our business regardless of the outcome of such litigation.

Our actual operating results may differ significantly from our guidance.

          From time to time, we release guidance regarding our future performance that represents our management's estimates as of the date of release. This guidance, which consists of forward-looking statements, is prepared by our management and is qualified by, and subject to, the assumptions and the other information contained or referred to in the release. Neither our independent registered public accounting firm nor any other independent expert or outside party compiles or examines the guidance and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

          Guidance is based upon a number of assumptions and estimates that, while presented with numerical specificity, is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We sometimes state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the suggested ranges. The principal reason that we release this data is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons.

          Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the guidance and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the further in the future that the data is forecast. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it.

          Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this prospectus supplement could result in the actual operating results being different than the guidance, and such differences may be adverse and material.

          In addition, we have disclosed, and may from time to time disclose or announce, potential synergies that may be obtained in the future as a result of closed and pending acquisitions, including measures of revenue and profitability that give effect to potential synergies. Our determination of potential synergies (and such measures of revenue and profitability) is based upon various assumptions and estimates that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control, and are based upon specific assumptions with respect to future business decisions, some of which will change. We cannot guarantee that we will necessarily generate all of the anticipated synergies from acquisitions. All disclosures regarding synergies (and any related measures of revenue and profitability) should be reviewed together with the "Risk Factors" included in this prospectus supplement.

If securities analysts do not continue to publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

          We expect that the trading price of our Class A common stock may be affected by research or reports that industry or financial analysts publish about our business. If one or more of the analysts who cover us downgrade their evaluations of our Class A common stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our Class A common stock, which in turn could cause our stock price to decline.

Certain tax and anti-takeover provisions of our articles of incorporation, our bylaws and Maryland law, as well as the concentration of voting rights in the Smiths, may inhibit a change of control of our company.

          Certain provisions contained in our articles of incorporation and bylaws and the Maryland General Corporation Law may discourage a third party from making a tender offer or acquisition proposal to us. These provisions could delay, deter or prevent a change in control or the removal of existing management. These provisions also may delay or prevent our stockholders from receiving a premium for their common stock over then-prevailing market prices. These provisions include:

  •
  authorization of the issuance of our preferred stock with powers, preferences or rights to be determined by the Board of Directors;

  •
  special meetings of our stockholders may be called only by the Chairman of the Board, the president, a vice president, by a majority of the directors or by stockholders possessing no less than a majority of all the votes entitled to be cast at the meeting;

  •
  the Board of Directors, without a stockholder vote, can classify or reclassify unissued shares of preferred stock;

  •
  a member of the Board of Directors may be removed only for cause upon the affirmative vote of a majority of all votes entitled to be cast;

  •
  advance notice requirements for proposals to be presented at stockholder meetings; and

  •
  the terms of the Maryland General Corporation Law regarding business combinations and control share acquisitions.

          In addition, because David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith hold shares representing approximately 81.6% of the common stock voting rights of us as of April 19, 2013 (76.2% as adjusted to give effect to the offering of Class A common stock described in this prospectus supplement and 75.4% if the underwriters exercise their option to purchase additional shares in full), they control the outcome of most matters submitted to a vote of stockholders, including, but not limited to, approving corporate transactions. See "The Smiths exercise control over most matters submitted to a stockholder vote and may have interests that differ from other securityholders. They may, therefore, take actions that are not in the interests of other securityholders" above.

Additional issuances of equity securities would dilute the ownership of our existing stockholders and could reduce our earnings per share.

          We may issue equity securities in the future in connection with capital raisings, acquisitions, strategic transactions or for other purposes. To the extent we issue substantial additional equity securities, the ownership of our existing stockholders would be diluted and our earnings per share could be reduced.

USE OF PROCEEDS

          We estimate that the net proceeds from this offering to us will be approximately $471.8 million, after deducting the underwriting discounts and other estimated expenses of this offering payable by us. We intend to use the net proceeds from this offering to fund a portion of the purchase prices of the pending acquisitions described above under "Summary — Recent developments — Pending acquisitions," for future acquisitions and for general corporate purposes. If the underwriters exercise their option to purchase 2,700,000 additional shares of Class A common stock from the selling stockholders in full, the selling stockholders will receive all of the proceeds of such sale. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders in the event the underwriters exercise their option to purchase additional shares.

DIVIDEND POLICY

          Since 2011, our Board of Directors declared quarterly dividends on our common stock. Dividends of $0.12 per share were paid in March 2011, June 2011, September 2011 and December 2011, for total dividend payments of $0.48 per share for the year ended December 31, 2011. During 2012, our Board of Directors declared a quarterly dividend of $0.12 per share in the months of February and May, which were paid in March and June, and $0.15 per share in the months of August and November, which were paid in September and December. A special cash dividend of $1.00 per share was also declared in November 2012, which was paid in December, for total dividend payments of $1.54 per share for the year ended December 31, 2012. In February 2013, our Board of Directors declared a quarterly dividend of $0.15 per share. On April 23, 2013, the Board of Directors approved a quarterly dividend of $0.15 per share payable on June 14, 2013 to holders of record on May 31, 2013. Future dividends on our shares of common stock, if any, will be at the discretion of our Board of Directors and will depend on several factors including our results of operations, cash requirements and surplus and financial condition, covenant restrictions and other factors that the Board of Directors may deem relevant. The Class A common stock and Class B common stock holders have the same rights related to dividends. Under our Amended and Restated Bank Credit Agreement, in certain circumstances, we may make up to $100.0 million in unrestricted annual cash payments including but not limited to dividends, of which $50.0 million may carry over to the next year. Under the indentures governing certain of our senior notes, we are restricted from paying dividends on our common stock unless certain specified conditions are satisfied, including that:

  •
  no event of default then exists under each indenture or certain other specified agreements relating to our indebtedness; and

  •
  after taking account of the dividends payment, we are within certain restricted payment requirements contained in each indenture.

          In addition, under certain of our debt instruments, the payment of dividends is not permissible during a default thereunder.

SELECTED HISTORICAL FINANCIAL INFORMATION

          The following tables set forth our selected historical consolidated financial information for the periods indicated. We have derived the summary financial information for each of the years ended December 31, 2008 through December 31, 2012 from our audited consolidated financial statements. The audited consolidated financial statements for the years ended December 31, 2010 through December 31, 2012 included in our Annual Report are incorporated by reference herein. The audited consolidated financial statements for the years ended December 31, 2008 and December 31, 2009 are not included in this prospectus supplement and the accompanying prospectus. This selected financial information should be read in conjunction with the section entitled "Management's discussion and analysis of financial condition and results of operations," which is included elsewhere herein, and the consolidated financial statements and related notes thereto contained in our Annual Report, which is incorporated herein by reference. See "Where you can find more information" and "Incorporation by reference."

	Years ended or as of December 31,
	2012	2011	2010	2009	2008
	(in thousands, except per share data)
Statements of operations data:
Net broadcast revenues(a)	$920,593	$648,002	$655,836	$555,110	$639,624
Revenues realized from station barter arrangements	86,905	72,773	75,210	58,182	59,877
Other operating divisions revenues	54,181	44,513	36,598	43,698	55,434

Total revenues	1,061,679	765,288	767,644	656,990	754,935
Station production expenses	255,556	178,612	154,133	142,415	158,965
Station selling, general and administrative expenses	171,279	123,938	127,091	122,833	136,142
Expenses recognized from station barter arrangements	79,834	65,742	67,083	48,119	53,327
Depreciation and amortization(b)	85,172	51,103	55,141	65,247	63,105
Amortization of program contract costs and net realizable value adjustments	60,990	52,079	60,862	73,087	84,422
Other operating divisions expenses	46,179	39,486	30,916	45,520	59,987
Corporate general and administrative expenses	33,391	28,310	26,800	25,632	26,285
Gain on asset exchange	—	—	—	(4,945)	(3,187)
Impairment of goodwill, intangible and other assets	—	398	4,803	249,799	463,887

Operating income (loss)	329,278	225,620	240,815	(110,717)	(287,998)

	Years ended or as of December 31,
	2012	2011	2010	2009	2008
	(in thousands, except per share data)
Interest expense and amortization of debt discount and deferred financing costs	(128,553)	(106,128)	(116,046)	(80,021)	(87,634)
(Loss) gain from extinguishment of debt	(335)	(4,847)	(6,266)	18,465	5,451
(Loss) income from equity and cost method investees	9,670	3,269	(4,861)	354	(2,703)
Gain on insurance settlement	47	1,742	344	11	—
Other income, net	2,233	1,717	1,865	1,448	3,000

Income (loss) from continuing operations before income taxes	212,340	121,373	115,851	(170,460)	(369,884)
Income tax (provision) benefit	(67,852)	(44,785)	(40,226)	32,512	121,362

Income (loss) from continuing operations	144,488	76,588	75,625	(137,948)	(248,522)
Discontinued operations:
(Loss) income from discontinued operations, net of taxes	465	(411)	(577)	(81)	(141)

Net income (loss)	$144,953	$76,177	$75,048	$(138,029)	$(248,663)
Net loss (income) attributable to noncontrolling interest	(287)	(379)	1,100	2,335	2,133

Net income (loss) attributable to Sinclair Broadcast Group	$144,666	$75,798	$76,148	$(135,694)	$(246,530)
Basic and diluted earnings (loss) per common share attributable to Sinclair Broadcast Group:
Basic earnings (loss) per share from continuing operations	$1.78	$0.95	$0.96	$(1.70)	$(2.87)
Basic earnings (loss) per share	$1.79	$0.94	$0.95	$(1.70)	$(2.87)
Diluted earnings (loss) per share from continuing operations	$1.78	$0.95	$0.95	$(1.70)	$(2.87)
Diluted earnings (loss) per share	$1.78	$0.94	$0.94	$(1.70)	$(2.87)
Dividends declared per share	$1.54	$0.48	$0.43	$—	$0.80
Balance sheet data:
Cash and cash equivalents	$22,865	$12,967	$21,974	$23,224	$16,470
Total assets	$2,729,697	$1,571,417	$1,485,924	$1,590,029	$1,816,407
Total debt(c)	$2,273,379	$1,206,025	$1,212,065	$1,366,308	$1,362,278
Total (deficit) equity	$(100,053)	$(111,362)	$(157,082)	$(202,222)	$(58,700)

(a)
Net broadcast revenues is defined as broadcast revenues, net of agency commissions.

(b)
Depreciation and amortization includes amortization of property and equipment and amortization of definite-lived intangible broadcasting assets and other assets.

(c)
Total debt is defined as notes payable, capital leases and commercial bank financing, including the current and long-term portions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following analysis provides qualitative and quantitative information about our financial performance and condition and should be read in conjunction with our consolidated financial statements and the accompanying notes to those statements. This discussion consists of the following sections:

          Executive overview —  a description of our business, financial highlights from 2012, information about industry trends and sources of revenues and operating costs;

          Critical accounting policies and estimates —  a discussion of the accounting policies that are most important in understanding the assumptions and judgments incorporated in the consolidated financial statements and a summary of recent accounting pronouncements;

          Results of operations —  a summary of the components of our revenues by category and by network affiliation or program service arrangement, a summary of other operating data and an analysis of our revenues and expenses for 2012, 2011 and 2010, including comparisons between years and certain expectations for 2013; and

          Liquidity and capital resources —  a discussion of our primary sources of liquidity, an analysis of our cash flows from or used in operating activities, investing activities and financing activities, a discussion of our dividend policy and a summary of our contractual cash obligations and off-balance sheet arrangements.

          We have two reportable operating segments, "broadcast" and "other operating divisions" that are disclosed separately from our corporate activities. Our broadcast segment includes our stations. Our other operating divisions segment primarily earned revenues in 2012 from sign design and fabrication; regional security alarm operating and bulk acquisitions; real estate ventures; and a wrestling programming franchise.

          STG, included in the broadcast segment and a wholly owned subsidiary of Sinclair, is the primary obligor under our Amended and Restated Bank Credit Agreement, the 9.25% Second Lien Notes due 2017 (the "9.25% Notes"), the 8.375% Senior Notes due 2018 (the "8.375% Notes"), the 6.125% Notes and the 5.375% Notes. Sinclair is a guarantor under the Amended and Restated Bank Credit Agreement, the 9.25% Notes, the 8.375% Notes, the 6.125% Notes and the 5.375% Notes. Our Class A common stock, Class B common stock, the 4.875% Convertible Senior Notes due 2018 and the 3.0% Convertible Senior Notes due 2027 remain obligations and securities of Sinclair and are not obligations or securities of STG. Sinclair was the obligor of the 6.0% Convertible Subordinated Debentures due 2012 (the "6.0% Notes") until they were fully redeemed in 2011.

Executive overview

2013 Events (through April 19)

  •
  Effective January 1, 2013, we entered into a six-year affiliation agreement with the CBS Network on its Portland, ME and Cedar Rapids, IA affiliates, expiring December 31, 2018;

  •
  In January 2013, we entered into an agreement to sell the assets of WLWC-TV (CW) in Providence, Rhode Island to OTA Broadcasting LLC for $13.8 million. The transaction is expected to close in the second quarter of 2013, subject to FCC approval and other closing conditions. As of December 31, 2012 the station was classified as held for sale and the results of operations are classified as discontinued operations;

  •
  In February 2013, our Board of Directors declared a quarterly dividend of $0.15 per share which was paid on March 15, 2013 to the holders of record at the close of business on March 1, 2013;

  •
  In February 2013, we entered into an agreement to purchase certain stock and/or broadcast assets of four television stations, located in four markets, owned by Cox for $99.0 million less $4.3 million of working capital adjustments, less $0.4 million to be paid by Deerfield for the license assets of KAME (MNT) in Reno, NV, and entered into an agreement to provide sales services to one other station. The transaction is expected to close in the second quarter of 2013 subject to the approval of the FCC;

  •
  In February 2013, we entered into an agreement to purchase the broadcast assets of 18 television stations owned by Barrington for $370.0 million, less amounts to be paid by third parties, and entered into agreements to operate or provide sales services to another six stations. Also, on March 15, 2013, Sinclair entered into an agreement to sell its station WSYT-TV (FOX) and assign its LMA with WNYS-TV (MNT) in Syracuse, NY, and sell its station in Peoria IL, WYZZ-TV (FOX) to Cunningham for $47 million. The transactions are expected to close in the second or third quarter of 2013 subject to the approval of the FCC and antitrust clearance;

  •
  In February 2013, we entered into a retransmission consent agreement with DirecTV for continued carriage in all of our markets. Our next major MVPD coming up for renewal is Charter Communications in March 2014.

  •
  Effective March 1, 2013, we closed the sale of the assets of WLAJ-TV (ABC) in Lansing, MI to an unrelated third party for $14.4 million. The related results from operations, net of related income taxes, have been reclassified from income from continuing operations and reflected as net income from discontinued operations;

  •
  On April 2, 2013, STG issued $600.0 million of its 5.375% Notes. On April 4, 2013, we filed a registration statement on Form S-4 to register an offer to exchange the 5.375% Notes for identical notes that are registered under the Securities Act, which became effective on April 16, 2013. We expect the exchange offer to commence in the second quarter of 2013. See "Summary — Recent developments — Debt and equity events — 5.375% Senior Notes due 2021;"

  •
  On April 9, 2013, we entered into an Amended and Restated Bank Credit Agreement to increase the availability under our revolving line of credit, replace our existing term loans and provide more flexibility under certain restrictive covenants. See "Summary — Recent developments — Debt and equity events — Amended and Restated Bank Credit Agreement;" and

  •
  On April 11, 2013, we entered into a merger agreement to acquire Fisher. See "Summary — Recent developments — Pending acquisitions — Fisher Communications."

2012 Events

Acquisitions/Divestments

  •
  In January 2012, we closed the acquisition of the assets of Four Points for $200.0 million, and financed the acquisition with a $180.0 million draw under a recently raised incremental term loan B commitment under the Bank Credit Agreement plus a $20.0 million cash escrow previously paid;

  •
  In April 2012, we closed the acquisition of the broadcast assets of Freedom for $385.0 million, and financed the acquisition with an incremental draw of $157.5 million on term loan A and an incremental draw of $192.5 million on term loan B under the Bank Credit Agreement plus a $38.5 million escrow release previously paid in November 2011;

  •
  In October 2012, we entered into an agreement to purchase substantially all the assets of the WUTB-TV (MNT) station in Baltimore, MD owned by Fox Television Stations, Inc. ("FTS") for $2.7 million, subject to FCC approval and other closing conditions. Our agreement to purchase the license assets was assigned to Deerfield for $0.3 million, bringing our net purchase price to

    $2.4 million. Upon closing, we intend to provide sales and other non-programming services to this station pursuant to outsourcing arrangements;

  •
  Effective December 1, 2012, we closed the asset acquisition of Bay TV, which owns WTTA-TV (MNT) in the Tampa / St. Petersburg, Florida market, for $40.0 million. We have performed sales, programming and other management services for this station pursuant to a LMA since January 1999. The LMA was terminated upon closing;

  •
  Effective December 1, 2012, we closed the asset acquisition of certain broadcast assets of Newport for $460.5 million (excluding amounts paid by Deerfield for the license assets of certain stations) and acquired Newport's rights under the local marketing agreements with WLYH-TV (CW) in Harrisburg, PA and KMTW-TV (MNT) in Wichita, KS, along with options to acquire the license assets of these stations. We financed the acquisition with the proceeds from our offering of the 6.125% Notes, which closed in October 2012 as described below plus a $41.3 million, cash escrow previously paid;

  •
  Effective December 1, 2012, we closed on our agreement to purchase the assets of KBTV-TV (FOX) located in Beaumont, TX for $12.5 million (excluding amounts paid by Deerfield for the license assets);

  •
  Effective December 1, 2012, we closed on our agreements with Deerfield to sell Deerfield the license assets of one of our stations in San Antonio (KMYS-TV CW) and our station in Cincinnati (WSTR-TV MNT) for a total of $10.7 million, and assigned to Deerfield the right to buy the license assets of WPMI-TV and WJTC-TV in the Mobile / Pensacola market, WHAM-TV in the Rochester, NY market and KBTV-TV in the Beaumont, TX market for $13.5 million. We also acquired the options to acquire the license assets of these stations held by Deerfield. We provide sales and other non-programming services to each of these five stations pursuant to outsourcing agreements; and

  •
  On December 31, 2012, we closed on the purchase of the non-license assets of GoCom Media, Inc's ("GoCom") three television stations, WRSP-TV (FOX), WCCU-TV (FOX), WBUI-TV (CW), in the Champaign / Springfield / Decatur, Illinois market for $25.7 million, along with options for the license assets. We provide sales and other non-programming services to these stations pursuant to outsourcing agreements.

Other

  •
  In February 2012, our Board of Directors declared a quarterly cash dividend of $0.12 per share which was paid on March 15, 2012 to the holders of record at the close of business on March 1, 2012;

  •
  In May 2012, our Board of Directors declared a quarterly cash dividend of $0.12 per share which was paid on June 15, 2012 to the holders of record at the close of business on June 1, 2012;

  •
  On May 14, 2012, we and the licensees of stations to which we provide services, representing 20 affiliates of Fox Broadcast Company (FOX) in total, extended the network affiliation agreements with FOX from the existing term of December 31, 2012 to December 31, 2017. Concurrently, we entered into an assignable option agreement with FTS giving us or our assignee the right to purchase substantially all the assets of the WUTB-TV station (Baltimore, MD) owned by FTS, which has a program service arrangement with MyNetworkTV, and entered into an option agreement giving FTS the right to purchase our stations in up to three of the following four markets: Las Vegas, NV, Raleigh, NC, Cincinnati, OH, and Norfolk, VA. The option was due to expire March 30, 2013; however, in January 2013, FTS notified us that it would not exercise its option to purchase our stations in any of the aforementioned markets. In the second quarter of 2012, we paid $25.0 million to FOX pursuant to the agreement, and we made the last installment payment of $25.0 million in the second quarter of 2013;

  •
  In August 2012, our Board of Directors declared a quarterly dividend of $0.15 per share which was paid on September 14, 2012 to the holders of record at the close of business on August 31, 2012;

  •
  In August 2012, we entered into a multi-year retransmission consent agreement with DISH Network for continued carriage in all of our markets;

  •
  In September 2012 we entered into an amendment of our Bank Credit Agreement to provide more flexibility with restrictive covenants and permitted incremental indebtedness. There were no changes pertaining to interest rates or maturities of the outstanding debt or commitments under the Bank Credit Agreement;

  •
  In October 2012, we issued $500.0 million of 6.125% Notes. On April 4, 2013, we filed a registration statement on Form S-4 to register an offer to exchange the 6.125% Notes for identical notes that are registered under the Securities Act, which became effective on April 16, 2013. We expect the exchange offer to commence in the second quarter of 2013. See "Liquidity and capital resources" below for more information;

  •
  In November 2012, our Board of Directors declared a quarterly cash dividend of $0.15 per share and a special cash dividend of $1.00 per share payable on December 14, 2012, to the holders of record at the close of business on November 30, 2012; and

  •
  In November 2012, we entered into a multi-year retransmission consent agreement with Mediacom Communications Corp. for continued carriage of our stations which are located in Mediacom's markets.

Industry trends

  •
  Political advertising increases in even-numbered years, such as 2012, due to the advertising expenditures from candidates running in local and national elections and issue-related advertiser spending. In addition, political revenue has consistently risen between presidential election or mid-term election years such as from 2008 to 2012 or from 2006 to 2010, respectively. In every fourth year, such as 2012, political advertising is usually elevated further due to presidential elections;

  •
  The FCC has permitted broadcast television stations to use their digital spectrum for a wide variety of services including multi-channel broadcasts. The FCC "must-carry" rules only apply to a station's primary digital stream;

  •
  Retransmission consent rules provide a mechanism for broadcasters to seek payment from MVPDs who carry broadcasters' signals. Recognition of the value of the programming content provided by broadcasters, including local news and other programming and network programming all in HD, has generated increased local revenues;

  •
  We, as well as a number of other broadcasters, have joined together in organizations such as the NAB (of which Open Mobile Video Coalition ("OMVC") is now a part), M500 and Mobile Content Venture to focus on efforts to accelerate the nationwide availability of mobile DTV service and work through programming, advertising, distribution and aggregation opportunities. There is potential for broadcasters to create an additional revenue stream by providing their signals to mobile/portable devices (tablets, laptops, smartphones, etc.) as well as through other multi-channel/multi-platform initiatives;

  •
  Automotive-related advertising is a significant portion of our total net revenues in all periods presented and these revenues trended downward in most of 2009 due to economic turmoil. However, this sector has dramatically trended upward in the past few years due to improved economic conditions;

  •
  Many broadcasters are enhancing/upgrading their websites to use the Internet to deliver rich media content, such as newscasts and weather updates, to attract advertisers and to compete with other Internet sites and smartphone and tablet device applications;

  •
  Seasonal advertising increases occur in the second and fourth quarters due to the anticipation of certain seasonal and holiday spending by consumers;

  •
  Broadcasters have found ways to increase returns on their news programming initiatives while continuing to maintain locally-produced content through the use of news sharing arrangements;

  •
  Station outsourcing arrangements are becoming more common as broadcasters seek out ways to improve revenues and margins;

  •
  Advertising revenue related to the Olympics occurs in even numbered years, and the Super Bowl is aired on a different network each year. Both of these widely-viewed events can have an impact on our advertising revenues; and

  •
  Compensation from networks to their affiliates in exchange for broadcasting of network programming has halted. Networks now require compensation from broadcasters for the use of network programming.

Sources of revenues and costs

          Our operating revenues are derived from local and national advertisers and, to a much lesser extent, from political advertisers. We also generate local revenues from our retransmission consent agreements with MVPDs. Our revenues from local advertisers had seen a continued upward trend, with the exception of 2008 and 2009 when non-political revenues fell due to the economic recession. Revenues from national advertisers have continued to trend downward when measured as a percentage of total broadcast revenues. We believe this trend is the result of our focus on increasing local advertising revenues as a percentage of total advertising revenues, combined with a decrease in overall spending by national advertisers and an increase in the number of competitive media outlets providing national advertisers multiple alternatives in which to advertise their goods or services. Our efforts to mitigate the effect of these increasingly competitive media outlets for national advertisers include continuing our efforts to increase local revenues and developing innovative sales and marketing strategies to sell traditional and non-traditional services to our advertisers including the success of multi-channel digital initiatives together with mobile DTV. In addition, our revenue success is dependent on the success and advertising spending levels of the automotive industry.

Critical accounting policies and estimates

          This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including those related to bad debts, program contract costs, intangible assets, income taxes, property and equipment, investments and derivative contracts. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates have been consistently applied for all years presented in this prospectus supplement and in the past we have not experienced material differences between these estimates and actual results. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and such differences could be material.

          We have identified the policies below as critical to our business operations and to the understanding of our results of operations. For a detailed discussion of the application of these and other accounting policies, see Note 1 in the Notes to our Consolidated Financial Statements in our Annual Report.

          Valuation of goodwill, long-lived assets, intangible assets and equity and cost method investments. We periodically evaluate our goodwill, broadcast licenses, long-lived assets, intangible assets and equity and cost method investments for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on estimated future cash flows, market conditions, operating performance of our stations, legal factors and other various qualitative factors.

          We have determined our broadcast licenses to be indefinite-lived intangible assets in accordance with the accounting guidance for goodwill and other intangible assets, which requires such assets along with our goodwill to be tested for impairment on an annual basis or more often when certain triggering events occur. As of December 31, 2012, we had $1,074.0 million of goodwill, $85.1 million in broadcast licenses, and $623.4 million in definite-lived intangibles. We perform our annual impairment tests for goodwill and broadcast licenses at the beginning of the fourth quarter each year.

          In 2011, we early adopted the recent accounting guidance related to the annual goodwill impairment, which allowed us to first qualitatively assess whether it is more likely than not that goodwill has been impaired. As part of our qualitative assessment, we consider the following factors related to the reporting units, where applicable:

  •
  significant changes in the macroeconomic conditions;

  •
  significant changes in the regulatory environment;

  •
  significant changes in the operating model, management, products and services, customer base, cost structure and/or margin trends;

  •
  comparison of current and prior year operating performance and forecast trends for future operating performance; and

  •
  the excess of the fair value over carrying value of the reporting units determined in prior quantitative assessments.

          If we conclude that it is more likely than not that a reporting unit is impaired, we will apply the quantitative two-step method for goodwill. Prior to 2011, the annual impairment test for goodwill was performed using the quantitative two-step method, for all reporting units. Our quantitative assessment for our goodwill consists of estimating the fair value of our reporting units, using a combination of a market approach, using recent comparable market transactions and estimated market multiples, and an income approach, using a discounted cash flow model. The key assumptions used to determine the fair value of our reporting units to test our goodwill for impairment consist of discount rates, revenue and expense growth rates and comparable business multiples. The projected growth rates are based on our internal forecast of future performance, historical trends, and projected long-range inflation and long-term industry projections. The discount rate is based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television station, and includes adjustments for market risk and company-specific risk. For goodwill, if we determine that the fair value of the reporting unit is less than the carrying value, we then perform the second step which requires allocation of the reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill to determine the implied fair value. An impairment charge will be recognized only when the implied fair value of a reporting unit's goodwill is less than its carrying amount.

          We early adopted the recent accounting guidance related to the annual indefinite-lived intangible asset impairment test, which allowed us, beginning with our 2012 indefinite-lived intangible impairment test, to first qualitatively assess whether it is more likely than not that an indefinite-lived intangible asset has been impaired. As part of our qualitative assessment for indefinite-lived intangible assets, we consider the following factors related to the indefinite-lived intangible asset, where applicable:

  •
  significant changes in cost factors that could affect the inputs used to determine the fair value of the indefinite-lived intangible asset;

  •
  significant changes in the legal or regulatory environment;

  •
  significant changes in management, key personnel, strategy or customers that could affect the inputs used to determine the fair value of the indefinite-lived intangible asset;

  •
  significant changes in the industry and/or market;

  •
  significant changes in macroeconomic conditions;

  •
  comparison of current and prior year operating performance and forecast trends for future operating performance; and

  •
  the excess of the fair value over carrying value of the indefinite-lived intangible assets determined in prior quantitative assessments.

          If we conclude that it is more likely than not that an indefinite-lived intangible asset is impaired, we will calculate the fair market value of the indefinite-lived intangible asset and compare to the book value. Prior to 2012, the annual impairment test for our indefinite-lived intangibles, broadcast licenses, involved a quantitative assessment in which we estimated the fair market value of our broadcast licenses and compared to the book value. We estimated the fair market value of our broadcast licenses using a discounted cash flow model. The key assumptions used to determine the fair value of our broadcast licenses consist of discount rates, normalized market share, normalized profit margin, expected future growth rates and estimated start-up costs. We then compared the estimated fair market value to the book value of these assets to determine if impairment exists. For the broadcast licenses, if the fair value is less than book value, we would record the resulting impairment.

          We aggregate our stations by market for purposes of our goodwill and license impairment testing and we believe that our markets are most representative of our broadcast reporting units because segment management views, manages and evaluates our stations on a market basis. Furthermore, in our markets where we operate or provide services to more than one station, certain costs of operating the stations are shared including the use of buildings and equipment, the sales force and administrative personnel. Our discounted cash flow model is based on our judgment of future market conditions within each designated marketing area, as well as discount rates that would be used by market participants in an arm's-length transaction.

          Based on the results of our annual qualitative assessment for goodwill impairment performed in 2012, we concluded that we would need to perform a quantitative "Step 1" test for three of our markets which had aggregate goodwill of $79.5 million as of October 1, 2012, the date of our annual impairment test. These markets had a decrease in operating results for the past few years and therefore, we estimated the fair value of these reporting units based on a market approach and income approach. For all three markets, the fair value of the reporting unit exceeded the respective carrying value by more than 10%. For all our other reporting units, we concluded based on the qualitative assessment that it was more likely than not that the fair values of these reporting units would sufficiently exceed their carrying values and it was not necessary to perform the quantitative two-step method. For the year ended December 31, 2012, an increase in our discount rate and/or a decrease in our multiple of 10% would not result in goodwill impairment. Based on the annual qualitative assessment for goodwill impairment performed in 2011, we concluded that it was more likely than not that the fair values of all reporting units would sufficiently exceed their carrying value and thus it was not necessary to perform the quantitative two-step method. The qualitative factors for our reporting units reviewed during our 2012 and 2011 assessments, with the exception of the three markets in which we performed a quantitative assessment, indicated stable or improving margins and favorable or stable forecasted economic conditions including stable discount rates and comparable business multiples. Additionally, the results of prior quantitative assessments supported significant excess fair value over carrying value of our reporting units. As a result of our 2010 annual quantitative impairment assessment, all of our reporting units had fair values in excess of carrying value and therefore, we did not record any goodwill impairment during the year ended December 31, 2010.

          Based on the annual qualitative assessment for broadcast license impairment performed in 2012, we concluded that it was more likely than not that the fair values of all broadcast licenses would sufficiently exceed their carrying values and thus it was not necessary to perform a quantitative test. The qualitative factors for our broadcast licenses indicated an increase in market revenues, consistent expected market growth rates, stable market shares and stable cost factors from 2011 to 2012. We recorded a $0.4 million interim impairment charge in the first quarter of 2011 due to an anticipated increase in construction costs for one of our stations as a result of converting to full power. As a result of our annual impairment test for broadcast licenses in 2011, we concluded that impairment did not exist. The revenue, expense and constant growth rates used in determining the fair value of our broadcast licenses increased slightly from 2010 to 2011. The discount rates used to determine the fair value of our broadcast licenses did not change significantly from 2010 to 2011. During the year ended December 31, 2010, we recorded $4.8 million in impairment on our broadcast licenses and other assets. The $4.8 million impairment charge recorded in 2010 was primarily the result of additional cash outflows for increased signal strength necessary to maintain competitive market positions.

          We believe we have made reasonable estimates and utilized appropriate assumptions to evaluate whether it was more likely than not that the fair value of our reporting units and broadcast licenses was less than their carrying values. If future results are not consistent with our assumptions and estimates, including future events such as a deterioration of market conditions or significant increases in discount rates, we could be exposed to impairment charges in the future. Any resulting impairment loss could have a material adverse impact on our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows.

          For all other long-lived assets, including fixed assets and definite-lived intangibles, we assess recoverability of the assets whenever events or changes in circumstances indicate that the net book value of the assets may not be recoverable. If we conclude that such triggering event has occurred, we perform a two-step quantitative test to first assess whether the asset is recoverable by comparing the sum of undiscounted cash flows of the asset group to the carrying value of the asset group, including goodwill. If the sum of undiscounted cash flows is less than the carrying value of the asset group, we then measure and allocate the amount of impairment to record for each of the assets in the asset group by comparing the respective fair value of the assets to their carrying values. We did not have any indicators of impairment of our long-lived assets in 2010, 2011 or 2012.

          When factors indicate that there may be a decrease in value of an equity or cost method investment, we assess that investment and determine whether a loss in value has occurred. If that loss is deemed to be other than temporary, an impairment loss is recorded. For any investments that indicate a potential impairment, we estimate the fair value of those investments using discounted cash flow models, unrelated third party valuations or industry comparables, based on the various facts available to us. During 2012 and 2010, we recorded $1.3 million and $6.7 million of impairment on equity method investments, respectively. No impairment of our equity or cost method investments was recorded 2011.

          Revenue recognition.    Advertising revenues, net of agency commissions, are recognized in the period during which commercials are aired. All other revenues are recognized as services are provided. The revenues realized from station barter arrangements are recorded as the programs are aired at the estimated fair value of the advertising airtime given in exchange for the program rights. Some of our retransmission consent agreements contain both advertising and retransmission consent elements that are paid in cash. We have determined that these agreements are revenue arrangements with multiple deliverables. Advertising and retransmission consent deliverables sold under our agreements are separated into different units of accounting based on fair value. Revenue applicable to the advertising element of the arrangement is recognized consistent with the advertising revenue policy noted above. Revenue applicable to the retransmission consent element of the arrangement is recognized over the life of the agreement.

          Allowance for doubtful accounts.    We maintain an allowance for doubtful accounts for estimated losses resulting from extending credit to our customers that are unable to make required payments. If the economy and/or the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. For example, a 10% increase in the balance of our allowance for doubtful accounts as of December 31, 2012 would increase bad debt expense by approximately $0.3 million in each case. The allowance for doubtful accounts was $3.1 million and $3.0 million as of December 31, 2012 and 2011, respectively.

          Program contract costs.    We have agreements with distributors for the rights to televise programming over contract periods, which generally run from one to seven years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Each contract is recorded as an asset and a liability at an amount equal to its gross cash contractual commitment when the license period begins and the program is available for its first showing. The portion of program contracts which becomes payable within one year is reflected as a current liability in the consolidated balance sheets. As of December 31, 2012 and 2011, we recorded $69.3 million and $54.5 million, respectively, in program contract assets and $104.4 million and $91.5 million, respectively, in program contract liabilities.

          The programming rights are reflected in the consolidated balance sheets at the lower of unamortized cost or estimated net realizable value ("NRV"). Estimated NRVs are based on management's expectation of future advertising revenue, net of sales commissions, to be generated by the remaining program material available under the contract terms. Amortization of program contract costs is generally computed using a four-year accelerated method or a straight-line method, depending on the length of the contract. Program contract costs estimated by management to be amortized within one year are classified as current assets. Program contract liabilities are typically paid on a scheduled basis and are not reflected by adjustments for amortization or estimated NRV. If our estimate of future advertising revenues declines, then additional write downs to NRV may be required.

          Income tax.    We recognize deferred tax assets and liabilities based on the differences between the financial statements carrying amounts and the tax basis of assets and liabilities. As of December 31, 2011, we recorded $4.9 million in deferred tax assets. As of December 31, 2012 and 2011, we recorded $234.1 million and $247.6 million, respectively, in deferred tax liabilities. We provide a valuation allowance for deferred tax assets if we determine, based on the weight of all available evidence, that it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating our ability to realize net deferred tax assets, we consider all available evidence, both positive and negative, including our past operating results, tax planning strategies and forecasts of future taxable income. In considering these sources of taxable income, we must make certain judgments that are based on the plans and estimates used to manage our underlying businesses on a long-term basis. A valuation allowance has been provided for deferred tax assets related to a substantial portion of our available state net operating loss carryforwards, based on past operating results, expected timing of the reversals of existing temporary book/tax basis differences, alternative tax strategies and projected future taxable income.

Recent accounting pronouncements

          In May 2011, the Financial Accounting Standards Board ("FASB") issued new guidance for fair value measurements. The purpose of the new guidance is to have a consistent definition of fair value between U.S. Generally Accepted Accounting Principles ("GAAP") and International Financial Reporting Standards ("IFRS"). Many of the amendments to GAAP are not expected to have a significant impact on practice; however, the new guidance does require new and enhanced disclosure about fair value measurements. The amendments were effective for interim and annual periods beginning after December 15, 2011 and should be applied prospectively. This guidance did not have a material impact on our consolidated financial statements but we have included the additional quantitative and qualitative disclosures required for our Level 3 fair value measurements beginning with the quarter ended March 31, 2012.

          In September 2011, the FASB issued the final Accounting Standards Update for goodwill impairment testing. The standard allows an entity to first consider qualitative factors when deciding whether it is necessary to perform the current two-step goodwill impairment test. An entity would need to perform step one if it determines qualitatively that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. The changes are effective prospectively for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted this new guidance in the fourth quarter of 2011 in completing our annual impairment analysis. See Note 5 in the Notes to our Consolidated Financial Statements in our Annual Report for further discussion of the results of our goodwill impairment analysis. This guidance impacts how we perform the annual goodwill impairment test; however, it did not impact our consolidated financial statements as the guidance does not impact the timing or amount of any resulting impairment charges.

          In July 2012, the FASB issued new guidance for testing indefinite-lived intangible assets for impairment. The new guidance allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar to the approach now applied to goodwill. Companies can first determine based on certain qualitative factors whether it is "more likely than not" (a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired. The new standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets for impairment. The revised standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 30, 2012 and early adoption is permitted. We adopted this new guidance in the fourth quarter of 2012 when completing our annual impairment analysis. See Note 5 in the Notes to our Consolidated Financial Statements in our Annual Report for further discussion of the results of our broadcast license impairment analysis. This guidance impacted how we perform our annual impairment testing for indefinite-lived intangible assets and changed our related disclosures for 2012; however, it does not have an impact on our consolidated financial statements as the guidance does not impact the timing or amount of any resulting impairment charges.

Results of operations

          In general, this discussion is related to the results of our continuing operations, except for discussions regarding our cash flows, which also include the results of our discontinued operations. The results of the acquired stations from Four Points as of January 1, 2012 (acquisition date), from Freedom as of April 1, 2012 (acquisition date) and from Newport as of December 1, 2012 (acquisition date) are included in our results of our continuing operations. In 2012, we determined that the operating results of WLAJ-TV, which was one of the stations acquired in the Freedom acquisition, and WLWC-TV, which was one of the stations acquired in the Four Points acquisition, should be accounted for as discontinued operations and therefore the results are not included in our consolidated results of continuing operations for the year ended December 31, 2012. Unless otherwise indicated, references in this discussion and analysis to 2012, 2011 and 2010 are to our fiscal years ended December 31, 2012, 2011 and 2010, respectively. Additionally, any references to the first, second, third or fourth quarters are to the three months ended March 31, June 30, September 30 and December 31, respectively, for the year being discussed. We have two reportable segments, "broadcast" and "other operating divisions," that are disclosed separately from our corporate activities.

Seasonality/cyclicality

          Our operating results are usually subject to seasonal fluctuations. Usually, the second and fourth quarter operating results are higher than the first and third quarters' because advertising expenditures are increased in anticipation of certain seasonal and holiday spending by consumers.

          Our operating results are usually subject to fluctuations from political advertising. In even numbered years, political spending is usually significantly higher than in odd numbered years due to advertising expenditures preceding local and national elections. Additionally, every four years, political spending is usually elevated further due to advertising expenditures preceding the presidential election.

Year to year comparison for years ended December 31, 2012, 2011 and 2010

Operating data

          The following table sets forth certain of our operating data from continuing operations for the years ended December 31, 2012, 2011 and 2010 (in millions).

	Years ended December 31,
	2012	2011	2010
Net broadcast revenues	$920.6	$648.0	$655.8
Revenues realized from station barter arrangements	86.9	72.8	75.2
Other operating divisions revenues	54.2	44.5	36.6
Total revenues	1,061.7	765.3	767.6
Station production expenses	255.5	178.6	154.1
Station selling, general and administrative expenses	171.3	123.9	127.1
Expenses recognized from station barter arrangements	79.8	65.7	67.1
Depreciation and amortization	146.2	103.3	116.0
Other operating divisions expenses	46.2	39.5	30.9
Corporate general and administrative expenses	33.4	28.3	26.8
Impairment of goodwill, intangible and other assets	—	0.4	4.8
Operating income	$329.3	$225.6	$240.8
Net income attributable to Sinclair Broadcast Group	$144.7	$75.8	$76.1

Broadcast segment

Broadcast revenues

          The following table presents our revenues from continuing operations, net of agency commissions, for the three years ended December 31, 2012, 2011 and 2010 (dollars in millions):

				Percent change
	Years ended December 31,
				'12 vs. '11	'11 vs. '10
	2012	2011	2010
Local revenues:
Non-political	$643.5	$498.7	$464.0	29.0%	7.5%
Political	12.9	2.5	12.8	(a )	(a )
Total local	656.4	501.2	476.8	31.0%	5.1%
National revenues:
Non-political	180.2	141.0	149.8	27.8%	(5.9)%
Political	84.0	5.8	29.2	(a )	(a )
Total national	264.2	146.8	179.0	80.0%	(18.0)%

Total net broadcast revenues	$920.6	$648.0	$655.8	42.1%	(1.2)%

(a)
Political revenue is not comparable from year to year due to the cyclicality of elections. See "Political Revenues" below for more information.

          Our largest categories of advertising and their approximate percentages of 2012 net time sales, which includes the advertising portion of our local and national revenues, were automotive (20.8%), political (10%), services (13.9%), schools (5.9%) and retail/department stores (5.0%). No other advertising category accounted for more than 5.0% of our net time sales in 2012. No advertiser accounted for more than 1.2% of our consolidated revenue in 2012. We conduct business with thousands of advertisers.

          Our primary types of programming and their approximate percentages of 2012 net time sales were syndicated programming (36.7%), network programming (24.2%), local news (25.1%), sports programming (8.1%) and direct advertising programming (5.9%).

          From a network affiliation or program service arrangement perspective, the following table sets forth our affiliate percentages of net time sales for the years ended December 31, 2012 and 2011:

			Percent of net time sales for the years ended December 31,		Net time sales percent change
	# of stations(a)				'12 vs. '11	'11 vs. '10
			2012	2011
FOX	24		36.9%	47.4%	9.6%	(2.1)%
ABC	11		19.5%	20.5%	33.1%	(11.8)%
CBS	11		18.6%	3.0%	786.2%	(7.4)%
MyNetworkTV	19		12.5%	15.8%	11.0%	(5.8)%
The CW	15		10.7%	12.4%	22.0%	(10.9)%
NBC	3		1.0%	0.5%	169.7%	(23.2)%
Digital	(b	)	0.7%	0.4%	110.8%	215.2%
Other	2		0.1%	N/A	nm	nm

Total	85

nm — Not meaningful
N/A — Not applicable

(a)
During 2012, we acquired or entered into outsourcing agreements to provide certain non-programming related sales, operational and administrative services to 27 stations with the following network affiliation or program service arrangements: CBS (two stations in the first quarter, five stations in the second quarter and two stations in the fourth quarter), NBC (two stations in the fourth quarter), FOX (four stations in the fourth quarter), ABC (one station in the second quarter and one station in the fourth quarter), CW (two stations in the first quarter, one station in the second quarter and two stations in the fourth quarter), MyNetworkTV (two stations in the first quarter and one station in the fourth quarter), Other (one station in the first quarter and one station in the fourth quarter). We reclassified the results of operations of WLAJ-TV, an ABC station acquired in the second quarter and WLWC-TV a CW station acquired in the first quarter, as discontinued operations as discussed in Note 1. Summary of Significant Accounting Policies and therefore the net time sales of WLAJ-TV and WLWC-TV are not included in the percentages above and are excluded from the number of stations.

(b)
We broadcast programming from network affiliations or program service arrangements with CBS (rebroadcasted content from other primary channels within the same markets), The CW, MyNetworkTV, This TV, ME TV, LATV, Weather Radar, The Weather Authority Network, Live Well Network, Antenna TV, Bounce Network, The Country Network, Azteca, Telemundo and Estrella on additional channels through our stations' second and third digital signals.

(c)
The amount of increases in net time sales related to 2012 acquisitions was: FOX 0.4%, ABC 10.4%, CBS 752.6%, MyNetworkTV 3.2%, CW 19.3%, NBC 124.0% and Digital 159.8%.

          Net broadcast revenues.    Net broadcast revenues increased $272.6 million for 2012 compared to 2011, of which $164.2 million was related to stations acquired during 2012. Additionally, revenues earned pursuant to the LMA with the Freedom stations during the first quarter of 2012 included $2.2 million for management services performed and $7.8 million of pass-through costs. The remaining increase was due to increases in advertising revenues generated from the political, direct response and beer/wine sectors. These increases were partially offset by a decrease in the internet, soft drinks, movies and drugs/cosmetic sectors. Excluding the stations acquired in 2012, automotive, which typically is our largest category, represented 20.3% of net time sales for the year ended December 31, 2012.

          From a revenue category standpoint, 2011 when compared to 2010 was impacted by increases in most of the advertising sectors as the country's economic conditions in general continued to strengthen. Automotive, our largest category in 2011, was up 9.7% compared to 2010 as automotive dealers and manufacturers increased spending in response to an increase in auto sales.

          Political revenues.    Political revenues, which include time sales from political advertising, increased by $88.6 million to $96.9 million for 2012 when compared to 2011. Political revenues decreased by $33.7 million to $8.3 million for 2011 when compared to 2010. Political revenues are typically higher in election years such as 2012 and 2010. Accordingly, we expect political revenues to decrease in 2013 from 2012 levels.

          Local revenues.    Excluding political revenues, our local broadcast revenues, which include local time sales, retransmission revenues and other local revenues, were up $144.8 million for 2012 when compared to 2011, of which $112.1 million related to the stations acquired in 2012. The remaining increase was due to an increase in advertising spending particularly in the automotive and direct response sectors and an increase in retransmission revenues from MVPDs. These increases were partially offset by a decrease due to a decline in advertising revenues from the schools, fast food and services sectors and a change in networks for the Super Bowl programming from FOX to NBC as we had 20 FOX stations compared to one NBC station at the time when the Super Bowl aired in February 2012. Excluding political revenues, our local broadcast revenues, which include local times sales, retransmission revenues and other local revenues, were up $34.7 million for 2011, compared to 2010. The increase is due to an increase in advertising spending particularly in the automotive sector, an increase in retransmission revenues from MVPDs and amounts earned for services performed pursuant to the Four Points and Freedom LMAs ($2.2 million for management services performed and $7.8 million of pass-through costs).

          National revenues.    Our national broadcast revenues, excluding political revenues, which include national time sales and other national revenues, were up $39.2 million for 2012 when compared to 2011, of which $38.5 million related to the stations acquired in 2012. The remaining increase was due to increases in advertising revenues generated from the direct response and services sectors. These increases were partially offset by a decline in advertising revenues in telecommunications and the drugs/cosmetic sectors. Excluding political revenues, our national broadcast revenues were down $8.8 million for 2011 when compared to 2010. This was primarily due to a decrease in advertising spending by the media, telecommunications, home products, professional services and movies sectors.

Broadcast expenses

          The following table presents our significant operating expense categories for the three years ended December 31, 2012, 2011 and 2010 (dollars in millions):

				Percent change
	Years ended December 31,
				'12 vs. '11	'11 vs. '10
	2012	2011	2010
Station production expenses	$255.5	$178.6	$154.1	43.1%	15.9%
Station selling, general and administrative expenses	$171.3	$123.9	$127.1	38.3%	(2.5)%
Amortization of program contract costs and net realizable value adjustments	$61.0	$52.1	$60.9	17.1%	(14.4)%
Corporate general and administrative expenses	$28.9	$24.8	$23.7	16.5%	4.6%
Impairment of goodwill, intangible and other assets	$—	$0.4	$4.8	(100.0)%	(91.7)%
Depreciation and amortization expenses	$77.5	$44.6	$49.2	73.8%	(9.3)%

          Station production expenses.    Station production expenses increased $76.9 million during 2012 compared to 2011, of which $42.7 million related to the stations acquired in 2012. The remaining increases for the year were primarily due to an increase in fees pursuant to network affiliation agreements, increased compensation expense, increased employee/management incentive bonuses, increased news profit sharing expenses and increased rating service fees due to annual scheduled rate increases.

          Station production expenses increased $24.5 million during 2011 compared to 2010. This increase was primarily due to an increase in fees pursuant to network affiliation agreements, increased compensation expense (including amounts related to the Four Points and Freedom stations pursuant to the LMAs prior to acquisition, which were pass-through costs), increased promotional advertising expenses and increased rating service fees due to annual scheduled rate increases. Additionally, news profit share expenses increased due to better news performance which resulted in higher payments to our news share partners.

          Station selling, general and administrative expenses.    Station selling, general and administrative expenses increased $47.4 million during 2012 compared to 2011, of which $38.4 million related to the stations acquired in 2012. The remaining increases for the year were primarily due to employee/management incentive bonuses, an increase in national sales commissions and increased compensation expense.

          Station selling, general and administrative expenses decreased $3.2 million during 2011 compared to 2010. This decrease was primarily due to lower non-income based tax expense, a decrease in stock-based compensation and decreased national sales agency and local commission costs. These decreases were partially offset by an increase in expenses related to rollout of expanded digital product offerings.

          We expect 2013 station production and station selling, general and administrative expenses, excluding barter and full year effect of 2012 acquisitions, to trend higher than our 2012 results.

          Amortization of program contract costs and net realizable value adjustments.    The amortization of program contract costs increased $8.9 million during 2012 compared to 2011, of which $7.1 million related to the stations acquired in 2012. The remaining increases for the year are due to more long-term program contracts, which resulted in higher contract cost amortization.

          The amortization of program contract costs decreased $8.8 million during 2011 compared to 2010. We had purchased more barter and short-term program contracts which are less expensive and resulted in lower contract cost amortization.

          Corporate general and administrative expenses.    See "Corporate and Unallocated Expenses" below.

          Impairment of goodwill, intangible and other assets.    We completed our annual test of goodwill and broadcast licenses for impairment in fourth quarter 2012, 2011 and 2010. We recorded no impairment in 2012. During 2011, we recorded impairments of $0.4 million related to our broadcast licenses. During 2010, we recorded impairments of $4.8 million related to our broadcast licenses and other assets.

          Depreciation and amortization expenses.    Depreciation of property and equipment and amortization of definite-lived intangibles and other assets increased $32.9 million during 2012 compared to 2011, of which $32.2 million related to the stations acquired in 2012. Depreciation and amortization expenses decreased $4.6 million during 2011 compared to 2010. This decrease was primarily due to older assets that were becoming fully depreciated.

Other operating divisions segment revenue and expense

          The following table presents our other operating divisions segment revenue and expenses which is comprised of the following for the years ended December 31, 2012, 2011 and 2010 (in millions): Triangle Sign and Services, LLC ("Triangle"), a sign designer and fabricator; Alarm Funding Associates, LLC ("Alarm Funding"), a regional security alarm operating and bulk acquisition company; and real estate ventures and other nominal businesses.

				Percent change
	Years ended December 31,
				'12 vs. '11	'11 vs. '10
	2012	2011	2010
Revenues:
Triangle	$26.5	$23.1	$19.1	14.7%	20.9%
Alarm Funding	$16.0	$12.8	$10.0	25.0%	28.0%
Real Estate Ventures and other	$11.7	$8.6	$7.5	36.0%	14.7%
Expenses:(a)
Triangle	$25.9	$21.8	$19.8	18.8%	10.1%
Alarm Funding	$12.9	$12.7	$8.0	1.6%	58.8%
Real Estate Ventures and other	$17.2	$12.3	$9.8	39.8%	25.5%

(a)
Comprises total expenses of the entity including other operating divisions expenses, depreciation and amortization and applicable other income (expense) items such as interest expense and non-cash stock-based compensation expense related to issuances of subsidiary stock awards.

          The year-over-year increases in Triangle's revenue and expenses during 2012 compared to 2011 and 2011 compared to 2010 were primarily due to increases in sales volume due to new service contracts. The increases in Alarm Funding's revenue and expenses during 2012 compared to 2011 and 2011 compared to 2010 were primarily due to the acquisition of new alarm monitoring contracts. Revenues and expenses have increased for our consolidated real estate ventures over the same periods due to an increase in leasing activity for operating real estate properties and sales of property under development in 2012 compared to 2011. As of December 31, 2012, we held $71.7 million of real estate for development and sale.

          Income (loss) from Equity and Cost Method Investments.    As of December 31, 2012 and 2011, the carrying value of our investments in private equity funds and real estate ventures, accounted for under the equity or cost method, was $27.3 million and $65.9 million in 2012 and $26.3 million and $52.6 million in 2011, respectively. Results of our equity and cost method investments in private investment funds and real estate ventures are included in income from equity and cost method investments in our consolidated statements of operations. During 2012, we recorded income of $2.2 million related to certain private investment funds and income of $7.4 million related to our real estate ventures, including a $7.9 million gain on the sale of three of our real estate ventures, partially offset by a $0.9 million impairment charge related to one of our real estate ventures. During 2011, we recorded income of

$2.3 million related to certain private equity funds and income of $1.0 million related to our real estate ventures, including a $1.1 million gain on sale of one of our real estate ventures. During 2010, we determined three of our investments were impaired, primarily due to decreases in underlying values of our real estate investments, and we recorded impairments totaling $6.7 million. Additionally, during 2010, we recorded losses of $1.7 million related to other real estate ventures and income of $3.6 million related to certain private equity funds.

Corporate and unallocated expenses

          The following table presents our corporate and unallocated expenses for the years ended December 31, 2012, 2011 and 2010 (dollars in millions):

				Percent change
	Years ended December 31,
				'12 vs. '11	'11 vs. '10
	2012	2011	2010
Corporate general and administrative expenses	$2.8	$2.4	$2.2	16.7%	9.1%
Interest expense	$125.3	$102.4	$114.1	22.4%	(10.3)%
Loss from extinguishment of debt	$(0.3)	$(4.8)	$(6.3)	(93.8)%	(23.8)%
Income tax provision	$(67.9)	$(44.8)	$(40.2)	51.6%	11.4%

          Corporate general and administrative expenses.    We allocate most of our corporate general and administrative expenses to the broadcast segment. The explanation that follows combines corporate general and administrative expenses found in the Broadcast segment section with the corporate general and administrative expenses found in this section, Corporate and unallocated expenses. These results exclude general and administrative costs from our other operating divisions segment which are included in our discussion of expenses in the Other operating divisions segment section.

          Combined corporate general and administrative expenses increased to $31.7 million in 2012 from $27.2 million in 2011. This was primarily due to an increase in transaction costs due to our recent acquisitions, an increase in group insurance costs and higher employee incentive/performance bonuses.

          Combined corporate general and administrative expenses increased to $27.2 million in 2011 from $25.9 million in 2010. This was primarily due to an increase in employee bonuses, stock-based compensation from the issuance of stock-settled appreciation rights and the issuance of restricted and unrestricted common stock at higher stock prices when compared to 2010. The increases were partially offset by lower health and other insurance costs.

          We expect corporate general and administrative expenses to increase in 2013 compared to 2012.

          Interest expense.    Interest expense increased in 2012 compared to 2011 primarily due to the incremental borrowings on our term loan A and term loan B under our Bank Credit Agreement for our acquisitions in 2012, the issuance of $500.0 million of 6.125% Notes in the fourth quarter of 2012, as well as financing costs of $6.3 million related to the amendment of our Bank Credit Agreement, which were incurred in 2012. The increase in interest was partially offset by a decrease due to the full extinguishment of our 6.0% Notes in the second quarter of 2011.

          Interest expense decreased in 2011 compared to 2010 primarily due to our amending and restating our Bank Credit Agreement in third quarter 2010 and the first quarter 2011, resulting in lower interest rates. In addition, interest expense decreased due to the redemption of our 8.0% Notes in fourth quarter 2010 and our 6.0% Notes in 2010 and second quarter 2011. These decreases were partially offset by certain financing costs recorded as interest expense during 2011 and 2010 of $6.1 million and $3.6 million, respectively, related to the amendments to our Bank Credit Agreement, mentioned previously, as well as the amendment in the fourth quarter of 2011.

          We expect interest expense to increase in 2013 compared to 2012 due to the acquisition financing.

          Loss from extinguishment of debt.    During the year ended December 31, 2012, we drew down on our incremental borrowings under the Bank Credit Agreement and wrote off a portion of our deferred financing costs and debt discount on the term loan B, resulting in a loss of $0.3 million from extinguishment of debt.

          During the year ended December 31, 2011, we amended our Bank Credit Agreement and paid down a portion of our term loan B, completed the redemption of all $70.0 million of the remaining 6.0% Notes and repurchased certain of our 8.375% Notes, resulting in a loss of $4.8 million from extinguishment of debt.

          Income tax (provision) benefit.    The 2012 income tax provision for our pre-tax income from continuing operations (including the effects of the noncontrolling interest) of $212.1 million resulted in an effective tax rate of 32.0%. The 2011 income tax provision for our pre-tax income from continuing operations (including the effects of the noncontrolling interest) of $121.0 million resulted in an effective tax rate of 37.0%. The decrease in the effective tax rate from 2011 to 2012 is primarily due to a release of valuation allowance of $7.7 million related to certain deferred tax assets of Cunningham, one of our consolidated VIEs, as the weight of all available evidence supports realization of the deferred tax assets. The valuation allowance release determination was based primarily on the sufficiency of forecasted taxable income necessary to utilize NOLs expiring in years 2022 to 2029. This VIE files separate income tax returns. Any resulting tax liabilities are nonrecourse to us and we are not entitled to any benefit resulting from the deferred tax assets of the VIE.

          As of December 31, 2012, we had a net deferred tax liability of $235.4 million (including $1.3 million classified as held for sale) as compared to a net deferred tax liability of $242.6 million as of December 31, 2011. The decrease primarily relates to an increase in deferred tax assets of Cunningham, one of our consolidated VIEs, primarily as a result of a release of valuation allowance.

          The 2011 income tax provision for our pre-tax income from continuing operations (including the effects of the noncontrolling interest) of $121.0 million resulted in an effective tax rate of 37.0%. The 2010 income tax provision for our pre-tax income from continuing operations (including the effects of the noncontrolling interest) of $117.0 million resulted in an effective tax rate of 34.4%. The increase in the effective tax rate from 2011 to 2010 was primarily due to a $2.3 million tax benefit recorded in 2010, predominantly resulting from a change in estimate related to an increased deduction for the recovery of historical losses attributable to a disposition that took place in 2009.

          As of December 31, 2012, we had $26.0 million of gross unrecognized tax benefits. Of this total, $15.0 million (net of federal effect on state tax issues) and $6.8 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively. As of December 31, 2011, we had $26.1 million of gross unrecognized tax benefits. Of this total, $15.1 million (net of federal effect on state tax issues) and $6.8 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively. We recognized $1.5 million and $1.3 million of income tax expense for interest related to uncertain tax positions for the years ended December 31, 2012 and 2011, respectively. See Note 9 in the Notes to our Consolidated Financial Statements in our Annual Report for further information.

Liquidity and capital resources

          As of December 31, 2012, we had $22.9 million in cash and cash equivalent balances and net negative working capital of approximately $3.2 million. Cash generated by our operations and borrowing capacity under the Amended and Restated Bank Credit Agreement are used as our primary source of liquidity. As of December 31, 2012, we had $49.5 million of borrowing capacity available and $48.0 million drawn on the revolving credit facility of the Bank Credit Agreement. We anticipate that existing cash and cash equivalents, cash flow from our operations and general uncommitted incremental term loan capacity of $500.0 million and borrowing capacity under the Revolver under our Amended and Restated Bank Credit Agreement will be sufficient to satisfy our debt service obligations, capital expenditure requirements and working capital needs for the next twelve months. For our long-term liquidity needs, in addition to the sources described above, we may rely upon the issuance of long-term debt, the issuance of equity or other instruments convertible into or exchangeable for equity, or the sale of non-core assets. However, there can be no assurance that additional financing or capital or buyers of our non-core assets will be available, or that the terms of any transactions will be acceptable or advantageous to us.

          We drew $180.0 million of the additional term loans to fund the acquisition of assets of Four Points, which closed in January 2012 and drew $350.0 million of the additional term loans to fund the acquisition of assets of Freedom, which closed in April 2012.

          On September 20, 2012, we entered into an amendment (the "Amendment") of our Bank Credit Agreement. Under the Amendment, we increased our incremental term loan capacity from $300.0 million to $500.0 million. Also under the Amendment, the level of permitted unsecured indebtedness increased from $450.0 million to $850.0 million, subject to certain limitations, and increased our ratio of our First Lien Indebtedness from 3.25 times EBITDA (as defined in the Bank Credit Agreement) to 3.75 times EBITDA through December 31, 2014 with a decrease to 3.50 times EBITDA through maturity of the agreement. Other amended terms provided us with increased television station acquisition capacity, more flexibility under the other restrictive covenants and prepayments of the existing term loans. There were no changes pertaining to interest rates or maturities of the outstanding debt or commitments under the Bank Credit Agreement.

          On October 12, 2012, we issued $500.0 million of 6.125% Notes due on October 1, 2022, pursuant to an indenture dated October 12, 2012. The 6.125% Notes were priced at 100% of their par value and will bear interest at a rate of 6.125% per annum payable semi-annually on April 1 and October 1, commencing on April 1, 2013. Prior to October 1, 2017, we may redeem the 6.125% Notes, in whole or in part, at any time or from time to time at a price equal to 100% of the principal amount of the 6.125% Notes plus accrued and unpaid interest, if any, to the redemption date, plus a "make-whole" premium as set forth in the indenture. Beginning on October 1, 2017, we may redeem some or all of the 6.125% Notes at any time or from time to time at a redemption price set forth in the indenture. In addition, on or prior to October 1, 2015, we may redeem up to 35% of the 6.125% Notes using proceeds of certain equity offerings. We used part of the proceeds of the offering of 6.125% Notes to finance the acquisitions in the fourth quarter, as described under the "Executive Overview," including the acquisition of certain television stations from Newport. We used the remaining proceeds of the offering of 6.125% Notes to partially fund the special dividend paid in December. On April 4, 2013, pursuant to a registration rights agreement, we filed a registration statement on Form S-4 to register an offer to exchange the 6.125% Notes for identical notes that are registered under the Securities Act, which became effective on April 16, 2013. We expect the exchange offer to commence in the second quarter of 2013.

          On April 2, 2013, we issued $600.0 million of 5.375% Notes due on April 1, 2021, pursuant to an indenture dated April 2, 2013. The 5.375% Notes were priced at 100% of their par value and will bear interest at a rate of 5.375% per annum payable semi-annually on April 1 and October 1, commencing on October 1, 2013. Prior to April 1, 2016, we may redeem the 5.375% Notes, in whole or in part, at any time or from time to time at a price equal to 100% of the principal amount of the 5.375% Notes plus accrued and unpaid interest, if any, to the redemption date, plus a "make-whole" premium as set forth in the indenture. Beginning on April 1, 2016, we may redeem some or all of the 5.375% Notes at any time or from time to time at the redemption prices set forth in the indenture. In addition, on or prior to April 1, 2016, we may redeem up to 35% of the 5.375% Notes using the proceeds of certain equity offerings. Upon the sale of certain of our assets or certain changes of control, the holders may require us to repurchase some or all of the 5.375% Notes. We used the net proceeds from the offering of the 5.375% Notes to pay down outstanding indebtedness under the Bank Credit Agreement. On April 4, 2013, pursuant to a registration rights agreement, we filed a registration statement on Form S-4 to register an offer to exchange the 5.375% Notes for identical notes that are registered under the Securities Act, which became effective on April 16, 2013. We expect the exchange offer to commence in the second quarter of 2013.

          On April 9, 2013, we entered into the Amended and Restated Bank Credit Agreement. Under the Amended and Restated Bank Credit Agreement, we refinanced the existing facility and replaced the existing term loans under the facility with a new $500.0 million term loan A facility, maturing in April of 2018 and priced at LIBOR plus 2.25%; and a $400.0 million term loan B facility, maturing in April of 2020 and priced at LIBOR plus 2.25% with a LIBOR floor of 0.75%. In addition, we replaced our existing revolving line of credit with a new $100.0 million Revolver maturing in April of 2018 and priced at LIBOR plus 2.25%. The additional term loans, along with cash on hand and/or a draw under the Revolver, are expected to be used to fund the acquisitions described above under "Summary — Recent developments — Pending acquisitions." Due to timing related to the closing and funding of the acquisitions, approximately $445.0 million of the new term loan A will be drawn on a delayed basis. We also amended certain other terms of the Bank Credit Agreement, including increased incremental loan capacity, increased television station acquisition capacity and increased flexibility under the restrictive covenants.

          The Amended and Restated Bank Credit Agreement continues to contain certain (i) restrictive covenants, including, but not limited to, restrictions on indebtedness, liens, payments, investments, mergers, consolidations, liquidations and dissolutions, acquisitions, sales and other dispositions of assets, loans and advances and affiliate transactions and (ii) financial maintenance covenants, including an interest coverage ratio, a first lien indebtedness ratio and a total indebtedness ratio. There were no changes to these ratios in the Amended and Restated Bank Credit Agreement. The Amended and Restated Bank Credit Agreement also continues to include affirmative covenants, representations and warranties and events of default, including certain cross-default and cross-acceleration provisions, customary for an agreement of its type.

          Assuming (i) that we had acquired the pending acquisitions described under "Summary — Recent developments — Pending acquisitions" in 2012 and (ii) certain related anticipated synergies and the accuracy of the financial information provided to us by entities whose acquisitions are pending, EBITDA for 2012 would have been approximately 2.5x higher than our EBITDA for 2010. For purposes of the foregoing sentence, EBITDA is calculated in accordance with our Amended and Restated Bank Credit Agreement.

Sources and uses of cash

          The following table sets forth our cash flows for the years ended December 31, 2012, 2011 and 2010 (in millions):

	Years ended December 31,
	2012	2011	2010
Net cash flows from operating activities	$237.5	$148.5	$155.0
Cash flows from (used in) investing activities:
Acquisition of property and equipment	$(44.0)	$(35.8)	$(11.7)
Acquisition of television stations	(1,135.3)	—	—
Decrease (increase) in restricted cash	58.5	(53.4)	59.6
Dividends and distributions from equity and cost method investees	9.6	3.8	0.9
Purchase of alarm monitoring contracts	(12.5)	(8.9)	(10.1)
Investments in equity and cost method investees	(24.1)	(11.6)	(7.2)
Other	(1.5)	(6.3)	0.4
Net cash flows (used in) from investing activities	$(1,149.3)	$(112.2)	$31.9
Cash flows from (used in) financing activities:
Proceeds from notes payable, commercial bank financing and capital leases	$1,247.2	$151.7	$283.9
Repayments of notes payable, commercial bank financing and capital leases	(179.3)	(150.4)	(427.4)
Payments for deferred financing costs	(18.7)	(5.5)	(7.0)
Dividends paid on Class A and Class B Common Stock	(123.9)	(38.4)	(34.2)
Other	(3.6)	(2.7)	(3.4)
Net cash flows from (used in) financing activities	$921.7	$(45.3)	$(188.1)

Operating activities

          Net cash flows from operating activities increased during the year ended December 31, 2012 compared to the same period in 2011. During 2012, we received more cash receipts from customers, net of cash payments to vendors, partially offset by higher interest and tax payments and the $25.0 million payments to FOX pursuant to the agreements entered into during the second quarter of 2012.

          Net cash flows from operating activities decreased during the year ended December 31, 2011 compared to the same period in 2010. During 2011, we received less cash receipts from customers, net of cash payments to vendors, in addition to other negative working capital changes, which was partially offset by lower interest and program payments. Additionally, we received net tax refunds in 2010 compared to net cash taxes paid in 2011.

          We expect both interest expense and program payments to increase in 2013 compared to 2012.

Investing activities

          Net cash flows used in investing activities increased during the year ended December 31, 2012 compared to the same period in 2011. This increase is due to $1,135.3 million in payments for acquisitions of television stations, additional investment in equity investees, higher capital expenditures and the purchases of alarm monitoring contracts. This increase was partially offset by the use of the restricted cash held in escrow for our acquisitions and distributions received upon sale of three of our equity method investments during 2012.

          With the exception of changes in restricted cash, net cash flows used in investing activities increased during the year ended December 31, 2011 compared to the same period in 2010. During 2011, we had higher capital expenditures primarily for news operations and upgrades to our master control systems in order to upgrade these operations to HD. Additionally, we made more investments in our other operating divisions. Restricted cash increased due to amounts required to be deposited in escrow accounts pursuant to the asset purchase agreements with Four Points and Freedom.

          In 2013, we anticipate incurring fewer capital expenditures than we incurred in 2012.

Financing activities

          Net cash flows from financing activities increased during the year ended December 31, 2012 compared to the same period in 2011. During 2012, we drew $530.0 million of incremental term loans to fund the asset acquisitions of both Four Points and Freedom, which closed in January 2012 and April 2012, respectively. We also issued $500.0 million of Senior Unsecured Notes and used a portion of the proceeds to fund the acquisitions in the fourth quarter. This was slightly offset by higher stock dividends paid in 2012 totaling $1.54 per share, which included the $1.00 per share special dividend paid in December, versus $0.48 per share in 2011, as well as, $13.2 million more in payments for deferred financing costs related to the incremental borrowings in 2012.

          Net cash flows used in financing activities decreased during the year ended December 31, 2011 compared to the same period in 2010. During 2011, we amended our Bank Credit Agreement resulting in a new term loan A of $115.0 million and reducing our term loan B by $45.0 million. Additionally, we completed the redemption of the remaining $70.0 million of the 6.0% Notes at 100% of the face value of such notes plus accrued and unpaid interest. The redemption of the 6.0% Notes was effected in accordance with the terms of the indenture governing the 6.0% Notes and was funded from the net proceeds of our new term loan A. During 2010, we purchased $117.7 million principal amount of our 3.0% Notes, 4.875% Notes and 6.0% Notes pursuant to a combination of tender offers, put rights and open market purchases. In addition, we fully extinguished the outstanding $224.7 million principal amount of 8.0% Notes.

          From time to time, we may repurchase additional outstanding debt and stock on the open market. We expect to fund any repurchases with cash generated from operating activities and in some cases, borrowings under our Revolver.

          During 2011, our Board of Directors declared quarterly dividends on common stock of $0.12 per share. Dividends of $0.12 per share were paid in March 2011, June 2011, September 2011 and December 2011, for total dividend payments of $0.48 per share for the year ended December 31, 2011. During 2012, our Board of Directors declared a quarterly dividend of $0.12 per share in the months of February and May, which were paid in March and June, and $0.15 per share in the months of August and November, which were paid in September and December. A special cash dividend of $1.00 per share was also declared in November 2012, which was paid in December, for total dividend payments of $1.54 per share for the year ended December 31, 2012. In February 2013, our Board of Directors declared a quarterly dividend of $0.15 per share, which was paid on March 15, 2013. Future dividends on our common shares, if any, will be at the discretion of our Board of Directors and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions and other factors that the Board of Directors may deem relevant. The Class A common stock and Class B common stock holders have the same rights related to dividends. Under our Amended and Restated Bank Credit Agreement, in certain circumstances we may make up to $100.0 million in unrestricted annual cash payments including but not limited to dividends, of which $50.0 million may carry over to the next year.

Contractual obligations

          We have various contractual obligations, which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts are not recognized as liabilities in our consolidated financial statements but are required to be disclosed.

For example, we are contractually committed to acquire future programming and make certain minimum lease payments for the use of property under operating lease agreements.

          The following table reflects a summary of our contractual cash obligations as of December 31, 2012 and the future periods in which such obligations are expected to be settled in cash (in millions):

	Total(a)	2013	2014-2015	2016-2017	2018 and thereafter(b)
Notes payable, capital leases and commercial bank financing(c), (d)	$2,954.5	$150.0	$305.0	$1,519.0	$980.5
Notes and capital leases payable to affiliates(c)	33.1	4.2	8.6	7.9	12.4
Operating leases	24.8	4.7	8.3	7.5	4.3
Employment contracts	20.2	11.5	8.2	0.5	—
Program content(e)	752.7	191.9	301.4	241.3	18.1
Programming services(f)	93.6	40.1	26.0	19.2	8.3
Maintenance and support	9.2	2.4	3.4	3.4	—
Other operating contracts	10.0	0.7	1.3	1.4	6.6
LMA and outsourcing agreements(g)	0.2	0.1	0.1	—	—
Investments and loan commitments(h)	8.9	8.9	—	—	—
Total contractual cash obligations	$3,907.2	$414.5	$662.3	$1,800.2	$1,030.2

(a)
Excluded from this table are $26.0 million of accrued unrecognized tax benefits. Due to inherent uncertainty, we cannot make reasonable estimates of the amount and period payments will be made.

(b)
Includes a one-year estimate of $8.3 million in payments related to contracts that automatically renew. We have not calculated potential payments for years after 2018.

(c)
Includes interest on fixed rate debt and capital leases. Estimated interest on our recourse variable rate debt has been excluded. Recourse variable rate debt represents $899.5 million of our $2.3 billion total face value of debt as of December 31, 2012.

(d)
During 2012, we drew $530.0 million of incremental term loans to fund the asset acquisitions of both the Four Points and Freedom stations. Additionally, we issued $500.0 million of 6.125% Senior Unsecured Notes to fund the asset acquisition of the Newport stations and other acquisitions. As of December 31, 2012, we drew $48.0 million on our revolver. Included in these amounts is debt borrowed by Deerfield which is guaranteed by Sinclair and totals $20.0 million as of December 31, 2012.

(e)
Our Program content includes contractual amounts owed through the expiration date of the underlying agreement for active and future program contracts, network programming and additional advertising inventory in various dayparts. Active program contracts are included in the balance sheet as an asset and liability while future program contracts are excluded until the cost is known, the program is available for its first showing or telecast and the licensee has accepted the program. Industry protocol typically enables us to make payments for program contracts on a three-month lag, which differs from the contractual timing within the table. Network programming agreements may include variable fee components such as subscriber levels, which in certain circumstances have been estimated and reflected in the table.

(f)
Includes obligations related to rating service fees, music license fees, market research, weather and news services.

(g)
Excluded from the table are estimated amounts due pursuant to LMAs and outsourcing agreements where we consolidate the counterparty. The fees that we are required to pay under these agreements total $5.8 million, $11.5 million, $3.5 million and $1.6 million for the periods 2013, 2014-2015, 2016-2017 and 2018 and thereafter, respectively. Certain station related operating expenses are paid by the licensee and reimbursed by us under the LMA agreements. Certain of these expenses that are in connection with contracts are included in table above.

(h)
Commitments to contribute capital or provide loans to Allegiance Capital, LP, Sterling Ventures Partners, LP and Patriot Capital II, LP.

Off balance sheet arrangements

          Off balance sheet arrangements as defined by the SEC means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the registrant is a party, under which the registrant has: obligations under certain guarantees or contracts; retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangements; obligations under certain derivative arrangements; and obligations arising out of a material variable interest in an unconsolidated entity. As of December 31, 2012, we do not have any material off balance sheet arrangements.

BUSINESS OF THE COMPANY

General

          We are the largest diversified television broadcasting company in the United States by number of primary television stations that we own or to which we provide certain programming, operating or sales services. As of April 19, 2013, we owned, provided programming and operating services pursuant to LMAs, or provided (or were provided) sales services pursuant to outsourcing agreements to 85 television stations in 45 markets. For purposes of this prospectus supplement, these 85 stations are referred to as "our" stations. As of April 19, 2013, our stations reach approximately 27% of U.S. television households, and we are affiliated with all major networks. On a pro forma basis assuming completion of the pending acquisitions described above under "Summary — Recent developments — Pending acquisitions," as of April 19, 2013, we owned or provided (or were provided) services to 134 primary television stations in 69 markets, reaching approximately 34% of (or 38.6 million) U.S. television households (or a U.S. television household reach of 19% as calculated under the rules of the FCC) and also owned four radio stations in one market. In addition, assuming the completion of the pending acquisitions, we believe that we will operate the largest FOX, ABC, CW and MyNetwork affiliate groups, and will be one of the largest CBS and NBC affiliated groups, in each case as measured by number of primary stations in the country. Our size and scale provide a balance and core strength that offers greater flexibility and business opportunities and helps to protect us from network ratings volatility. In addition to growing organically, we supplement our growth through accretive acquisitions.

          We broadcast free over-the-air programming to television viewing audiences in the communities we serve through our local television stations. The programming that we provide on our primary station channels consists of network provided programs, locally produced news, local sporting events, programming from program service arrangements, syndicated entertainment programs and other locally produced programs such as Ring of Honor wrestling, a franchise we acquired in 2011. As of April 19, 2013, we produce news for 35 stations in 24 markets, including three markets where we produce news pursuant to a local news sharing arrangement with a competitive station in that market. We have 14 stations which have local news sharing arrangements with a competitive station in that market that produces the news aired on our station. We provide live local sporting events on many of our stations by acquiring the local television broadcast rights for these events. Additionally, we purchase and barter for popular syndicated programming from third party television producers.

          Our primary source of revenue is the sale of commercial inventory on our television stations to our advertising customers. Our objective is to meet the needs of our advertising customers by delivering significant audiences in key demographics. Our strategy is to provide quality local news programming and popular network and syndicated programs to our viewing audience. We attract most of our national television advertisers through national marketing representation firms which have offices in New York City, Los Angeles, Chicago and Atlanta. Our local television advertisers are attracted through the use of a local sales force at each of our television stations, which is comprised of approximately 500 sales account executives and local sales managers company-wide.

          We also earn revenue from our retransmission consent agreements through payments from the MVPDs in our markets. The MVPDs are local cable companies, satellite television and local telecommunication video providers. The revenue primarily represents payments from the MVPDs for access to our broadcast signal and is typically based on the number of subscribers they have. We believe the higher viewership associated with broadcast channels as compared to cable networks will enable us to negotiate higher retransmission rates over time. Retransmission is a meaningful and growing source of revenue for us as we are able to leverage our size and network affiliation mix in our rate negotiations.

          Political advertising spending has been another growing source of revenue in even-numbered years due to the cyclicality of political advertising. In addition, every four years, political spending is typically elevated further due to the advertising preceding the presidential election. There has been a significant difference in our operating results when comparing even-numbered years' performance to the odd numbered years' performance due to political election cyclicality. We believe political advertising will continue to be a strong advertising category in our industry, especially with the formation of Super PACs.

          The media landscape is changing quickly with technological advances and greater venues to access content. It is imperative that we remain relevant, competitive and nimble, and offer products to viewers and advertisers that carry a value proposition. One such example is DI. While still very much in its initial stages, DI is a rapidly growing segment of broadcasters' revenue. It allows us to be interactive with our viewers, which is an important sales and marketing solution for advertisers, and to transport our content using a multi-screen approach. Our approach to DI is to deliver content through the web, mobile devices, text and social media networks for the purpose of building engagement and advocacy with our viewing audience and redefining our business as a two-way content delivery platform.

          In addition, we continue to believe that a viable mobile television service can develop because of the significant advantages that over the air, point to multipoint delivery has compared to the limitations and expenses the consumer is facing through the transitional cell phone delivery option. Television broadcasters have the potential capability of delivering significantly greater video and data at a fraction of the cost of the existing carrier network. We believe a change to the existing mobile broadcast standard to a standard that is comparable to that used in several other parts of the world is essential. We cannot predict at this time how or if any change to the current U.S. mobile standard will take place.

          Our broadcast group is currently a single reportable segment for accounting purposes and includes the following network affiliations as of April 19, 2013: FOX (24 stations); MyNetworkTV (19 stations; as of September 2009, MyNetworkTV is no longer a network affiliation; however, it is branded as such); The CW (15 stations); ABC (11 stations); CBS (11 stations); NBC (3 stations), Azteca (1 station) and one independent station. In addition, certain stations broadcast programming on second and third digital signals through network affiliation or program service arrangements with CBS (rebroadcasted content from other primary channels within the same market); The CW; MyNetworkTV; This TV; ME TV; Weather Radar; The Weather Authority Network; Live Well Network; Antenna TV; Bounce Network; The Country Network; and LATV, Azteca; Telemundo and Estrella TV, Spanish-language television networks.

          We are a Maryland corporation formed in 1986. Our principal offices are located at 10706 Beaver Dam Road, Hunt Valley, Maryland 21030. Our telephone number is (410) 568-1500 and our website address is www.sbgi.net. The information contained on, or accessible through, our website is not part of this prospectus supplement and shall not be deemed incorporated by reference.

          Our Class A Common Stock is listed on the NASDAQ Global Select Market under the symbol "SBGI."

Television broadcasting

Markets and stations

          As of April 19, 2013, we own and operate, provide programming services to, provide sales services to or have agreed to acquire the following television stations:

Market	Market Rank (a)	Stations	Channel	Status (b)	Network/ Program Service Arrangement (c)	Station Rank in Market (d)	Expiration Date of FCC License
Tampa/	14	WTTA	Primary	O&O	MNT	8 of 8	2/01/13(f)
St. Petersburg, FL
Minneapolis/	15	WUCW	Primary	O&O	CW	6 of 7	4/01/14
St. Paul, MN		WUCW	Second		The Country Network
St. Louis, MO	21	KDNL	Primary	O&O	ABC	4 of 7	2/01/14
		KDNL	Second		The Country Network

Market	Market Rank (a)	Stations	Channel	Status (b)	Network/ Program Service Arrangement (c)	Station Rank in Market (d)	Expiration Date of FCC License
Pittsburgh, PA	23	WPGH	Primary	O&O	FOX	4 of 7	8/01/15
		WPMY	Primary	O&O	MNT	6 of 7	8/01/15
		WPGH	Second		The Country Network
Raleigh/Durham, NC	24	WLFL	Primary	O&O	CW	5 of 8	12/01/04(e)
		WRDC	Primary	O&O	MNT	6 of 8	12/01/04(e)
		WLFL	Second		The Country Network
Baltimore, MD	27	WBFF	Primary	O&O	FOX	3 of 6	10/01/04(e)
		WNUV	Primary	LMA(g)	CW	5 of 6	10/01/12(f)
		WBFF	Second		This TV
		WBFF	Third		The Country Network
Nashville, TN	29	WZTV	Primary	O&O	FOX	4 of 7	8/01/13
		WUXP	Primary	O&O	MNT	5 of 7	8/01/13
		WNAB	Primary	OSA(h)	CW	6 of 7	8/01/13
		WNAB	Second		The Country Network
Columbus, OH	32	WTTE	Primary	LMA(g)	FOX	3 of 7	10/01/05(e)
		WSYX	Primary	O&O	ABC	4 of 7	10/01/13
		WWHO	Primary	OSA(k)	CW	5 of 7	10/01/13
		WSYX	Second		This TV and MNT
Salt Lake City/	33	KUTV	Primary	O&O	CBS	1 of 7	10/01/14
St. George, UT		KMYU	Primary	O&O	This TV and MNT	5 of 7	10/01/14
		KUTV	Second		This TV and MNT
		KMYU	Second		CBS(p)
Milwaukee, WI	34	WVTV	Primary	O&O	CW	6 of 9	12/01/13
		WCGV	Primary	O&O	MNT	7 of 9	12/01/05(e)
		WCGV	Second		The Country Network
Cincinnati, OH	35	WKRC	Primary	O&O	CBS	1 of 7	10/01/13
		WSTR	Primary	OSA(q)	MNT	5 of 7	10/01/13
		WKRC	Second		CW
San Antonio, TX	36	KABB	Primary	O&O	FOX	3 of 6	8/01/14
		WOAI	Primary	O&O	NBC	4 of 6	8/01/14
		KMYS	Primary	OSA(q)	CW	5 of 6	8/01/14
		KABB	Second		The Country Network
		WOAI	Second		Live Well Network
Asheville, NC/	37	WLOS	Primary	O&O	ABC	3 of 7	12/01/04(e)
Greenville/		WMYA	Primary	LMA(g)	MNT	5 of 7	12/01/04(e)
Spartanburg/		WLOS	Second		MNT
Anderson, SC		WMYA	Second		The Country Network
West Palm Beach/	38	WPEC	Primary	O&O	CBS	2 of 6	2/01/13(f)
Fort Pierce, FL		WTVX	Primary	O&O	CW	5 of 6	2/01/13(f)
		WTCN	Primary	O&O	MNT	6 of 6	2/01/13(f)
		WWHB	Primary	O&O	AZTECA(t)	not available	2/01/13(f)
		WPEC	Second		CBS(p)
		WPEC	Third		Weather Radar
		WTVX	Second		AZTECA(p)
		WTVX	Third		MNT(p)
		WTVX	Fourth		LATV
Grand Rapids/	39	WWMT	Primary	O&O	CBS	1 of 6	10/01/13
Kalamazoo, MI		WWMT	Second		CW

Market	Market Rank (a)	Stations	Channel	Status (b)	Network/ Program Service Arrangement (c)	Station Rank in Market (d)	Expiration Date of FCC License
Las Vegas, NV	40	KVMY	Primary	O&O	MNT	5 of 7	10/01/14
		KVCW	Primary	O&O	CW	6 of 7	10/01/14
		KVMY	Second		Estrella TV
		KVCW	Second		This TV
		KVCW	Third		The Country Network
Oklahoma City, OK	41	KOKH	Primary	O&O	FOX	4 of 7	6/01/14
		KOCB	Primary	O&O	CW	5 of 7	6/01/14
		KOKH	Second		The Country Network
Birmingham, AL	42	WTTO	Primary	O&O	CW	5 of 8	4/01/05(e)
		WABM	Primary	O&O	MNT	6 of 8	4/01/21
		WDBB	Primary	LMA(g)	CW	5 of 8(l)	4/01/13(f)
		WTTO	Second		The Country Network
		WDBB	Second		The Country Network
Harrisburg/	43	WHP	Primary	O&O	CBS	2 of 7	8/01/15
Lancaster/		WLYH	Primary	LMA(r)	CW	5 of 7	8/01/07(e)
Lebanon/York,		WHP	Second		MNT
Pennsylvania		WLYH	Second		Live Well Network
Norfolk, VA	44	WTVZ	Primary	O&O	MNT	6 of 7	10/01/12(f)
		WTVZ	Second		The Country Network
Austin, TX	45	KEYE	Primary	O&O	CBS	1 of 6	8/01/14
		KEYE	Second		Telemundo
Greensboro/	46	WXLV	Primary	O&O	ABC	4 of 7	12/01/04(e)
Winston-Salem/		WMYV	Primary	O&O	MNT	5 of 7	12/01/04(e)
High Point, NC		WXLV	Second		The Country Network
Buffalo, NY	52	WUTV	Primary	O&O	FOX	4 of 6	6/01/15
		WNYO	Primary	O&O	MNT	6 of 6	6/01/15
		WUTV	Second		The Country Network
Richmond, VA	57	WRLH	Primary	O&O	FOX	4 of 6	10/01/12(f)
		WRLH	Second		This TV and MNT
Albany, NY	58	WRGB	Primary	O&O	CBS	1 of 6	6/01/15
		WCWN	Primary	O&O	CW	5 of 6	6/01/15
		WRGB	Second		This TV
		WCWN	Second		CBS(p)
Mobile, AL/	60	WEAR	Primary	O&O	ABC	2 of 7	2/01/13(f)
Pensacola, FL		WPMI	Primary	OSA(q)	NBC	4 of 7	4/01/13
		WJTC	Primary	OSA(q)	IND	5 of 7	2/01/13(f)
		WFGX	Primary	O&O	This TV and MNT	7 of 7	2/01/13(f)
		WEAR	Second		The Country Network
		WPMI	Second		The Weather Authority Network
Dayton, Ohio	63	WKEF	Primary	O&O	ABC	3 of 5	10/01/13
		WRGT	Primary	LMA(g)	FOX	4 of 5	10/01/05(e)
		WRGT	Second		This TV and MNT
Lexington, KY	64	WDKY	Primary	O&O	FOX	3 of 8	8/01/13
Charleston/	65	WCHS	Primary	O&O	ABC	3 of 6	10/01/12(f)
Huntington, WV		WVAH	Primary	LMA(g)	FOX	4 of 6	10/01/04(e)
		WVAH	Second		The Country Network
Wichita/	66	KSAS(o)	Primary	O&O	FOX	4 of 6	6/01/14
Hutchinson Plus, KS		KMTV	Primary	LMA(r)	MNT	6 of 6	6/01/14
		KSAS(o)	Second		Antenna TV
		KMTV	Second		The Country Network

Market	Market Rank (a)	Stations	Channel	Status (b)	Network/ Program Service Arrangement (c)	Station Rank in Market (d)	Expiration Date of FCC License
Flint/Saginaw/	67	WSMH	Primary	O&O	FOX	3 of 7	10/01/13
Bay City, MI		WSMH	Second		The Country Network
Des Moines, IA	72	KDSM	Primary	O&O	FOX	4 of 6	2/01/14
		KDSM	Second		The Country Network
Rochester, NY	78	WHAM	Primary	OSA(s)	ABC	2 of 6	6/01/15
		WUHF	Primary	O&O(i)	FOX	4 of 6	6/01/15
		WHAM	Second		CW
Portland, ME	80	WGME	Primary	O&O	CBS	2 of 6	4/01/15
Cape Girardeau, MO/	81	KBSI	Primary	O&O	FOX	4 of 6	2/01/14
Paducah, KY		WDKA	Primary	LMA	MNT	5 of 6	8/01/13
		KBSI	Second		MNT
		WDKA	Second		The Country Network
Springfield/	83	WICS	Primary	O&O	ABC	2 of 6	12/01/05(e)
Champaign/		WICD	Primary	O&O	ABC	2 of 6(m)	12/01/13
Decatur, IL		WRSP	Primary	OSA	FOX	4 of 6	12/01/13
		WBUI	Primary	OSA	CW	6 of 6	12/01/13
		WCCU	Primary	OSA	FOX	4 of 6(m)	12/01/13
		WICS	Second		The Country Network
		WRSP	Second		ME TV
		WCCU	Second		ME TV
		WBUI	Second		This TV
Syracuse, NY	84	WSYT	Primary	O&O	FOX	4 of 6	6/01/15
		WNYS	Primary	LMA	MNT	5 of 6	6/01/15
		WSYT	Second		The Country Network
Madison, WI	85	WMSN	Primary	O&O	FOX	4 of 6	12/01/13
		WMSN	Second		The Country Network
Chattanooga, TN	87	WTVC	Primary	O&O	ABC	1 of 7	8/01/13
		WTVC	Second		This TV
Cedar Rapids, IA	90	KGAN	Primary	O&O	CBS	3 of 5	2/01/06(e)
		KFXA	Primary	OSA(j)	FOX	4 of 5	2/01/14
		KFXA	Second		The Country Network
Charleston, SC	98	WTAT	Primary	LMA(g)	FOX	4 of 6	12/01/04(e)
		WMMP	Primary	O&O	MNT	5 of 6	12/01/04(e)
		WMMP	Second		The Country Network
Tallahassee, FL	106	WTWC	Primary	O&O	NBC	3 of 6	2/01/13(f)
		WTWC	Second		The Country Network
Peoria/	116	WYZZ	Primary	O&O(i)	FOX	not available	12/01/13
Bloomington, IL		WYZZ	Second		The Country Network
Medford, OR	140	KTVL	Primary	O&O	CBS	2 of 6	2/01/15
		KTVL	Second		CW
Beaumont, TX	141	KFDM	Primary	O&O	CBS	1 of 6	8/01/14
		KBTV	Primary	OSA(q)	FOX	3 of 6	8/01/06(e)
		KFDM	Second		CW
		KBTV	Second		Bounce Network

(a)
Rankings are based on the relative size of a station's DMA among the 210 generally recognized DMAs in the United States as estimated by Nielsen as of September 2012.

(b)
"O&O" refers to stations that we own and operate. "LMA" refers to stations to which we provide programming services pursuant to a local marketing agreement. "OSA" refers to stations to which we provide or receive sales services pursuant to an outsourcing agreement.

(c)
When we negotiate the terms of our network affiliations or program service arrangements, we negotiate on behalf of all of our stations affiliated with that entity simultaneously. This results in substantially similar terms for our stations, including the expiration date of the network affiliations or program service arrangements. A summary of these expiration dates for our primary channels as of April 19, 2013 is as follows:

Network/ Program Service Arrangement	Expiration Date
FOX	Of the 24 agreements, 22 agreements expire on December 31, 2017 and two agreements expire on June 30, 2014
MNT	All 19 agreements expire in fall 2014
ABC	Of the 11 agreements, nine agreements expire on August 31, 2015, one agreement expires on December 31, 2015 and one agreement expires on December 31, 2017
CW	All 15 agreements expire on August 31, 2016
CBS
Of the 11 agreements, four agreements expire on January 31, 2016, two agreements expire on June 2, 2016, one agreement expires on December 31, 2016, two agreements expire on April 29, 2017, and two agreements expire on December 31, 2018
NBC	Of the three agreements, two agreements expire on January 1, 2016 and one agreement expires on January 1, 2017
Azteca	Agreement expired on February 8, 2013(t)
(d)
The first number represents the rank of each station in its market and is based upon the February 2013 Nielsen estimates of the percentage of persons tuned into each station in the market from 6:00 a.m. to 2:00 a.m., Monday through Sunday. The second number represents the estimated number of television stations designated by Nielsen as "local" to the DMA, excluding public television stations and stations that do not meet the minimum Nielsen reporting standards (weekly cumulative audience of at least 0.1%) for the Monday through Sunday 6:00 a.m. to 2:00 a.m. time period as of February 2013. This information is provided to us in a summary report by Franco Research Group.

(e)
We, or subsidiaries of Cunningham, timely filed applications for renewal of these licenses with the FCC. Unrelated third parties have filed petitions to deny or informal objections against such applications. We opposed the petitions to deny and the informal objections and those applications are pending. See Note 10 in the Notes to our Consolidated Financial Statements in our Annual Report for more information.

(f)
We have timely filed applications for renewal of these licenses with the FCC. We are currently waiting for approval.

(g)
The license assets for these stations are currently owned by a subsidiary of Cunningham.

(h)
We have entered into an outsourcing agreement with the unrelated third party owner of WNAB-TV to provide certain non-programming related sales, operational and administrative services to WNAB-TV. On July 21, 2005, we filed with the FCC an application to acquire the license television broadcast assets of WNAB-TV in Nashville, Tennessee. The Rainbow/PUSH Coalition ("Rainbow/PUSH") filed a petition to deny that application and also requested that the FCC initiate a hearing to investigate whether WNAB-TV was improperly operated with WZTV-TV and WUXP-TV, two of our stations also located in Nashville. The FCC is in the process of considering the transfer of the broadcast license and we believe the Rainbow/PUSH petition has no merit.

(i)
We have entered into outsourcing agreements with unrelated third parties, under which the unrelated third parties provide certain non-programming related sales, operational and managerial services to these stations. We continue to own all of the assets of these stations and to program and control each station's operations.

(j)
On February 1, 2008, we entered into an outsourcing agreement with the unrelated third party owner of KFXA-TV to provide certain non-programming related sales, operational and administrative services to KFXA-TV. During 2008, we entered into an agreement with an unrelated third party for the right to acquire the FCC license of KFXA-TV in Cedar Rapids, Iowa, pending FCC approval.

(k)
On February 16, 2012, we entered into an outsourcing agreement with the unrelated third party owner of WWHO-TV to provide certain non-programming related sales, operational and administrative services to WWHO-TV.

(l)
WDBB-TV simulcasts the programming broadcast on WTTO-TV pursuant to a programming services agreement. The station rank applies to the combined viewership of these stations. In the fourth quarter of 2010, the FCC approved Cunningham's acquisition of WDBB's license assets. In February 2011, Cunningham acquired the license assets and we will continue to operate WDBB pursuant to a LMA agreement.

(m)
WICD-TV, a satellite of WICS-TV under FCC rules, simulcasts all of the programming aired on WICS-TV except the news broadcasts. WICD-TV airs its own news broadcasts. The station rank applies to the combined viewership of these stations.

(n)
WCCU-TV, a satellite of WRSP-TV under FCC rules, simulcasts all of the programming aired on WRSP-TV. The station rank applies to the combined viewership of these stations

(o)
KAAS-TV, KOCW-TV, KSAS-LD-TV and KAAS-LD-TV are satellites of KSAS-TV under FCC rules. These stations simulcast all of the programming aired on KSAS-TV's primary and secondary channels.

(p)
These stations rebroadcast program content from one of the primary stations listed within the same market.

(q)
On December 1, 2012, Deerfield purchased from us the license assets of KMYS-TV and WSTR-TV, which we previously owned. Also, on December 1, 2012, Deerfield purchased the license assets of WPMI-TV and WJTC-TV from Newport and KBTV-TV from Nexstar Broadcasting, Inc. ("Nexstar"). Concurrently, we entered into an outsourcing agreement with Deerfield to provide certain non-programming related sales, operational and administrative services to these stations.

(r)
In December 2012, we acquired Newport's rights under the local marketing agreements with WLYH-TV and KMTW-TV, as well as options to acquire the license assets of these stations.

(s)
On December 1, 2012, we purchased the non-license assets of WHAM-TV from Newport. We entered into an outsourcing agreement with Newport, on December 1, 2012, to provide certain non-programming related sales, operational and administrative services to WHAM-TV, which was terminated upon Deerfield acquiring the license assets on February 1, 2013. On February 1, 2013 we entered into an outsourcing agreement with Deerfield to provide certain non-programming related sales and operational and administrative services to this station.

(t)
The station is continuing to operate under the existing affiliation agreement with Azteca on a temporary basis while we negotiate a new affiliation agreement.

Operating strategy

          Our operating strategy includes the following elements:

          Programming to Attract Viewership.    We seek to target our programming offerings to attract viewership, to meet the needs of the communities in which we serve and to meet the needs of our advertising customers. In pursuit of this strategy, we seek to obtain, at attractive prices, popular syndicated programming that is complementary to each station's network programming. We also seek to broadcast live local and national sporting events that would appeal to a large segment of the local community. Moreover, we produce news at 40 stations in 23 markets, including two stations which have a local news sharing agreement with a competitive station in that market. We have 11 stations which have local news sharing arrangements with a competitive station in their respective markets, which produces the news aired on our stations.

          Television advertising prices are primarily based on ratings information measured and distributed by Nielsen. In 2010, the Media Rating Council, an independent organization that monitors rating services, revoked Nielsen's accreditation in the 154 markets in which Nielson measures ratings exclusively by its diary methodology. As of April 19, 2013, approximately 22 of our 45 markets are diary only markets. For certain markets, including some of our diary-only markets, we entered into a contract with Rentrak Corporation, an alternative rating service provider, that uses set-top box television measurements to provide us additional measurement information to the ratings services Nielsen provides.

          Attract and retain high quality management.    We believe that much of our success is due to our ability to attract and retain highly skilled and motivated managers at both the corporate and local station levels. We provide a combination of base salary, long-term incentive compensation including equity awards and, where appropriate, cash bonus pay designed to be competitive with comparable employers in the television broadcast industry. A significant portion of the compensation available to certain members of our senior management and our sales force is based on their achievement of certain performance goals.

          Developing local franchises.    We believe the greatest opportunity for a sustainable and growing customer base lies within our local communities. Therefore, we have focused on developing a strong local sales force at each of our television stations, which is comprised of approximately 507 sales account executives and local sales managers company-wide. Excluding political advertising revenue, 70.0% of our net time sales were local for the year ended December 31, 2012, compared to 71.1% in 2011. Excluding political advertising revenues, local revenues have increased 21.6% during 2012 versus 2011. Market share survey results reflect that our stations' share of the local television advertising market, held stable at approximately 19.0% in 2012 and 2011. Our goal is to grow our local revenues by increasing our market share and by developing new business opportunities.

          Local news.    We believe that the production and broadcasting of local news is an important link to the community and an aid to a station's efforts to expand its viewership. In addition, local news programming can provide access to advertising sources targeted specifically to local news viewers. We assess the anticipated benefits and costs of producing local news prior to the introduction of local news at our stations because a significant investment in capital equipment is required and substantial operating expenses are incurred in introducing, developing and producing local news programming. We also continuously review the performance of our existing news operations to make sure they are economically viable. We have upgraded the majority of our markets to provide high-definition ("HD") news programming. We expect to roll out HD news programming to our remaining news producing markets in the next couple of years.

          Our local news initiatives are an important part of our strategy that has resulted in our entering into 17 local news sharing arrangements with other television broadcasters. We are the provider of news services in three instances while in 14 of our news share arrangements, we are the recipient of services. We believe news sharing arrangements generally provide both higher viewer ratings and revenues for the station receiving the news and generate a profit for the news share provider. Generally, both parties and the local community are beneficiaries of these arrangements.

          Developing new business.    We are always striving to develop new business models to complement or enhance our existing television broadcast business. We have developed new ways to bundle online, mobile text messaging and social media advertising with our traditional commercial broadcasting model. We plan to continue to expand our efforts in this area. In addition, we are making progress on standardizing and implementing a viable business platform for mobile DTV. See " — Mobile digital broadcast television ("mobile DTV")" below. We continue to explore new opportunities and plan to implement new initiatives in 2013.

          Retransmission consent agreements.    We have retransmission consent agreements with MVPDs, such as cable, satellite and telecommunications operators in our markets. MVPDs compensate us for the right to retransmit our broadcast signals. Our successful negotiations with MVPDs have created agreements that now produce meaningful sustainable revenue streams.

          Ownership duopolies and utilization of local marketing agreements.    We have sought to increase our revenues and improve our margins through the ownership of two stations in a single market, called a duopoly, and by providing programming services pursuant to a LMA to a second station in DMAs where we already own one station. Duopolies and LMAs allow us to realize significant economies of scale in marketing, programming, overhead and capital expenditures. We also believe these arrangements enable us to air popular programming and contribute to the diversity of programming within each DMA. Although under the FCC ownership rules released in June 2003 (the "2003 Rules"), we would be allowed to continue to program most of the stations with which we have a LMA, in the absence of a waiver, the 2003 Rules would require us to terminate or modify three of our LMAs. Although there can be no assurances, we have studied the application of the 2003 Rules to our markets and believe we qualify for waivers for such stations. Under the ownership rules established in 2008, we may be required to terminate or modify three more of our LMAs that we executed after November 5, 1996. We also may be required to terminate or modify three other LMAs that we executed prior to November 5, 1996, if the FCC subsequently initiates a case-by-case review of those LMAs and determines not to extend the grandfathering period. For additional information, refer to "Risk Factors — The FCC's multiple ownership rules limit our ability to operate multiple television stations in some markets and may result in a reduction in our revenue or prevent us from reducing costs. Changes in these rules may threaten our existing strategic approach to certain television markets."

          Use of outsourcing agreements/JSAs.    In addition to our LMAs, we operate under nine (and may seek opportunities for additional) outsourcing agreements in which our stations provide or are provided various non-programming related services such as sales, operational and managerial services to or by other stations within the same markets. Pursuant to these agreements, seven of our stations currently provide services to one or more stations in each's respective market and another party provides services to two of our stations. We believe the outsourcing structure allows stations to achieve operational efficiencies and economies of scale, which should improve broadcast cash flow and competitive positions and better serve the viewers in the community. While television JSAs are not currently "attributable," as that term is defined by the FCC, on August 2, 2004, the FCC released a notice of proposed rulemaking seeking comments on its tentative conclusion that television JSAs should be attributable. The FCC is also considering the attribution of JSAs as part of its 2010 Quadrennial Regulatory Review of its broadcast ownership rules, released on December 22, 2011. Both of these proceedings remain pending and we cannot predict the outcome, nor can we predict how many changes, together with possible changes to ownership rules, would apply to our existing outsourcing agreements. See "Local Marketing Agreements under Federal Regulation of Television Broadcasting" in our Annual Report.

          Multi-channel digital broadcasting.    FCC rules allow broadcasters to transmit additional digital channels within the spectrum allocated to each FCC license holder. This provides viewers with additional programming alternatives at no additional cost to them. We are airing second and third digital channels comprised of: CBS (rebroadcasted content from other primary channels within the same market); The CW; MyNetworkTV; This TV, independent programming; ME TV; Weather Radar; The Weather Authority Network; Live Well Network, Antenna TV; Bounce Network; the Country Network; and Estrella TV, LATV, Azteca and Telemundo, Spanish-language television networks. In addition, as noted below, we believe mobile DTV will serve as an additional use of our digital spectrum. We may consider other alternative programming formats that we could air using our multi-channel digital spectrum space with the goal towards achieving higher profits and community service.

          Mobile digital broadcast television ("mobile DTV").    We are a founding member of the OMVC and Mobile 500 ("M500"). The OMVC, which is now part of the National Association of Broadcasters ("NAB"), was an alliance of U.S. commercial and public broadcasters formed to accelerate the development and rollout of mobile DTV products and services. The OMVC was committed to maximizing and developing the full potential of the digital television spectrum. We believe mobile DTV will quickly provide for a viable use of our local stations' programming. The OMVC, working within the Advanced Television Systems Committee, has developed a mobile broadcasting standard that allows digital television to be broadcast to numerous mobile devices including smart phones, laptop and tablet devices, video screens in vehicles, portable video players and other mobile and portable devices. In order to receive mobile DTV signals, these devices require a mobile DTV receiver. We believe that the technical ability to receive our television broadcast content on mobile devices will be attractive to individuals. We have installed and are running mobile DTV services at WSYX-TV and WTTE-TV both in Columbus, Ohio, and Cunningham has been approved to test advanced services (including mobile broadcasting and 4K-Ultra High Definition TV) on WNUV-TV in Baltimore. With respect to WNUV-TV, the FCC granted the station authority to operate an experimental facility in order to evaluate the performance of the Second Generation Digital Video Broadcasting — Terrestrial (DVB-T2) throughout the WNUV-TV service area. We will gauge our plans on the successes of these first markets, and deploy within remaining markets accordingly.

          Control of operating and programming costs.    By employing a disciplined approach to managing programming acquisition and other costs, we have been able to achieve operating margins that we believe are very competitive within the television broadcast industry. We believe our national reach of approximately 27% of the country provides us with a strong position to negotiate with programming providers and, as a result, the opportunity to purchase high quality programming at more favorable prices. Moreover, we emphasize control of each of our station's programming and operating costs through program-specific profit analysis, detailed budgeting, regionalization of staff and detailed long-term planning models.

          Popular sporting events.    At some of our stations, we have been able to acquire local television broadcast rights for certain sporting events, including NBA basketball, MLB baseball, NFL football, NHL hockey, ACC basketball and both Big Ten and SEC football and basketball and certain high school sports. We seek to expand our sports broadcasting in DMAs as profitable opportunities arise such as our purchase of the Ring of Honor professional wrestling franchise in May 2011. Our CW and MyNetworkTV stations generally face fewer preemption restrictions on broadcasting live local sporting events compared with our FOX, ABC, CBS and NBC stations, which are required to broadcast a greater number of hours of programming supplied by the networks. In addition, our stations that are affiliated with FOX, ABC, CBS and NBC have network arrangements to broadcast certain NBA basketball games, MLB baseball games, NFL football games, NHL hockey games, NASCAR races and PGA golf events, as well as other popular sporting events.

          Strategic realignment of station portfolio.    We continue to examine our television station group portfolio in light of the 2003 Rules. For a summary of these rules, refer to "Ownership Matters" under "Item 1 — Business," in our Annual Report. Our objective has been to build our local franchises in the markets we deem strategic. We routinely review and conduct investigations of potential television station acquisitions, dispositions and station swaps. At any given time, we may be in discussions with one or more television station owners.

          Non-broadcast investments.    We have sought ways to diversify our business and return additional value to our stockholders through investments in non-broadcast based businesses and real estate. We carry investments in various companies from different industries including sign design and fabrication and security alarm monitoring and bulk acquisition. In addition, we invest in various real estate ventures including developmental land, operating commercial real estate properties and apartments. We also invest in private equity and structured debt/mezzanine financing investment funds. Currently, operating results from our investments represent a small portion of our overall operating results. Our ability to make additional investments is limited by the restrictions of our Amended and Restated Bank Credit Agreement. Activity related to our investments is included in our other operating divisions segment.

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

          Set forth below is certain information relating to our named directors and nominees, executive officers and certain key employees as of April 19, 2013.

Name	Age	Title
Directors
David D. Smith	62	President, Chief Executive Officer, Chairman of the Board and Director
Frederick G. Smith	63	Vice President and Director
J. Duncan Smith	59	Vice President, Secretary and Director
Robert E. Smith	49	Director
Daniel C. Keith	58	Director
Martin R. Leader	72	Director
Lawrence E. McCanna	69	Director
Basil A. Thomas	97	Director
Executive Officers
David B. Amy	60	Executive Vice President / Chief Financial Officer
Steven M. Marks	56	Vice President / Chief Operating Officer of STG
Steven J. Pruett	58	Chief Operating Officer of Chesapeake Television, Inc.
Barry M. Faber	51	Executive Vice President / General Counsel
Lucy A. Rutishauser	48	Vice President / Corporate Finance / Treasurer
David R. Bochenek	50	Vice President / Chief Accounting Officer
Key Employees
Mark Aitken	57	Vice President / Advanced Technology
M. William Butler	60	Vice President / Programming and Promotion
W. Gary Dorsch	61	President of Keyser Capital, LLC
William J. Fanshawe	54	Group Manager
Alan B. Frank	62	Group Manager
Jonathan P. Lawhead	57	Group Manager
I. Scott Livingston	48	Vice President / News
Robert Malandra	50	Vice President / Finance Television
Daniel P. Mellon	54	Group Manager
Paul Nesterovsky	40	Vice President / Tax
Delbert R. Parks, III	60	Vice President / Engineering and Operations
David F. Schwartz	59	Vice President / Sales
John Seabers	60	Group Manager
Gregg L. Siegel	52	Vice President / National Sales
Donald H. Thompson	46	Vice President / Human Resources
Thomas I. Waters, III	44	Vice President / Purchasing
Robert D. Weisbord	50	Vice President / New Media

          Members of the Board of Directors are elected for one-year terms and serve until their successors are duly elected and qualified. Executive officers are appointed by the Board of Directors annually to serve for one-year terms and serve until their successors are duly appointed and qualified.

          Messrs. David, Duncan and Robert Smith and Dr. Frederick Smith are brothers and have entered into a stockholders' agreement pursuant to which they have agreed to vote for each other as candidates for election to the Board of Directors until June 13, 2015.

Profiles

          David D. Smith has served as President and Chief Executive Officer since 1988 and as Chairman of the Board of Sinclair since September 1990. Mr. Smith founded Comark Communications, Inc., a company engaged in the manufacture of high power transmitters for UHF television stations, and was an officer and director of Comark until 1986. He also was a principal in other television stations prior to serving as a General Manager of WPMY (formerly WCWB-TV) from 1984 until 1986. In 1986, Mr. Smith was instrumental in the formation of Sinclair. Mr. Smith serves as a member of the Board of Directors of Sinclair Ventures, Inc., Atlantic Automotive Corporation, The Triscari Group, Inc., The Sinclair Relief Fund, The American Flag Foundation, Inc., Bay Television Inc., Cunningham Communications Inc., Gerstell Development, LP, and Keyser Investment Group, Inc. and is a member of the Board of Managers of Alarm Funding Associates, LLC.

          Frederick G. Smith has served as Vice President of Sinclair since 1990 and Director since 1986. Prior to joining Sinclair in 1990, Dr. Smith was an oral and maxillofacial surgeon engaged in private practice and was employed by Frederick G. Smith, M.S., D.D.S., P.A., a professional corporation of which Dr. Smith was the sole officer, director and stockholder. Dr. Smith serves as a member of the Board of Directors or Trustees of Sinclair Ventures, Inc., the Freven Foundation, Gerstell Academy, University of Maryland at Baltimore Foundation, St. Joseph's Hospital, The Sinclair Relief Fund, Bay Television Inc., Cunningham Communications Inc., Gerstell Development, LP, Keyser Investment Group, Inc. and Beaver Dam, LLC.

          J. Duncan Smith has served as Vice President, Secretary and as a Director of Sinclair since 1986. Prior to that, he built and operated the following television stations: WPMY (formerly WCWB-TV) in Pittsburgh, Pennsylvania; WTTE-TV in Columbus, Ohio; WIIB-TV in Bloomington, Indiana and WTTA-TV in Tampa / St. Petersburg, Florida. In addition, Mr. Smith worked for Comark Communications, Inc., a company engaged in the manufacture of high power transmitters for UHF television stations. Mr. Smith serves as a member of the Board of Directors of Sinclair Ventures, Inc., The High Rock Foundation, Bay Television Inc., Cunningham Communications Inc., Gerstell Development, LP, Keyser Investment Group, Inc., Beaver Dam, LLC, The Sinclair Relief Fund and The Boys' Latin School of Maryland.

          Robert E. Smith has served as a Director since 1986. He served as Vice President and Treasurer of Sinclair from 1988 to June 1998, at which time he resigned from his position as Vice President and Treasurer. In March 1997, Mr. Smith started RSMK LLC, a commercial real estate investment company which he currently manages. Prior to 1986, he assisted in the construction of several television stations including WTTE-TV in Columbus, Ohio and also worked for Comark Communications, Inc., a company engaged in the manufacture of high power transmitters for UHF television stations. Mr. Smith serves as a member of the Board of Directors of Sinclair Ventures, Inc., Nextgen Foundation Charitable Trust, Gerstell Academy, Bay Television, Inc., Keyser Investment Group, Inc., Cunningham Communications, Inc., Gerstell Development LP, and Beaver Dam LLC.

          Daniel C. Keith has served as a Director since May 2001. Mr. Keith is the President and Founder of the Cavanaugh Group, Inc., a Baltimore-based investment advisory firm founded in October 1995. Prior to establishing the Cavanaugh Group, Inc., Mr. Keith was Vice President, Senior Portfolio Manager, and Director of the Investment Management division of a local financial services company since 1985. During this time, he served as Chairman of the Investment Advisory Committee and was a member of the Board of Directors. Mr. Keith has been advising clients since 1979. He serves as a member of the Boards of Trustees of The High Rock Foundation.

          Martin R. Leader has served as a Director since May 2002. Mr. Leader is a retired partner of the law firm Shaw Pittman (now known as Pillsbury Winthrop Shaw Pittman LLP) in Washington, D.C. where he specialized in communications law matters. Prior to his service at Shaw Pittman, Mr. Leader was a senior partner with the law firm of Fisher Wayland Cooper Leader & Zaragoza in Washington, D.C.

from 1973 to 1999. Mr. Leader was a member of the Board of Directors of Atlantic Automotive Corporation until February 2006. Mr. Leader has served on the staff of the Office of Opinions and Review of the Federal Communications Commission. He is a member of the District of Columbia Bar. Mr. Leader graduated from Tufts University and Vanderbilt University Law School.

          Lawrence E. McCanna has served as a Director since July 1995. Mr. McCanna was a shareholder of the accounting firm of Gross, Mendelsohn & Associates, P.A. from 1972 and served as its managing director through June 30, 2009. On July 1, 2009, Mr. McCanna retired from full-time employment with the firm, liquidating his entire interest in Gross, Mendelson & Associates on that date. Mr. McCanna provides substantial value to the Board of Directors through his extensive accounting, finance and management experience. He is an audit committee financial expert as defined by the SEC. Mr. McCanna has served on various committees of the Maryland Association of Certified Public Accountants and was Chairman of the Management of the Accounting Practice Committee. He is also a former member of the Management of an Accounting Practice Committee of the American Institute of Certified Public Accountants. Mr. McCanna serves as a member of the Board of Directors of Mount St. Joseph High School and serves on that organization's audit committee and finance committee. He is also a former member of the Board of Directors of Maryland Special Olympics.

          Basil A. Thomas has served as a Director since November 1993. From 1961 to 1968, Mr. Thomas served as an Associate Judge on the Municipal Court of Baltimore City, and from 1968 to 1983 he served as an Associate Judge of the Supreme Bench of Baltimore City. He retired from the bench in 1982 and served as counsel to the law firm Thomas & Libowitz until December 31, 2007. Mr. Thomas is a member of the American Bar Association and the Maryland State Bar Association. Mr. Thomas attended the College of William & Mary and received his L.L.B. from the University of Baltimore. Mr. Thomas is the father of Steven A. Thomas, a senior attorney and founder of Thomas & Libowitz, counsel to Sinclair.

          David B. Amy has served as Executive Vice President / Chief Financial Officer (CFO) of Sinclair since March 2001. Prior to that, he served as Executive Vice President from September 1999 to March 2001 and as Vice President and CFO from September 1998 to September 1999. Prior to that, he served as CFO from 1994 to September 1998. In addition, he serves as Secretary of STG. Mr. Amy has over 28 years of broadcast experience, having joined Sinclair as a Business Manager for WPMY (formerly WCWB-TV) in Pittsburgh, Pennsylvania. Mr. Amy received his MBA degree from the University of Pittsburgh in 1981. Mr. Amy serves as a member of the Board of Directors of KDSM, LLC, and The Maryland Science Center. He is also a member of the Board of Managers of Triangle Sign & Service, LLC and Chairman of the Board of Managers of Alarm Funding Associates, LLC. He served as a member of the Board of Directors of Acrodyne Communications, Inc., and G1440 Holdings, Inc. until 2009; Visionair, Inc. until 2008 and Jadoo Power Systems, Inc. until 2007. Mr. Amy also served as the Audit Committee Chairman of Acrodyne Communications, Inc. until 2009.

          Steven M. Marks has served as Vice President / Chief Operating Officer since May 2007. Prior to that, he served as Chief Operating Officer / Television Group from February 2003 to May 2007. Mr. Marks is responsible for the television station group operations. Prior to that, he served as Vice President / Regional Director from March 2002 to February 2003. As a Vice President / Regional Director, Mr. Marks was responsible for the Baltimore, Columbus, Pittsburgh, Flint, Tallahassee, Charleston, West Virginia, Portland, Springfield, Minneapolis, Tampa, Syracuse, Norfolk, Richmond, Buffalo and Rochester markets. Prior to his appointment as Vice President / Regional Director, Mr. Marks served as Regional Director since October 1994. Mr. Marks served as General Manager for Sinclair's flagship station, WBFF-TV in Baltimore, Maryland from July 1991 until October 1994. From 1986 until joining WBFF-TV in 1991, Mr. Marks served as General Sales Manager at WTTE-TV in Columbus, Ohio. Prior to that time, he was National Sales Manager for WFLX-TV in West Palm Beach, Florida.

          Steven J. Pruett joined Sinclair as Chief Operating Officer of Chesapeake TV in April 2013. Mr. Pruett has over 30 years of experience in the broadcast industry with an extensive background in television station finance and management. For the past 10 years, he has been with Communications

Corporation of America, first as Chief Financial Officer, then becoming its President in 2006 and President and Chief Executive Officer, as well as a member of the Board, in 2007. Mr. Pruett served as special strategic advisor to DirecTV and Thomson Consumer Electronics from 1998 to 2002. From 1995 to 1999, he was a Managing Director at Communications Equity Associates. During his career, he has helped found several broadcast groups as an initial investor, financier, managing partner or board member including Spanish Radio Group Excel Communications, ACME Television, USBG, and UPI Media, where he served as President. Mr. Pruett attended Southern Illinois University at Edwardsville where he majored in Radio and Television. He later earned a Masters in Management from the JL Kellogg Graduate School of Business at Northwestern University. Since 2008, Mr. Pruett has been a key member of the Fox Affiliate Board of Governors where he served as Treasurer until 2011 when he was elected Chairman, a position he currently holds.

          Barry M. Faber has served as Executive Vice President / General Counsel since May 2008, as Vice President / General Counsel from August 1999 to May 2008 and prior to that as Associate General Counsel from 1996 to 1999. Prior to that time, he was associated with the law firm of Fried, Frank, Harris, Shriver, & Jacobson in Washington, D.C. Barry M. Faber is a graduate of the University of Virginia and the University of Virginia School of Law. Mr. Faber is also a member of the Board of Directors of The Sinclair Relief Fund.

          Lucy A. Rutishauser has served as Vice President / Corporate Finance / Treasurer since November 2002. From March 2001 until November 2002, she served as Treasurer and, from 1998 until March 2001, she served as Assistant Treasurer. From 1996 to 1997, Ms. Rutishauser was the Assistant Treasurer for Treasure Chest Advertising Company. From 1992 to 1996, Ms. Rutishauser served as Assistant Treasurer and Director of Treasury for Integrated Health Services, Inc. From 1988 to 1992, Ms. Rutishauser held various treasury positions with Laura Ashley, Inc. and the Black and Decker Corporation. Ms. Rutishauser graduated magna cum laude from Towson University with a Bachelor of Science degree in Economics and Finance and received her M.B.A., with honors from the University of Baltimore. Ms. Rutishauser is a member of the National Institute of Investor Relations and the Association of Finance Professionals.

          David R. Bochenek has served as Vice President / Chief Accounting Officer since May 2005. Prior to that, he served as Chief Accounting Officer from November 2002 to April 2005. Mr. Bochenek joined Sinclair in March 2000 as the Corporate Controller. Prior to joining Sinclair, Mr. Bochenek was Vice President, Corporate Controller for Prime Retail, Inc. from 1993 until 2000. From 1990 to 1993, Mr. Bochenek served as Assistant Vice President for MNC Financial, Inc. and prior to that held various positions in the audit department of Ernst & Young, LLP. Mr. Bochenek received his Bachelor of Business Administration in Accounting and Master of Science in Finance from Loyola University, Maryland.

          Mark Aitken has served as Vice President / Advanced Technology since July 2011 and prior to that, he served as Director of Advanced Technology. Mr. Aitken is Chairman of the ATSC (Advanced Television Systems Committee) TSG/S4 (Mobile DTV standardization activity) and has been involved in the broadcast industry's migration to advanced services since 1987 with his participation in the FCC's Advisory Committee on Advanced Television Services. He also serves on the Executive Committee of the Mobile 500 Alliance, an industry organization focused on developing the Mobile DTV "ecosystem." Mr. Aitken is also a member of the NAB TV Technology Committee, which is focused on the broader technical issues of our industry. Prior to joining Sinclair, Mr. Aitken held various positions with the Comark Communications, Inc. division of Thomson Broadcast formerly known as Thomcast, including Manager of the Systems Engineering, Radio Frequency ("RF") Engineering and Sales Engineering groups, as well as Director of Marketing and Sales Support which included DTV Strategic Planning responsibilities. Mr. Aitken is currently a member of the Association of Federal Communications Consulting Engineers, the Institute of Electrical & Electronic Engineers and the Society of Motion Picture &

Television Engineers. He is the author of many papers dealing with innovative RF product developments, advanced digital television systems design and related implementation strategies. He holds patents for various RF devices and was a recipient of the "Broadcasting and Cable" Technology Leadership Award in 2008.

          M. William Butler has served as Vice President / Programming and Promotion since July 1999 and from 1997 until 1999, as Vice President / Group Program Director, of STG. From 1995 to 1997, Mr. Butler served as Director of Programming at KCAL-TV in Los Angeles, California. From 1991 to 1995, he was Director of Marketing and Programming at WTXF-TV in Philadelphia, Pennsylvania and prior to that he was the Program Director at WLVI in Boston, Massachusetts. Mr. Butler attended the Graduate Business School of the University of Cincinnati from 1975 to 1976.

          W. Gary Dorsch has served as President of Keyser Capital, LLC since October 2007. Keyser Capital is the private equity and real estate investment company established by us in January 2007. Mr. Dorsch is also a partner in Patriot Partners II, LLC, a debenture Small Business Investment Company ("SBIC"), which is the general partner of Patriot Capital II Limited Partnership. In 1999, Mr. Dorsch founded and currently co-manages Allegiance Capital, L.P.. Allegiance was a licensed SBIC. Prior to Allegiance, he spent 24 years with Bank of America and its predecessor banks in Maryland. Mr. Dorsch serves as a member of the Board of Directors of The College Savings Plans of Maryland and is Chairman of its audit and finance committee. He is Chairman of the Board of Managers of Triangle Sign and Service, LLC and serves on the Board of Managers of Alarm Funding Associates, LLC. Mr. Dorsch received his Bachelor of Science degree from Towson University and received his MBA from Loyola University, Maryland.

          William J. Fanshawe has served as Group Manager since September 2004. From 1999 to present, he is the General Manager for our flagship station WBFF-TV with oversight of WNUV-TV, which both are in Baltimore, Maryland. Mr. Fanshawe served as General Sales Manager of WNUV-TV from 1995 to 1999. Prior to joining Sinclair, Mr. Fanshawe held various positions in sales including National Sales Manager of WBBM-CBS. Mr. Fanshawe holds a M.B.A. from Fairleigh Dickinson University in New Jersey and a Bachelor of Science degree in Business Administration from Fredonia State College in New York.

          Alan B. Frank has served as Group Manager since January 2005. From 2002 to 2005, he served as General Manager for our Pittsburgh stations and Station Manager from 2001 to 2002. From 2000 to 2001, he was Director of Sales and Director of National Sales in 2000 when he returned to Sinclair. From 1998 to 2000, Mr. Frank worked as General Manager at stations in Boston and Washington for Paxson Communications. Prior to that and from 1994, Mr. Frank was a Regional Manager for Sinclair and served as the General Manager of our Pittsburgh stations from 1991 to 1994. Mr. Frank holds a Bachelor of Arts degree in English from Fairleigh Dickinson University.

          Jonathan P. Lawhead has served as a Group Manager since January 25, 2012. He serves as General Manager of WKRC-TV, WSTR-TV and EKRC in Cincinnati, Ohio and also overseas WKEF-TV and WRGT-TV in Dayton, Ohio. Prior to that, he served as General Manager for WSTR-TV in Cincinnati, Ohio since 2004 and prior to that he was General Manager of WTVH in Syracuse, New York from 2002 to 2004. From 1990 to 2002, he served in various roles, including General Manager, General Sales Manager and Local Sales Manager of WXIX-TV in Cincinnati, Ohio and served as Vice Chairman of the FOX affiliate board. From 1987 to 1990, Mr. Lawhead was the Local Sales Manager of WAND-TV in Decatur/Springfield, Illinois. Mr. Lawhead received his Bachelor of Science degree in Communications from Ohio Northern University.

          I. Scott Livingston has served as Vice President / News since February 2012 and prior to that he served as News Director of WBFF-TV in Baltimore, Maryland. Mr. Livingston began with Sinclair as the Chief Photographer in 1991 until he was promoted to Assistant News Director in 1997. Mr. Livingston has won the 1999 National Edward R. Murrow Award and the Alfred DuPont Columbia University Excellence in Journalism Award. He has been named Photographer of the Year twice by the Associated

Press; the winner of the National Press Photographer Association's Regional Photographer of the year three times and has been recognized with 23 Capital Region Emmy awards. Prior to joining Sinclair, Mr. Livingston worked at various television stations.

          Robert Malandra has served as Vice President Finance / Television since 2008; he joined Sinclair as Operations Controller in 2006. Prior to joining Sinclair, he worked for Madison Square Garden as an Executive Consultant dealing with initiatives for their MSG network, Fox Sports New York, Radio City and Arena properties. Prior to that, he was VP Planning, Advertising for Rainbow Media's regional sports channels. He started his career with Rainbow's PRISM/Sports Channel Philadelphia business unit. Mr. Malandra holds a Bachelor of Science degree in Business Administration from Widener University in Pennsylvania and a Masters degree in Business Administration focused in Media Strategy from Manchester Business School in Manchester, England. He is a Certified Management Accountant and a Certified Financial Manager.

          Daniel P. Mellon has served as Group Manager since 2006. From 2005 to 2006, he served as General Manager for our Columbus stations and as General Manager of our Sacramento station from 2001 to 2005. From 1998 to 2001, he was General Manager for our Minneapolis station. From 1994 to 1998, Mr. Mellon served as Director of Sales and as National Sales Manager for various CBS television station groups. Prior to that and since 1985, Mr. Mellon worked for several companies where he served as Sales Manager and Account Executive. Mr. Mellon holds a Bachelor of Business Administration degree from Pace University in New York.

          Paul Nesterovsky has served as Vice President / Tax since August 2011. Prior to that and from 2006, he served as Tax Director. From 2003 to 2005, he served as Corporate Tax Manager and prior to that he held various roles in the tax department. Prior to joining Sinclair in 1999, Mr. Nesterovsky worked in the tax department of Wolpoff & Co., LLP and the accounting department of Genesis Health Ventures, Inc. Mr. Nesterovsky is a Certified Public Accountant and holds a Bachelor of Arts degree in Accounting from Towson University in Maryland. He has a Masters degrees in Taxation and Finance from the University of Baltimore. Mr. Nesterovsky is a member of the Tax Executives Institute and the American Institute of Certified Public Accountants.

          Delbert R. Parks, III has served as Vice President / Engineering and Operations of STG since 1996. From 1985 to 1996, he was Director of Operations and Engineering for WBFF-TV in Baltimore, Maryland and Sinclair. He has held various operations and engineering positions with us for the last 40 years. He is responsible for planning, organizing and implementing operational and engineering policies and strategies as they relate to television operations, Internet activity, information management systems, and infrastructure. Mr. Parks is a member of the Society of Motion Picture and Television Engineers and the Society of Broadcast Engineers. He is on the Board of Directors of the Baltimore Area Council of the Boy Scouts of America and has been active in the scouting program with his son. Mr. Parks is also a retired Army Lieutenant Colonel who has held various commands during his 26-year reserve career.

          David F. Schwartz has served as Vice President / Sales since June 2010. From 2007 to June 2010, he served as Director of Sales for Sinclair. Prior to that and from 2004, he was General Manager of Sinclair's WSMH-TV in Flint, Michigan. From 2002 to 2004, Mr. Schwartz was Vice President and Director of Sales for Transit Television Network. From 1996 to 2001, he served as Vice President and Director of Sales for WRBW-TV in Orlando, Florida. Prior to that Mr. Schwartz held various positions at the National Rep firms, Seltel and Petry, including 10 years as Senior Vice President / Director of Sales for Seltel.

          John Seabers has served as a Group Manager since January 4, 2012. Prior to that, he served as General Manager for KABB-TV and KMYS-TV in San Antonio, Texas since 1999. Prior to that he held various sales management positions for the NBC station in the market, including General Sales Manager, National Sales Manager and Local Sales Manager. Mr. Seabers has over 30 years of experience in media sales, of which 28 years have been in television.

          Gregg L. Siegel has served as Vice President / National Sales since June 2001. Prior to that time, he worked as Director of Business Development, Strategic Sales Manager and a Regional Sales Manager on a multiple market basis, since starting with us in 1994. He has held several sales and management positions with National Sales Representation Firms, having started his television sales career in 1982 with Avery-Knodel as a marketing associate. Mr. Siegel holds a Bachelor's degree in Communications and Marketing from the University of Arizona.

          Donald H. Thompson has served as Vice President / Human Resources since November 1999 and prior to that as Director of Human Resources from September 1996. Prior to joining us, Mr. Thompson was the Human Resources Manager for NASA at the Goddard Space Flight Center near Washington, D.C. Mr. Thompson holds a Bachelor's Degree in Psychology and a Certificate in Personnel and Industrial Relations from University of Maryland, and a Masters of Science in Business / Human Resource & Behavioral Management and a Master of Business Administration from Johns Hopkins University. Mr. Thompson is a member of the Society for Human Resource Management.

          Thomas I. Waters, III has served as Vice President / Purchasing since November 2002. From 2000 to 2002, he served as Director of Purchasing & Administration. From 1996 to 2000, Mr. Waters was Director of Purchasing. Before joining us, Mr. Waters served as the Purchasing Manager for NaturaLawn of America. Mr. Waters holds a Bachelor of Science degree in Business Administration from the University of Baltimore, was President of the Baltimore-Washington Business Travelers Association and formerly served on the Board of Directors of the National Association of Purchasing Managers-Maryland chapter.

          Robert D. Weisbord has served as Vice President / New Media since June 2010. From 2008 to June 2010, he served as Director of Digital Interactive Marketing for Sinclair. From 1997, he served in various management positions for Sinclair including Regional Group Manager, General Manager for Sinclair's Las Vegas duopoly of KVMY-TV and KVCW-TV, and Director of Sales. Prior to that and from 1993, he was National Sales Manager for WTVT-TV in Tampa, Florida. Mr. Weisbord began his broadcasting career in the radio industry with Family Group Broadcasting in 1985. Mr. Weisbord holds a Bachelor of Science degree in Business Management and a Masters in Business Administration from the University of Tampa.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
THE SELLING STOCKHOLDERS AND MANAGEMENT

          There were 81,875,184 shares of our common stock issued and outstanding on April 19, 2013, consisting of 53,428,925 shares of Class A common stock and 28,446,259 shares of Class B common stock.

          The following table shows how many shares were owned by the following categories of persons as of April 19, 2013:

  •
  persons known to us who beneficially own more than 5% of the shares, including the selling stockholders;

  •
  each director and each named executive officer; and

  •
  all directors and executive officers as a group.

	Shares of Class B Common Stock Beneficially Owned(a)		Shares of Class A Common Stock Beneficially Owned			Total Voting Power
Name	Number	Percent	Number		Percent(b)	Percent(c)
David D. Smith†	7,499,925	26.4%	9,449,018	(d)	15.2%	22.7%
J. Duncan Smith†	7,923,466	27.9%	7,931,797	(e)	12.9%	23.4%
Robert E. Smith†	7,430,855	26.1%	7,631,447	(f)	12.5%	22.0%
Frederick G. Smith†	4,557,673	16.0%	4,966,122	(g)	8.6%	13.6%
David B. Amy†	—	—	157,852		*	*
Steven M. Marks†	—	—	84,930		*	*
Lucy A. Rutishauser†	—	—	18,844		*	*
Barry M. Faber†	—	—	12,078		*	*
Martin R. Leader†	—	—	52,343		*	*
Basil A. Thomas†	—	—	38,120		*	*
Daniel C. Keith†	—	—	34,000		*	*
Lawrence E. McCanna†	—	—	28,000		*	*
The Charger Corporation
First Trust Portfolios L.P.
First Trust Advisors L.P. 120 East Liberty Drive Suite 400 Wheaton, IL 60187	—	—	5,312,799	(h)	9.9%	1.6%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355	—	—	3,422,697	(i)	6.4%	*
LSV Asset Management 155 N. Wacker Drive Suite 4600 Chicago, IL 60606	—	—	2,849,885	(j)	5.3%	*
Blackrock, Inc 40 East 52nd Street New York, NY 10022	—	—	2,722,779	(k)	5.1%	*
All directors and executive officers as a group (13 persons)	27,411,919	96.4%	30,421,585	(l)	37.0%	81.7%

Footnotes on following page.

          The following table shows how many shares would be owned by the same categories of persons as of April 19, 2013, as adjusted to reflect the offering of Class A common stock described in this prospectus supplement. After the offering of Class A common stock described in this prospectus supplement, there will be 73,538,925 shares of Class A common stock and 26,336,259 shares of Class B common stock outstanding.

	Shares Beneficially Owned After the Offering Assuming the Over-Allotment Option is not Exercised							Shares Beneficially Owned After the Offering Assuming the Over-Allotment Option is Exercised in Full
	Shares of Class B Common Stock Beneficially Owned(a)			Shares of Class A Common Stock Beneficially Owned			Total Voting Power	Shares of Class B Common Stock Beneficially Owned(a)			Shares of Class A Common Stock Beneficially Owned			Total Voting Power
Name	Number		%	Number		%(b)	%(c)	Number		%	Number		%(b)	%(c)
David D. Smith†	7,499,925		28.5%	9,449,018	(d)	11.5%	22.8%	7,499,925		28.5%	9,449,018	(d)	11.5%	22.8%
J. Duncan Smith†	7,073,466	(m)	26.9%	7,931,797	(m)	9.8%	21.2%	7,073,466	(m)	26.9%	7,081,797	(m)	8.8%	20.9%
Robert E. Smith†	6,620,855	(n)	25.1%	7,631,447	(n)	9.5%	19.9%	6,620,855	(n)	25.1%	6,631,447	(n)	8.2%	19.6%
Frederick G. Smith†	4,107,673	(o)	15.6%	4,966,122	(o)	6.4%	12.4%	4,107,673	(o)	15.6%	4,116,122	(o)	5.3%	12.2%
David B. Amy†	—		—	157,852		*	*	—		—	157,852		*	*
Steven M. Marks†	—		—	84,930		*	*	—		—	84,930		*	*
Lucy A. Rutishauser†	—		—	18,844		*	*	—		—	18,844		*	*
Barry M. Faber†	—		—	12,078		*	*	—		—	12,078		*	*
Martin R. Leader†	—		—	52,343		*	*	—		—	52,343		*	*
Basil A. Thomas†	—		—	38,120		*	*	—		—	38,120		*	*
Daniel C. Keith†	—		—	34,000		*	*	—		—	34,000		*	*
Lawrence E. McCanna†	—		—	28,000		*	*	—		—	28,000		*	*
The Charger Corporation
First Trust Portfolios L.P.
First Trust Advisors L.P. 120 East Liberty Drive Suite 400 Wheaton, IL 60187	—		—	5,312,799	(h)	7.2%	1.6%	—		—	5,312,799	(h)	7.2%	1.6%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355	—		—	3,422,697	(i)	4.7%	1.0%	—		—	3,422,697	(i)	4.7%	1.0%
LSV Asset Management 155 N. Wacker Drive Suite 4600 Chicago, IL 60606	—		—	2,849,885	(j)	3.9%	*	—		—	2,849,885	(j)	3.9%	*
Blackrock, Inc 40 East 52nd Street New York, NY 10022	—		—	2,722,779	(k)	3.7%	*	—		—	2,722,779	(k)	3.7%	*
All directors and executive officers as a group (13 persons)	25,301,919		96.1%	30,421,585	(l)	30.3%	76.3%	25,301,919		96.1%	27,721,585	(l)	27.7%	75.5%

*
Less than 1%

†
The address for such beneficial owner is 10706 Beaver Dam Road, Hunt Valley, Maryland 21030.

(a)
By virtue of a stockholders' agreement dated April 19, 2005 by and among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith, each of the Smith brothers is required to vote all of his Class A and Class B common stock in favor of the other Smith brothers to cause their election as directors. Consequently, each of the Smith brothers may be deemed to beneficially own the shares of common stock individually owned by the other Smith brothers. Nevertheless, each of the Smith brothers disclaims beneficial ownership of the shares owned by the other Smith brothers.

(b)
Percent of Class A common stock beneficially owned is the number of shares of Class A common stock beneficially owned divided by the sum of (i) number of shares of Class A common stock outstanding plus (ii) any Class B common stock individually held plus (iii) any options, stock-settled stock appreciation rights ("SARs") or restricted Class A common stock.

(c)
Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share except for votes relating to "going private" and certain other transactions. The Class A common stock and the Class B common stock vote together as a single class except as otherwise may be required by Maryland law on all matters presented for a vote. Holders of Class B common stock may at any time convert their shares into the same number of shares of Class A common stock.

(d)
Includes 7,499,925 shares of Class B common stock beneficially owned, each of which is convertible into one share of Class A common stock, 200,000 shares of SARs, with an exercise price of $15.78, 300,000 shares of SARs, with an exercise price of $12.07, 400,000 shares of SARs, with an exercise price of $11.68 and 500,000 shares of SARs, with an exercise price of $14.21.

(e)
Includes 7,923,466 shares of Class B common stock beneficially owned, each of which is convertible into one share of Class A common stock. The shares of Class B common stock include 237,153 shares held in an irrevocable trust established by J. Duncan Smith for the benefit of family members, of which he is the co-trustee.

(f)
Includes 10,000 shares of Class A common stock that may be acquired upon exercise of options exercisable. It also includes 7,430,855 shares of Class B common stock beneficially owned, each of which is convertible into one share of Class A Common stock. The shares of Class B common stock include 291,049 shares held in an irrevocable trust established by Robert E. Smith for the benefit of family members, of which he is the trustee.

(g)
Includes 4,557,673 shares of Class B common stock beneficially owned, each of which is convertible into one share of Class A common stock.

(h)
As set forth in the Schedule 13G filed by The Charger Corporation ("Charger"), First Trust Portfolios L.P. ("First Trust Portfolios") and First Trust Advisors L.P. ("First Trust Advisors") with the SEC on January 30, 2013, Charger, First Trust Portfolios and First Trust Advisors are deemed to be the beneficial owner of 5,312,799 shares. Charger and First Trust Advisors have shared voting power with respect to 1,297,949 of those shares and shared dispositive power with respect to 5,312,799 of those shares. First Trust Portfolios has shared dispositive power with respect to 4,009,985 shares.

(i)
As set forth in the Schedule 13G/A filed by The Vanguard Group, Inc. with the SEC on February 12, 2013, The Vanguard Group, Inc. is deemed to be the beneficial owner of 3,422,697 shares and has sole voting power with respect to 82,209 of those shares and sole dispositive power with respect to 3,340,488 of those shares.

(j)
As set forth in the Schedule 13G filed by LSV Asset Management with the SEC on February 8, 2012. LSV Asset Management is deemed to be the beneficial owner of 2,849,885 shares and has sole voting power and dispositive power with respect to all of those shares.

(k)
As set forth in the Schedule 13G filed by Blackrock, Inc. with the SEC on January 30, 2013, Blackrock, Inc. is deemed to be the beneficial owner of 2,722,779 shares and has sole voting power and sole dispositive power with respect to all of those shares.

(l)
Includes shares of Class A common stock that may be acquired upon the exercise of options, SARs and shares of restricted Class A common stock.

(m)
Includes 7,073,466 shares of Class B common stock beneficially owned, each of which is convertible into one share of Class A common stock. The shares of Class B common stock include 137,153 shares held in an irrevocable trust established by J. Duncan Smith for the benefit of family members, of which he is the co-trustee. Immediately prior to the offering described in this prospectus supplement, J. Duncan Smith expects to convert 850,000 shares of Class B common stock to an equal number of shares of Class A common stock.

(n)
Includes 10,000 shares of Class A common stock that may be acquired upon exercise of options exercisable. It also includes 6,620,855 shares of Class B common stock beneficially owned, each of which is convertible into one share of Class A Common stock. The shares of Class B common stock include 291,049 shares held in an irrevocable trust established by Robert E. Smith for the benefit of family members, of which he is the trustee. Immediately prior to the offering described in this prospectus supplement, Robert E. Smith expects to convert 810,000 shares of Class B common stock to an equal number of shares of Class A common stock.

(o)
Includes 4,107,673 shares of Class B common stock beneficially owned, each of which is convertible into one share of Class A common stock. Immediately prior to the offering described in this prospectus supplement, Frederick G. Smith expects to convert 450,000 shares of Class B common stock to an equal number of shares of Class A common stock.

RELATED PERSON TRANSACTIONS

          In January 2007, we adopted a written related person transaction policy. Our related person transaction policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which Sinclair was or is to be a participant, wherein the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest. The Board of Directors has determined that certain transactions falling within the characteristics above do not create a material direct or indirect interest on behalf of the related person, and are, therefore, not deemed to be related person transactions.

          The Audit Committee of the Board of Directors reviews all related person transactions and may approve or ratify the related person transaction only if the Audit Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, the best interests of Sinclair. The Audit Committee may, in its sole discretion, impose such conditions as it deems appropriate on Sinclair or the related person in connection with approval of the related person transaction.

          Any related person transaction previously approved by the Audit Committee or otherwise already existing that is ongoing in nature shall be reviewed by the Committee annually to ensure that such related person transaction has been conducted in accordance with the previous approval granted by the Committee, if any, and that all required disclosures regarding the related person transaction are made.

          Prior to the adoption of our related person transaction policy, consistent with the NASDAQ listing standards and the Audit Committee charter, the Audit Committee reviewed or approved all related person transactions requiring disclosure under SEC regulations to the extent such transactions were entered into or amended since February 2004. Certain of the following transactions were not approved pursuant to the current related person transaction policy because they were entered into before the policy's existence.

          Transactions with our controlling stockholders.    David, Frederick, J. Duncan and Robert Smith (collectively, the controlling stockholders) are brothers and hold substantially all of our Class B common stock and some of our Class A common stock. We engaged in the following transactions with them and/or entities in which they have substantial interests.

          Leases.    Certain assets used by us and our operating subsidiaries are leased from Cunningham Communications Inc., and by the following entities owned by our controlling stockholders: Keyser Investment Group, Gerstell Development Limited Partnership and Beaver Dam, LLC. Lease payments made to these entities were $4.7 million, $4.4 million and $4.5 million for the years ended December 31, 2012, 2011 and 2010, respectively. The lease arrangement related to Beaver Dam, LLC, two lease arrangements with Gerstell Development Limited Partnership for building space related to our Pittsburgh and Baltimore stations and the lease agreement with Cunningham Communications Inc. for a tower related to our Baltimore station have been approved pursuant to the current related person transaction policy. No other lease agreements have been approved pursuant to the current related person transaction policy because they were entered into before the policy was adopted.

          Bay TV.    In January 1999, we entered into an LMA with Bay TV, which owns the television station WTTA-TV in the Tampa / St. Petersburg, FL market. Each of our controlling stockholders owns a substantial portion of the equity of Bay TV and collectively they have a controlling interest. Payments made to Bay TV were $2.9 million, $2.2 million and $1.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. We received $0.5 million for the year ended December 31, 2010 from Bay TV for certain equipment leases which expired on November 1, 2010. The LMA with Bay TV has been approved pursuant to the current related person transaction policy.

          On December 1, 2012, we purchased substantially all of the assets of Bay TV for $40.0 million. Our board of directors obtained a fairness opinion on the purchase price from a third party valuation firm. Concurrent with the acquisition, our LMA with Bay TV was terminated.

          Charter Aircraft.    From time to time, we charter aircraft owned by certain controlling stockholders. We incurred expenses of $0.6 million during the year ended December 31, 2012. For each of the years ended December 2011 and 2010, we incurred $0.2 million related to these arrangements. Charters have been approved pursuant to the current related person transaction policy

          Cunningham Broadcasting Corporation.    As of December 31, 2012, Cunningham was the owner-operator and FCC licensee of: WNUV-TV Baltimore, Maryland; WRGT-TV Dayton, Ohio; WVAH-TV Charleston, West Virginia; WTAT-TV Charleston, South Carolina; WMYA-TV Anderson, South Carolina; WTTE-TV Columbus, Ohio; and WDBB-TV Birmingham, Alabama (collectively, the "Cunningham Stations").

          During the three months ended March 31, 2013, the estate of Carolyn C. Smith, a parent of our controlling shareholders, distributed all of the non-voting stock owned by the estate to our controlling shareholders, and a portion was repurchased by Cunningham for $1.7 million in the aggregate. As of March 31, 2013, our controlling shareholders own approximately 4.4% of the total capital stock of Cunningham, none of which have voting rights. The remaining amount of non-voting stock is owned by trusts established for the benefit of the children of our controlling shareholders. The estate of Mrs. Smith currently owns all of the voting stock. The sale of the voting stock by the estate to an unrelated party is pending approval of the FCC. We have options from the trusts, which grant us the right to acquire, subject to applicable FCC rules and regulations, 100% of the voting and nonvoting stock of Cunningham. We also have options from each of Cunningham's subsidiaries, which are the FCC licensees of the Cunningham stations, which grant us the right to acquire, and grant Cunningham the right to require us to acquire, subject to applicable FCC rules and regulations, 100% of the capital stock or the assets of Cunningham's individual subsidiaries.

          In addition to the option agreements, we have LMAs with the Cunningham stations to provide programming, sales and managerial services to the stations. Each of the LMAs has a current term that expires on July 1, 2016 and there are three additional 5-year renewal terms remaining with final expiration on July 1, 2031.

          Effective November 5, 2009, we entered into amendments and/or restatements of the following agreements between Cunningham and us: (i) the LMAs, (ii) option agreements to acquire Cunningham stock and (iii) certain acquisition or merger agreements relating to the Cunningham Stations.

          Pursuant to the terms of the LMAs, options and other agreements, beginning on January 1, 2010 and ending on July 1, 2012, we were obligated to pay Cunningham the sum of approximately $29.1 million in 10 quarterly installments of $2.75 million and one quarterly payment of approximately $1.6 million, which amounts were used to pay down Cunningham's bank credit facility and which amounts were credited toward the purchase price for each Cunningham station. An additional $1.2 million was paid on July 1, 2012 and another installment of $2.75 million was paid on October 1, 2012 as an additional LMA fee and was used to pay off the remaining balance of Cunningham's bank credit facility. The aggregate purchase price of the television stations, which was originally $78.5 million pursuant to certain acquisition or merger agreements subject to 6% annual increases, was decreased by each payment made by us to Cunningham, through 2012, up to $29.1 million in the aggregate, pursuant to the foregoing transactions with Cunningham as such payments are made. Beginning on January 1, 2013, we will be obligated to pay Cunningham an annual LMA fee for the television stations equal to the greater of (i) 3% of each station's annual net broadcast revenue and (ii) $5.0 million, of which a portion of this fee will be credited toward the purchase price to the extent of the annual 6% increase. The remaining purchase price as of December 31, 2012 was approximately $57.1 million.

          Additionally, we reimburse Cunningham for 100% of its operating costs, and paid Cunningham a monthly payment of $50,000 through December 2012 as an LMA fee.

          We made payments to Cunningham under these LMAs and other agreements of $15.7 million, $16.6 million and $17.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. For the year ended December 31, 2012, 2011 and 2010, Cunningham's stations provided us with approximately $105.5 million, $90.3 million and $94.3 million, respectively, of total revenue. The financial statements for Cunningham are included in our consolidated financial statements for all periods presented. Our Amended and Restated Bank Credit Agreement contains certain cross-default provisions with certain material third-party licenses. As of December 31, 2012, Cunningham was the sole material third-party licensee.

          In April 2013, Cunningham entered into an agreement to purchase the stock of TTBG El Paso OpCo, LLC, the owner of KDBC-TV in El Paso, TX for $21 million, before any working capital adjustments, subject to FCC approval and customary closing conditions. Pursuant to the agreement, if Cunningham is unable to close on the purchase, we will be required to fund the purchase price or assign the rights to another party.

          Atlantic Automotive Corporation.    We sold advertising time to and purchased vehicles and related vehicle services from Atlantic Automotive Corporation ("Atlantic Automotive"), a holding company that owns automobile dealerships and an automobile leasing company. David D. Smith, our President and Chief Executive Officer, has a controlling interest in, and is a member of the Board of Directors of Atlantic Automotive. We received payments for advertising totaling $0.1 million, $0.2 million and $0.3 million during the years ended December 31, 2012, 2011 and 2010, respectively. We paid $1.8 million, $1.1 million and $0.8 million for vehicles and related vehicle services from Atlantic Automotive during the years ended December 31, 2012, 2011 and 2010, respectively. Additionally, in August 2011, Atlantic Automotive entered into an office lease agreement with Towson City Center, LLC ("Towson City Center"), a subsidiary of one of our real estate ventures. Atlantic Automotive paid $0.4 million in rent during the year ended December 31, 2012. Arrangements with Atlantic Automotive have been approved pursuant to the current related person transaction policy.

          Thomas & Libowitz P.A.    Basil A. Thomas, a member of our Board of Directors, is the father of Steven A. Thomas, a partner and founder of Thomas & Libowitz, P.A. ("Thomas & Libowitz"), a law firm providing legal services to us on an ongoing basis. We paid fees of $1.0 million, $0.5 million and $0.5 million to Thomas & Libowitz during 2012, 2011 and 2010, respectively. Transactions with Thomas & Libowitz P.A. discussed in this paragraph have been approved pursuant to the current related person transaction policy.

          Leased property by real estate ventures.    Certain of our real estate ventures have entered into leases with entities owned by David Smith to lease restaurant space. There are leases for three restaurants in a building owned by one of our consolidated real estate ventures in Baltimore, MD. Total rent received under these leases was $0.3 million, $0.1 million and $0.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. There is also one lease for a restaurant in a building owned by one of our real estate ventures, accounted for under the equity method, in Towson, MD. Annual rent under this lease is expected to be approximately $0.2 million once the restaurant is opened in 2013.

MATERIAL U.S. FEDERAL ESTATE AND INCOME TAX CONSIDERATIONS

          The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder that holds our common stock as a capital asset (generally, investment property). This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of the non-U.S. holder's particular investment or other circumstances. Accordingly, all prospective non-U.S. holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our common stock.

          This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the "Code"), applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income and estate tax consequences of owning and disposing of our common stock as described in this summary.

          As used in this summary, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof or the District of Columbia;

  •
  an entity or arrangement treated as a partnership for U.S. federal income tax purposes;

  •
  an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust, if (1) a U.S. court is able to exercise primary supervision over the trust's administration and one or more "United States persons" (within the meaning of the Code) has the authority to control all of the trust's substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner of the partnership may depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences of owning and disposing of our common stock that are applicable to them.

          This summary does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address any special tax rules that may apply to particular non-U.S. holders, such as:

  •
  financial institutions, insurance companies, tax-exempt organizations, pension plans, brokers, dealers or traders in stocks, securities or currencies, certain former citizens and former long term residents, controlled foreign corporations or passive foreign investment companies;

  •
  a non-U.S. holder holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security; or

  •
  a non-U.S. holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

          In addition, this summary does not address any U.S. state or local, or non-U.S. or other, tax consequences, or any U.S. federal income or estate tax consequences for beneficial owners of a non-U.S.

holder, including shareholders of a controlled foreign corporation or passive foreign investment company that holds our common stock.

Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of owning and disposing of our common stock.

Dividends

          Distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles and will be subject to withholding as discussed below. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such non-U.S. holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "Gain on Disposition of Our Common Stock."

          The gross amounts of cash distributions on our common stock paid to a non-U.S. holder that are treated as dividends generally will be subject to withholding of U.S. federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty. In order to claim the benefit of an applicable income tax treaty, a non-U.S. holder will be required to provide to the applicable withholding agent a properly executed U.S. Internal Revenue Service Form W-8BEN (or other applicable form) in accordance with the applicable certification and disclosure requirements. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock. A non-U.S. holder that is eligible for a reduced rate of withholding of U.S. federal income tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the U.S. Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the manner of claiming the benefits.

          Notwithstanding the above, dividends paid on our common stock that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, withholding of U.S. federal income tax discussed above will not apply if the non-U.S. holder provides to the applicable withholding agent a properly executed U.S. Internal Revenue Service Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. In addition, a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes may be subject to a "branch profits tax" at a 30% rate, or a lower rate under an applicable income tax treaty, on the non-U.S. holder's earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States, subject to adjustments.

Gain on Disposition of Our Common Stock

          A non-U.S. holder generally will not be subject to U.S. federal income tax (including withholding thereof) on any gain recognized on a sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in this case, the gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is treated as a corporation for U.S. federal income tax purposes, the "branch profits tax" described above may also apply;

  •
  the non-U.S. holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses recognized in the same taxable year, generally will be subject to a flat 30% U.S. federal income tax, even though the non-U.S. holder is not considered a resident alien under the Code); or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

          Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct, indirect and constructive, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

Federal Estate Tax

          Our common stock that is owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

U.S. Information Reporting and Backup Withholding

          The applicable withholding agent with respect to a non-U.S. holder generally will be required to report to the U.S. Internal Revenue Service and to such non-U.S. holder payments of dividends on our common stock and the amount of U.S. federal income tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of a treaty or agreement. A non-U.S. holder will be exempt from backup withholding if the non-U.S. holder provides to the applicable withholding agent a properly executed U.S. Internal Revenue Service Form W-8BEN or otherwise meets documentary evidence requirements for establishing that it is not a United States person or otherwise establishes an exemption.

          The gross proceeds from the disposition of our common stock may be subject to U.S. information reporting and backup withholding. If a non-U.S. holder sells our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-U.S. holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the non-U.S. holder is not a United States person and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption.

          If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless the non-U.S. holder provides to the broker a properly executed U.S. Internal Revenue Service Form W-8BEN certifying that the non-U.S. holder is not a United States person or the non-U.S. holder otherwise establishes an exemption.

          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund to a non-U.S. holder, or a credit against a non-U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the U.S. Internal Revenue Service.

Additional Withholding Requirements

          Under legislation enacted in 2010 and administrative guidance, the relevant withholding agent will be required to withhold 30% of any dividends paid after December 31, 2013 and the proceeds of a sale of our common stock occurring after December 31, 2016, in each case paid to (i) a non-U.S. financial institution (whether such non-U.S. financial institution is the beneficial owner or an intermediary) unless such non-U.S. financial institution enters into an agreement with the U.S. government to collect and report to the U.S. government substantial information regarding its U.S. accountholders and such non-U.S. financial institution meets certain other specified requirements or (ii) a non-U.S. entity (whether such non-U.S. entity is the beneficial owner or an intermediary) that is not a financial institution unless such entity certifies that the beneficial owner does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner of the beneficial owner and such entity meets certain other specified requirements. If payment of this withholding tax is made, non-U.S. holders that are otherwise eligible for an exemption from, or reduction of, withholding of U.S. federal income tax with respect to such dividends or proceeds will be required to seek a credit or refund from the U.S. Internal Revenue Service to obtain the benefit of such exemption or reduction. Non-U.S. holders should contact their own tax advisors regarding the particular consequences to them of this legislation.

UNDERWRITING

          We (and, if the underwriters exercise their option to purchase additional shares, the selling stockholders) are offering the shares of Class A common stock described in this prospectus supplement through a number of underwriters. Wells Fargo Securities, LLC and J.P. Morgan Securities LLC are acting as joint book running managers of the offering. We and the selling stockholders have entered into an underwriting agreement with the underwriters for whom Wells Fargo Securities, LLC and J.P. Morgan Securities LLC are acting as representatives. Subject to the terms and conditions of the underwriting agreement, we (and, if the underwriters exercise their option to purchase additional shares, the selling stockholders) have agreed to sell to the underwriters, and each underwriter has severally and not jointly agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Underwriter	Number of Shares
Wells Fargo Securities, LLC	8,100,000
J.P. Morgan Securities LLC	7,585,560
Deutsche Bank Securities Inc	771,480
RBC Capital Markets, LLC	771,480
SunTrust Robinson Humphrey, Inc	771,480

Total	18,000,000

          The underwriters are committed to purchase all of the shares of Class A common stock offered by us (and, if the underwriters exercise their option to purchase additional shares, the selling stockholders) if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

          The underwriters propose to offer the Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

          The underwriters have an option to buy up to 2,700,000 additional shares of Class A common stock from the selling stockholders named herein. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

          The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us or the selling stockholders, as the case may be, per share of Class A common stock. The underwriting fee is $0.95375 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	No Exercise	Full Exercise
Per Share	$0.95375	$0.95375
Total	$17,167,500	$19,742,625

          We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1,500,000 to be paid by us (and, if the underwriters exercise their option to purchase additional shares, $100,000 to be paid by the selling stockholders).

          A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

          We have agreed that we will not, directly or indirectly (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, (ii) file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or other capital stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock or other capital stock, or (iii) enter into any swap or other agreement, arrangement, hedge or transaction that transfers, directly or indirectly, all or a portion of the economic consequences associated with the ownership of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock or other capital stock (regardless of whether any of transaction described in (i) or (iii) above is to be settled by the delivery of shares of our common stock, other capital stock, other securities, in cash or otherwise), or publicly announce the intention to do any of the foregoing, in each case without the prior written consent of Wells Fargo Securities, LLC and J.P. Morgan Securities LLC for a period of 90 days after the date of this prospectus supplement.

          Notwithstanding the provisions set forth in the immediately preceding paragraph, we may, without the prior written consent of Wells Fargo Securities, LLC and J.P. Morgan Securities LLC:

  •
  issue securities to the underwriters pursuant to the underwriting agreement;

  •
  issue shares, and options to purchase shares, of our common stock, stock appreciation rights, restricted stock units and other equity securities pursuant to our stock option, stock purchase and other equity incentive plans, as those plans are in effect on the date of the underwriting agreement;

  •
  issue shares of our common stock upon the exercise of stock options issued under stock option or other equity incentive plans referred to in the second bullet above, as those plans are in effect on the date of the underwriting agreement, or upon the exercise of warrants or convertible securities outstanding on the date of the underwriting agreement, as those warrants or convertible securities are in effect on the date of the underwriting agreement; and

  •
  issue securities in connection with acquisitions, joint ventures and similar types of arrangements.

provided, however, that in the case of any securities issued as described in the fourth bullet point above, it shall be a condition to the issuance that each recipient executes and delivers to Wells Fargo Securities, LLC and J.P. Morgan Securities LLC, acting on behalf of the underwriters, not later than one business day prior to the date of such issuance, a written agreement, in substantially the form attached to the underwriting agreement and otherwise satisfactory in form and substance to Wells Fargo Securities, LLC and J.P. Morgan Securities LLC.

          Our directors and executive officers (including the selling stockholders) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of Wells Fargo Securities, LLC and J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or preferred stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the common stock or other capital stock or any securities convertible into or exchangeable for any common stock or other capital stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock, other capital stock or other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

          Notwithstanding the provisions set forth in the immediately preceding paragraph, our directors and executive officers (including the selling stockholders) may, without the prior written consent of Wells Fargo Securities, LLC and J.P. Morgan Securities LLC forfeit to us shares of common stock in payment of federal or state income taxes upon the vesting of awards granted pursuant to the Company's stock option and other equity incentive plans.

          We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

          Our common stock is quoted on The NASDAQ Global Select Market under the symbol "SBGI."

          In connection with this offering, the underwriters may engage in passive market making transactions in our shares of common stock on the NASDAQ Global Select Market in accordance with Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of shares and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must be lowered when specified purchase limits are exceeded.

          In connection with this offering, the underwriters may purchase and sell shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while this offering is in progress.

          The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

          Any of these activities may have the effect of preventing or retarding a decline in the market price of our shares of Class A common stock. They may also cause the price of our shares of Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NASDAQ Global Select Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Sales Outside the United States

          No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the securities, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the securities in any jurisdiction where action for that purpose is required. Accordingly, the securities may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the securities may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

          Each of the underwriters may arrange to sell securities offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell securities in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

European Economic Area

          In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of Class A common stock described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares of Class A common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospective Directive.

          Each purchaser of shares of Class A common stock described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

          For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

          This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive ("qualified investors") that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

          The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene the Financial Services and Markets Act 2000. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Conduct Authority Rules.

CONFLICTS OF INTEREST

          All of the underwriters or their affiliates have performed commercial banking, investment banking or advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. Affiliates of each of the underwriters are agents and lenders under the Amended and Restated Bank Credit Agreement: JPMorgan Chase Bank, N.A. is Administrative Agent, J.P. Morgan Securities LLC is Lead Arranger and Lead Bookrunner, Wells Fargo Securities, LLC and SunTrust Robinson Humphrey, Inc. are Joint Lead Arrangers and Joint Bookrunners, Deutsche Bank Securities Inc. and RBC Capital Markets are Co-Arrangers, Wells Fargo Bank, National Association is Syndication Agent and SunTrust Bank is Documentation Agent. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the accounts of their customers, and hold long or short positions on behalf of themselves or their customers, in our debt or equity securities or loans.

LEGAL MATTERS

          Certain legal matters will be passed upon for us and the selling stockholders by Thomas & Libowitz, P.A., Maryland, counsel to us and the selling stockholders, and by Pillsbury Winthrop Shaw Pittman LLP, Washington, D.C., as our securities, tax and FCC counsel. Certain legal matters will be passed upon for the underwriters by Fried Frank, Harris, Shriver & Jacobson LLP, New York, New York.

INDEPENDENT AUDITORS

          The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of the operations of WKRC-TV, WOAI-TV, WHP-TV, WPMI-TV, WJTC-TV, KSAS-TV, WHAM-TV, WLYH-TV, KMTW-TV, KBTV-TV, WRSP-TV, WCCU-TV and WBUI-TV from its assessment of internal control over financial reporting as of December 31, 2012 because these television stations were acquired by Sinclair in a purchase business combination during the fourth quarter of 2012, incorporated herein.

          The audited combined financial statements of the High Plains Broadcasting Operating Company LLC Stations and Newport Television LLC Stations in Cincinnati, OH; Harrisburg, PA; Mobile, AL; Rochester, NY; San Antonio, TX; and Wichita, KS as of December 31, 2011 and for the year then ended incorporated by reference in this prospectus supplement and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we have filed at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings are available to the public at the SEC's website at www.sec.gov. In addition, we maintain a website that contains information about us at www.sbgi.net. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus supplement or any other report or document we file with or furnish to the SEC.

INCORPORATION BY REFERENCE

          We are incorporating the following documents into this prospectus supplement by reference, which means that we are disclosing important information to you by referring to documents that contain the information. The information incorporated by reference is an important part of this prospectus supplement, and information we file later with the SEC will automatically update and supersede the information in this prospectus supplement until all of the shares of Class A common stock offered under this prospectus supplement are sold. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed "filed" with the SEC, including our compensation committee report and performance graph (to be included in our proxy statement on Schedule 14A for our 2013 annual meeting of stockholders) or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K. We incorporate by reference the documents listed below:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2012;

  •
  the portions of our Definitive Proxy Statement for our 2013 Annual Meeting of Shareholders, filed with the SEC on April 22, 2013, which are incorporated by reference in our Annual Report;

  •
  our Current Report on Form 8-K/A dated December 1, 2012 and filed with the SEC on February 15, 2013;

  •
  our Current Report on Form 8-K dated February 25, 2012 and filed with the SEC on March 1, 2013;

  •
  our Current Report on Form 8-K dated and filed with the SEC on March 15, 2013;

  •
  our Current Report on Form 8-K dated and filed with the SEC on March 21, 2013;

  •
  our Current Report on Form 8-K dated and filed with the SEC on April 4, 2013;

  •
  our Current Reports on Form 8-K dated and filed with the SEC on April 12, 2013;

  •
  our Current Report on Form 8-K dated and filed with the SEC on April 17, 2013;

  •
  the description of our capital stock contained in the Registration Statement on Form 8-A, filed with the SEC on May 17, 1995; and

  •
  all other documents that we file under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date that all of the shares of Class A common stock offered under this prospectus supplement are sold.

          Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or any other subsequently filed document that is deemed to be incorporated by reference herein modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

          You may request a copy of any or all of the documents incorporated by reference in this prospectus supplement, at no cost, by writing or calling our offices at the following address:

Sinclair Broadcast Group, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030
Attention: David B. Amy

Prospectus

Sinclair Broadcast Group, Inc.

 Debt Securities, Preferred Stock, Depositary Shares,
Class A Common Stock and Warrants

        We, Sinclair Broadcast Group, Inc., may from time to time offer, in one or more series, separately or together, the following:

  •
  our debt securities, which may be either senior debt securities or subordinated debt securities;

  •
  shares of our preferred stock;

  •
  depositary shares representing interests in our preferred stock;

  •
  shares of our Class A common stock; and/or

  •
  warrants to purchase shares of our Class A common stock or preferred stock.

        We will offer our securities in amounts, at prices and on terms to be determined at the time we offer such securities.

        Our Class A common stock is listed for trading on the NASDAQ Stock Market's Global Select Market under the trading symbol "SBGI."

        When we sell a particular series of securities, we will prepare a prospectus supplement describing the offering and the terms of that series of securities. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated in this prospectus before you purchase any of the securities offered hereby.

        We may offer our securities directly, through agents we may designate from time to time, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of our securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. None of our securities may be sold without delivery of the applicable prospectus supplement describing the method and terms of the offering of such class or series of the securities.

        You should consider the risks associated with the securities offered by this prospectus. See "Risk Factors" on page 1.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

 The date of this prospectus is March 15, 2013.

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration process. Under this shelf process, we may sell:

  •
  debt securities,

  •
  preferred stock,

  •
  depositary shares representing interests in our preferred stock,

  •
  Class A common stock, and/or

  •
  warrants to purchase shares of Class A common stock or preferred stock,

either separately or in units, in one or more offerings. This prospectus provides you with a general description of those securities. We will offer our securities in amounts, at prices and on terms to be determined at the time we offer such securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read this prospectus and the applicable prospectus supplement and any applicable free writing prospectus together with the additional information described under the heading "Where You Can Find More Information."

        The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about Sinclair Broadcast Group, Inc. and the securities offered under this prospectus. That registration statement can be read at the SEC's Internet site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

        In this prospectus, the words "Sinclair," "we," "our," "ours" and "us" refer to Sinclair Broadcast Group, Inc. and its subsidiaries, unless the context indicates otherwise. The term "you" refers to a prospective investor.

RISK FACTORS

        Investing in our securities involves a high degree of risk. Please see the risk factors described under the caption "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and any amendments thereto, on file with the SEC, which is incorporated herein by reference, and in any subsequent annual reports on Form 10-K, quarterly reports on Form 10-Q or current reports on Form 8-K we file with the SEC and incorporate by reference in this prospectus and any accompanying prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as information we include or incorporate by reference in this prospectus and in any accompanying prospectus supplement. The risks and uncertainties we have described are those we believe to be the principal risks that could affect us, our business or our industry, and which could result in a material adverse impact on our financial condition or results of operation or could cause the market price of our securities to fluctuate or decline. However, additional risks and uncertainties not currently known to us or that we currently deem immaterial may affect our business operations and the market price of our securities.

FORWARD-LOOKING STATEMENTS

        This prospectus contains and incorporates "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "target," "expects," "management believes," "we believe," "we intend," "we may," "we will," "we should," "we seek," "we plan," the negatives of those terms, and similar words or phrases. We base these forward-looking statements on our expectations, assumptions, estimates and projections about our business and the industry in which we operate as of the date of this prospectus. These forward-looking statements are subject to a number of risks and uncertainties that cannot be predicted, quantified or controlled and that could cause actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus and in documents incorporated into this prospectus, including those set forth below in "Risk Factors," describe factors, among others, that could contribute to or cause these differences.

        Because the factors discussed in this prospectus or incorporated by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we have filed at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings are available to the public at the SEC's website at http://www.sec.gov. Our Class A common stock is listed on the NASDAQ Stock Market's Global Select Market under the ticker symbol "SBGI." You may inspect our reports, proxy statements and other information at the NASDAQ Stock Market, One Liberty Plaza, 165 Broadway, New York, New York 10006. In addition, we maintain a website that contains information about us at http://www.sbgi.net. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any accompanying prospectus supplement or any other report or document we file with or furnish to the SEC.

        We have filed with the SEC a registration statement (of which this prospectus is a part) on Form S-3 under the Securities Act with respect to our securities. This prospectus and any accompanying prospectus supplement do not contain all of the information set forth in the registration statement, including the exhibits and schedules thereto, certain parts of which are omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus and any accompanying prospectus supplement as to the contents of any contract or other document referred to in, or incorporated by reference in, this prospectus and any accompanying prospectus supplement are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. Copies of this registration statement may be examined at the SEC's Public Reference Room and copies may be obtained therefrom upon payment of prescribed fees. This registration statement is also available to you on the SEC's website.

        The SEC allows us to "incorporate by reference" certain information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 12, 2013;

  •
  our Current Report on Form 8-K dated and filed with the SEC on March 15, 2013;

  •
  our Current Report on Form 8-K dated February 25, 2013 and filed with the SEC on March 1, 2013;

  •
  our Current Report on Form 8-K/A dated December 6, 2012 and filed with the SEC on February 15, 2013; and

  •
  the description of our capital stock contained in the Registration Statement on Form 8-A, filed with the SEC on May 17, 1995.

        We are also incorporating by reference additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, between the date of this prospectus and the termination of the offering of the securities described in this prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed "filed" with the SEC, including our compensation committee report and performance graph (incorporated by reference into the Annual Report on Form 10-K) or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

        You may request a copy of any or all of the documents incorporated by reference in this prospectus, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents), at no cost, by writing or calling our offices at the following address:

Sinclair Broadcast Group, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030
Attention: David B. Amy

SINCLAIR BROADCAST GROUP, INC.

        We are a diversified television broadcasting company that owns or provides certain programming, operating or sales services to more television stations than most other commercial broadcasting groups in the United States. As of March 1, 2013, we own, provide programming and operating services pursuant to local marketing agreements ("LMAs") or provide (or are provided) sales services pursuant to outsourcing agreements to 86 television stations in 46 markets. For the purpose of this registration statement, these 86 stations are referred to as "our" stations.

        Our broadcast group is a single reportable segment for accounting purposes and includes the following network affiliations: FOX (24 stations); MyNetworkTV (19 stations; not a network affiliation; however, it is branded as such); The CW (16 stations); ABC (11 stations); CBS (11 stations); NBC (3 stations), Azteca (1 station) and one independent station. In addition, certain stations broadcast programming on second and third digital signals through network affiliation or program service arrangements with CBS (rebroadcasted content from other primary channels within the same market), The CW, MyNetworkTV, This TV, ME TV, LATV, Weather Radar, The Weather Authority Network, Live Well Network, Antenna TV, Bounce Network, The Country Network, Azteca, Telemundo and Estrella TV.

        We broadcast free over-the-air programming to television viewing audiences in the communities we serve through our local television stations. The programming that we provide on our primary station channels consists of network provided programs, news produced locally, local sporting events, programming from program service arrangements, syndicated entertainment programs and other locally produced programs such as Ring of Honor wrestling, a franchise we acquired in 2011. We produce news at 40 stations in 23 markets, including two stations where we produce news pursuant to a local news sharing arrangement with a competitive station in that market. We have 11 stations which have local news sharing arrangements with a competitive station in that market that produces the news aired on our station. We provide live local sporting events on many of our stations by acquiring the local television broadcast rights for these events. Additionally, we purchase and barter for popular syndicated programming from third party television producers.

        Our primary source of revenue is the sale of commercial inventory on our television stations to our advertising customers. Our objective is to meet the needs of our advertising customers by delivering significant audiences in key demographics. Our strategy is to achieve this objective by providing quality local news programming and popular network and syndicated programs to our viewing audience. We attract most of our national television advertisers through national marketing representation firms which have offices in New York City, Los Angeles, Chicago and Atlanta. Our local television advertisers are attracted through the use of a local sales force at each of our television stations, which is comprised of approximately 507 sales account executives and local sales managers company-wide.

        We are a Maryland corporation formed in 1986. Our principal offices are located at 10706 Beaver Dam Road, Hunt Valley, Maryland 21030. Our telephone number is (410) 568-1500 and our website address is http://www.sbgi.net.

USE OF PROCEEDS

        Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of securities for one or more of the following:

  •
  repayment of debt;

  •
  acquisitions;

  •
  capital expenditures;

  •
  redemption or repurchase of any preferred stock or debt outstanding; and

  •
  working capital and general corporate purposes.

        Pending any specific application, we may initially invest funds in marketable short-term, interest-bearing securities.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        The following table shows our ratio of earnings to fixed charges for each of the periods indicated:

	Year Ended December 31,
	2012	2011	2010	2009	2008
Ratio of earnings to fixed charges(1)	2.63x	2.14x	2.00x	—	—

(1)
Earnings were inadequate to cover fixed charges for the years ended December 31, 2009 and 2008. Additional earnings of $171.5 million and $366.3 million would be required for the years ended December 31, 2009 and 2008, respectively, to cover fixed charges.

        The ratio of earnings to fixed charges is computed by dividing pre-tax income (loss) from continuing operations, before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges and less capitalized interest, by fixed charges. Fixed charges consist of interest expense, including interest expense from amortized premiums, discounts, and capitalized expenses related to indebtedness, and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases, plus preferred equity dividends.

DESCRIPTION OF DEBT SECURITIES

        The following is a general description of the debt securities that we may offer from time to time. As used in this prospectus, "debt securities" means senior and subordinated debentures, notes, bonds and other evidences of indebtedness that we may issue under the applicable indenture. In September 2012, our subsidiary, Sinclair Television Group, issued 6.125% Notes under the Indenture, dated October 12, 2012, between Sinclair Television Group, U.S. Bank National Association, as trustee, and certain guarantors (the "6.125% Notes Indenture"). The 6.125% Notes Indenture is filed as an exhibit to the registration statement of which this prospectus is a part. Our debt securities will be issued under separate, new indentures, which we expect to be similar to the 6.125% Notes Indenture. If that occurs, we will describe any differences in the terms of any series or issue of debt securities in the prospectus supplement relating to that series or issue. The following summaries of certain provisions of the indentures and the debt securities are not complete, and the summaries are subject to the detailed provisions of the applicable indenture. You should refer to the applicable indenture for more specific information. In addition, you should consult the applicable prospectus supplement and supplemental indenture for particular terms of our debt securities.

        For purposes of this section of the prospectus, references to "Sinclair," "we," "our" or "us" refer only to Sinclair Broadcast Group, Inc. and not any of its current or future subsidiaries.

General

        Our debt securities will be unsecured obligations of Sinclair unless otherwise specified in the prospectus supplement. The senior debt securities will rank equally with all of our other unsecured and unsubordinated obligations. The subordinated debt securities will be subordinate and junior in right of payment to the extent and in the manner set forth in the subordinated indenture to all of our senior debt (as defined in the applicable prospectus supplement), including any senior debt securities. See "—Subordination." We are a holding company that presently conducts our business through our subsidiaries. Most of our operating assets and the operating assets of our consolidated subsidiaries are owned by our subsidiaries and we rely primarily on dividends from our subsidiaries to meet our obligations for payment of principal and interest on our outstanding debt obligations and corporate expenses. Accordingly, the debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of debt securities should look only to our assets for payments on the debt securities, unless the debt securities are guaranteed by our subsidiaries as described in any prospectus supplement. The debt securities may be guaranteed by some or all of our subsidiaries, in which case the guarantees will, unless otherwise specified in the applicable prospectus supplement, (i) rank equal in right of payment with all other unsecured senior obligations of our subsidiaries with respect to guarantees of senior debt securities, and (ii) rank subordinate in right of payment to all unsecured senior obligations of our subsidiaries and rank equal in right of payment to all subordinated obligations of our subsidiaries with respect to guarantees of subordinated debt securities. The guarantees will be effectively subordinated in right of payment to all secured indebtedness of our subsidiaries to the extent of the value of the assets securing the indebtedness.

        The indenture will not limit the aggregate amount of debt securities that may be issued thereunder. Except as otherwise provided in the applicable prospectus supplement, the indenture, as it applies to any series of debt securities, will not limit the incurrence or issuance of our other secured or unsecured debt, whether under the indenture, any other indenture that we may enter into in the future or otherwise.

        We may, but need not, designate more than one trustee in connection with the indenture, each with respect to one or more series of debt securities. Any trustee under the indenture may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to such series. If two or more persons are acting as trustee with respect to different series of debt securities, each of those trustees will be considered a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee. Unless this prospectus states otherwise, a trustee will only be permitted to take action with respect to the one or more series of debt securities for which it is trustee under the indenture.

        The following summaries set forth certain general terms and provisions of the indenture and our debt securities. The prospectus supplement relating to the series of debt securities being offered will contain further terms of the debt securities of that series, including the following specific terms:

  (1)
  the type and title of the debt securities;

  (2)
  any limit upon the aggregate principal amount of the debt securities;

  (3)
  the maturity date or dates of the debt securities, or the method of determining the date or dates;

  (4)
  the interest rate or rates (which may be fixed or variable) of the debt securities, or the method of calculating the rate or rates;

  (5)
  the date or dates from which interest, if any, will accrue or the method by which the date or dates will be determined;

  (6)
  the date or dates on which interest, if any, will be payable and the related record date or dates;

  (7)
  the place or places where principal of, premium, if any, and interest, if any, on the debt securities will be payable or at which debt securities may be surrendered for registration of transfer or exchange;

  (8)
  the period or periods within which, the price or prices at which, the currency or currencies if other than in United States dollars (including currency unit or units) in which, and the other terms and conditions upon which, the debt securities may be redeemed, in whole or in part, at our option;

  (9)
  our obligation, if any, to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified event or at the option of a holder thereof and the period or periods within which, the price or prices at which, the currency or currencies if other than in United States dollars (including currency unit or units) in which, and the other terms and conditions upon which, such debt securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

  (10)
  the denominations of the debt securities;

  (11)
  the currency or currency unit in which the debt securities may be denominated and/or the currency or currencies (including currency unit or units) in which principal of, premium, if any, and interest, if any, on the debt securities will be payable and whether we or the holders of the debt securities may elect to receive payments in respect of those debt securities in a currency or currency unit other than that in which those debt securities are stated to be payable;

  (12)
  if the amount of principal of, or any premium or interest on, the debt securities may be determined with reference to an index or pursuant to a formula or other method, the manner in which the amounts will be determined;

  (13)
  the amount that we will pay the holder if the maturity of the debt securities is accelerated, if other than the principal amount;

  (14)
  provisions, if any, granting special rights to the holders of the debt securities upon the occurrence of the events as may be specified;

  (15)
  any addition to, or modification or deletion of, any event of default or any covenant specified in the indenture;

  (16)
  the circumstances, if any, under which we will pay additional amounts on the debt securities held by non-U.S. persons in respect of taxes, assessments or similar charges;

  (17)
  whether the debt securities will be issued in registered or bearer form or both;

  (18)
  the date as of which any securities of the series and any temporary global security representing outstanding securities shall be dated, if other than the original issuance date of the series of debt securities;

  (19)
  the forms of the securities and interest coupons, if any, of the series;

  (20)
  if other than the trustee, the identity of the registrar and any paying agent;

  (21)
  the application, if any, of the means of defeasance or covenant defeasance as may be specified for the debt securities;

  (22)
  whether the debt securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary or its nominee, if any, for the global security or securities and the circumstances under which beneficial owners of interests in the global security may exchange the interests for certificated debt securities to be registered in the names of or to be held by the beneficial owners or their nominees;

  (23)
  if the debt securities may be issued or delivered, or any installation of principal or interest payable, only upon receipt of certain certificates or other documents or satisfaction of other conditions in addition to those specified in the indenture, the form of any certificates, documents or conditions;

  (24)
  if other than as provided in the indenture, the person to whom any interest on any registered security of the series shall be payable and the manner in which, or the person to whom, any interest on any bearer securities of the series shall be payable;

  (25)
  if other than as provided in the indenture, any definition to be used for the series of debt securities, including, without limitation the definition of "Unrestricted Subsidiary" to be used for that series;

  (26)
  in the case of the subordinated indenture, the relative degree to which debt securities shall be senior or subordinated to our other series of debt securities, and to our other indebtedness, in right of payment, whether the other series of debt securities and other indebtedness are outstanding or not;

  (27)
  whether the debt securities are guaranteed and, if so, the identity of the guarantors and the terms of the guarantees (including whether and the extent to which the guarantees are subordinated to the other indebtedness of the guarantors);

  (28)
  the terms, if any, upon which we may be able to redeem the debt securities prior to their maturity including the dates on which the redemptions may be made and the price at which the redemptions may be made;

  (29)
  the terms, if any, upon which the debt securities may be converted or exchanged into or for common stock, preferred stock or other securities or property;

  (30)
  any restrictions on the registration, transfer or exchange of the debt securities; and

  (31)
  any other terms not inconsistent with the terms of the indentures relating to the debt securities or which may be required or advisable under the United States laws or regulations or advisable (as we determine) in connection with marketing of securities of the series.

        The terms of each specific series of debt securities being offered in the prospectus supplements shall be established (1) by the resolution of the board of directors, (2) by action taken pursuant to a resolution of the board of directors and set forth, or determined in a manner provided in, an officer's certificate (as defined in the applicable prospectus supplement) or (3) in one or more supplemental indentures.

        Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Material U.S. federal income tax consequences and special considerations applicable to any of the debt securities will be described in the applicable prospectus supplement.

        The general provisions of the indentures will not afford holders of the debt securities protection in the event we are involved in a highly leveraged transaction, restructuring, change in control, merger or similar transaction, which may adversely affect holders of the debt securities.

Denominations, Interest, Payment, Registration, Transfer and Exchange

        Unless we inform you otherwise in the applicable prospectus supplement, debt securities in registered form will be issued in denominations of U.S. $1,000 or any integral multiples of U.S. $1,000, and debt securities in bearer form will be issued in denominations of U.S. $5,000 or any integral multiples of U.S. $5,000. Where debt securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and material U.S. federal income tax considerations, applicable to any of the debt securities and to payments in respect of and transfers and exchanges of the debt securities will be described in the applicable prospectus supplement. Debt securities in bearer form will be transferable by delivery.

        If the purchase price of any of the debt securities is payable in one or more foreign currencies or currency units or if any debt securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any debt securities is payable in one or more foreign currencies or currency units, the restrictions, elections, material U.S. federal income tax considerations and other information with respect to the issue of debt securities and the foreign currency or currency units will be set forth in the applicable prospectus supplement.

        If any index is used to determine the amount of payments of principal of, premium, if any, or interest, if any, on any series of debt securities, material U.S. federal income tax, accounting and other considerations applicable thereto will be described in the applicable prospectus supplement.

        Unless we inform you otherwise in the applicable prospectus supplement, payments in respect of the debt securities will be made in the designated currency at an office or agency maintained for that purpose, that we may designate from time to time, except that, at our option, interest payments, if any, on debt securities in registered form may be made (i) by checks mailed to the holders of debt securities at their registered addresses or (ii) by wire transfer to an account maintained by the holders of the debt securities entitled thereto as specified in the register for the applicable debt securities. Unless we inform you otherwise in the applicable prospectus supplement, each payment in respect of the debt securities shall be considered to have been made on the date the payment is due if there shall have been sent to the trustee or paying agent by wire transfer (received by no later than the business day following the due date), or the trustee or paying agent otherwise holds, on the due date sufficient funds to make the payment. Unless otherwise indicated in an applicable prospectus supplement, scheduled payments of any installment of interest on debt securities in registered form will be made to the person in whose name the debt security is registered at the close of business on the regular record date for the interest.

        Payment in respect of debt securities in bearer form will be made in the currency and in the manner designated in the prospectus supplement, subject to any applicable laws and regulations, at paying agencies outside the United States that we may appoint from time to time. The paying agents outside the United States, if any, initially appointed for a series of debt securities will be named in the prospectus supplement. Unless we inform you otherwise in the applicable prospectus supplement, we may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if debt securities of a series are issuable in registered form, we will be required to maintain at least one paying agent in each place of payment for the series and if debt securities of a series are issuable in bearer form, we will be required to maintain at least one paying agent in a place of payment outside the United States where debt securities of the series and any coupons appertaining thereto may be presented and surrendered for payment.

        Unless we inform you otherwise in the applicable prospectus supplement, debt securities in registered form will be transferable or exchangeable at an agency we maintain for the purpose that we may designate from time to time. Debt securities may be transferred or exchanged without service charge, although we may require a holder to pay any tax or other governmental charge imposed in connection therewith.

Merger, Consolidation or Sale

        Unless we inform you otherwise in the applicable prospectus supplement, each indenture will provide that we shall not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our properties and assets to any person or group of affiliated persons, or permit any of our subsidiaries to enter into any such transaction or transactions if the transaction or transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or disposition of all or substantially all our properties and assets on a consolidated basis to any other person or group of affiliated persons, unless at the time and after giving effect thereto:

  •
  either (a) we shall be the continuing corporation or (b) the person (if other than us) formed by the consolidation or into which we are merged or the person which acquires by sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of our properties and assets on a consolidated basis (the "surviving entity") shall be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and the person assumes, by a supplemental indenture in a form reasonably satisfactory to the trustee, all our obligations under the applicable debt securities and the indenture, and the indenture shall remain in full force and effect;

  •
  immediately before and immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing;

  •
  immediately before and immediately after giving effect to the transaction on a pro forma basis (on the assumption that the transaction occurred on the first day of the four-quarter period immediately prior to the consummation of the transaction with the appropriate adjustments with respect to the transaction being included in the pro forma calculation), we (or the surviving entity if we are not the continuing obligor under the indenture) could incur $1.00 of additional indebtedness under any applicable provisions of the indenture limiting incurrence of indebtedness;

  •
  each guarantor, if any, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its guarantee shall apply to the person's obligations under the indenture and the debt securities;

  •
  if any of our property or assets or the property or assets of any of our subsidiaries would thereupon become subject to any lien, any provisions of the indenture limiting liens are complied with; and

  •
  we or the surviving entity shall have delivered, or caused to be delivered, to the trustee, in form and substance reasonably satisfactory to the trustee, an officers' certificate and an opinion of counsel, each to the effect that the consolidation, merger, transfer, sale, assignment, conveyance, lease or other transaction and the supplemental indenture in respect thereto comply with the provisions of the indenture and that all conditions precedent provided for in the indenture relating to the transaction have been complied with.

        Unless we inform you otherwise in the applicable prospectus supplement, each indenture will provide that any guarantor will not, and we will not permit any guarantor to, in a single transaction or series of related transactions merge or consolidate with or into any other corporation (other than with us or any other guarantor) or other entity, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets on a consolidated basis to any entity (other than to us or any other guarantor) unless at the time and after giving effect thereto: (a) either (1) the guarantor shall be the continuing corporation or (2) the entity (if other than the guarantor) formed by the consolidation or into which the guarantor is merged or the entity which acquires by sale, assignment, conveyance, transfer, lease or disposition the properties and assets of the guarantor shall be a corporation duly organized and validly existing under the laws of the United States, any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture, executed and delivered to the trustee, in a form reasonably satisfactory to the trustee, all of the obligations of the guarantor under the debt securities and the indenture; (b) immediately before and immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and (c) the guarantor shall have delivered to the trustee, in form and substance reasonably satisfactory to the trustee, an officers' certificate and an opinion of counsel, each stating that the consolidation, merger, sale, assignment, conveyance, transfer, lease or disposition and the supplemental indenture comply with the indenture, and thereafter all obligations of the predecessor shall terminate.

Certain Covenants

        The applicable prospectus supplement will describe any material covenants in respect of any series of debt securities.

Events of Default

        Unless we inform you otherwise in the applicable prospectus supplement, each indenture will provide that an event of default with respect to the debt securities of a particular series will occur under the indenture if:

  (1)
  there shall be a default in the payment of any interest on any debt security of that series when it becomes due and payable, and the default shall continue for a period of 30 days;

  (2)
  there shall be a default in the payment of the principal of (or premium, if any, on) any debt security of that series at its maturity (upon acceleration, optional or mandatory redemption, required repurchase or otherwise);

  (3)
  (a) there shall be a default in the performance, or breach, of any covenant or agreement of ours or any guarantor under the indenture (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clauses (1) and (2) above or in subclause (b) of this clause (3)) and the default or breach shall continue for a period of 45 days after written notice has been given, by certified mail, (x) to us by the trustee or (y) to us and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series; or (b) there shall be a default in the performance or breach of the provisions described in "—Merger, Consolidation or Sale;"

  (4)
  one or more defaults shall have occurred under any agreements, indentures or instruments under which we, any guarantor or certain subsidiaries specified in the indenture (a "restricted subsidiary") then has outstanding indebtedness in excess of an amount specified in the applicable prospectus supplement in the aggregate and, if not already matured at its final maturity in accordance with its terms, the indebtedness shall have been accelerated;

  (5)
  any guarantee shall for any reason cease to be, or be asserted in writing by any guarantor or us not to be, in full force and effect, enforceable in accordance with its terms, except to the extent contemplated by the indenture and any guarantee;

  (6)
  one or more judgments, orders or decrees for the payment of money in excess of an amount specified in the applicable prospectus supplement, either individually or in the aggregate (net of amounts covered by insurance, bond, surety or similar instrument) shall be entered against us, any guarantor or any restricted subsidiary or any of their respective properties and shall not be discharged and either (a) any creditor shall have commenced an enforcement proceeding upon the judgment, order or decree or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of the judgment or order, by reason of an appeal or otherwise, shall not be in effect;

  (7)
  there shall have been the entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of Sinclair, any guarantor or any restricted subsidiary in an involuntary case or proceeding under any applicable bankruptcy law or (b) a decree or order adjudging Sinclair, any guarantor or any restricted subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of Sinclair, any guarantor or any restricted subsidiary under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of Sinclair, any guarantor or any restricted subsidiary or of any substantial part of their respective properties, or ordering the winding up or liquidation of their affairs, and any decree or order for relief shall continue to be in effect, or any other decree or order shall be unstayed and in effect, for a period of 60 consecutive days; or

  (8)
  (a) we, any guarantor or any restricted subsidiary commences a voluntary case or proceeding under any applicable bankruptcy law or any other case or proceeding to be adjudicated bankrupt or insolvent, (b) we, any guarantor or any restricted subsidiary consents to the entry of a decree or order for relief in respect of Sinclair, any guarantor or the restricted subsidiary in an involuntary case or proceeding under any applicable bankruptcy law or to the commencement of any bankruptcy or insolvency case or proceeding against us or them, (c) we, any guarantor or any restricted subsidiary files a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, (d) we, any guarantor or any restricted subsidiary (x) consents to the filing of the petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of Sinclair, any guarantor or the restricted subsidiary or of any substantial part of their respective property, (y) makes an assignment for the benefit of creditors or (z) admits in writing our or their inability to pay such debts generally as they become due, or (e) we, any guarantor or any restricted subsidiary takes any corporate action in furtherance of any of the actions in this clause (8).

        Unless we inform you otherwise in the applicable prospectus supplement, each indenture will provide that if an event of default (other than as specified in clauses (7) and (8) of the prior paragraph) shall occur and be continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of the applicable series outstanding may, and the trustee at the request of the holders of not less than 25% in aggregate principal amount of the debt securities of the applicable series outstanding shall, declare all unpaid principal of, premium, if any, and accrued interest on, all of the debt securities of the applicable series to be due and payable immediately by a notice in writing to us (and to the trustee if given by the holders of the debt securities of the applicable series); provided that so long as our bank credit agreement is in effect, the declaration shall not become effective until the earlier of (a) five business days after receipt of the notice of acceleration from the holders or the trustee by the agent under our bank credit agreement or (b) acceleration of the indebtedness under our bank credit agreement. Thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of the applicable debt securities by appropriate judicial proceeding. If an event of default specified in clause (7) or (8) of the prior paragraph occurs and is continuing, then all of the debt securities of the applicable series shall become and be immediately due and payable, in an amount equal to the principal amount of the debt securities of the applicable series, together with accrued and unpaid interest, if any, to the date the debt securities become due and payable, without any declaration or other act on the part of the trustee or any holder. The trustee or, if notice of acceleration is given by the holders of the debt securities of the applicable series, the holders of the debt securities of the applicable series shall give notice to the agent under our bank credit agreement of the acceleration.

        Unless we inform you otherwise in the applicable prospectus supplement, each indenture will provide after a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in aggregate principal amount of the debt securities of the applicable series, by written notice to Sinclair and the trustee, may rescind and annul the declaration and its consequences if (a) Sinclair has paid or deposited with the trustee a sum sufficient to pay (1) all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel, (2) all overdue interest on all debt securities of the applicable series, (3) the principal of and premium, if any, on any debt securities of the applicable series which have become due otherwise than by the declaration of acceleration and interest thereon at a rate borne by the debt securities and (4) to the extent that payment of the interest is lawful, interest upon overdue interest at the rate borne by the debt securities; and (b) all events of default, other than the non-payment of principal of the debt securities which have become due solely by the declaration of acceleration, have been cured or waived.

        Unless we inform you otherwise in the applicable prospectus supplement, each indenture will provide that the holders of not less than a majority in aggregate principal amount of the debt securities of the applicable series outstanding may on behalf of the holders of all of the debt securities of the applicable series waive any past default under the indenture and its consequences, except a default in the payment of the principal of, premium, if any, or interest on any debt security, or in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each debt security outstanding.

        Unless specified otherwise in the applicable prospectus supplement, each indenture will provide that we are also required to notify the trustee within five business days of the occurrence of any default. Unless we inform you otherwise in the applicable prospectus supplement, we are required to deliver to the trustee, on or before a date not more than 60 days after the end of each fiscal quarter and not more than 120 days after the end of each fiscal year, a written statement as to compliance with the indenture, including whether or not any default has occurred. Unless we inform you otherwise in the applicable prospectus supplement, the trustee is under no obligation to exercise any of the rights or powers vested in it by the indenture at the request or direction of any of the holders of the debt securities unless the holders offer to the trustee security or indemnity satisfactory to the trustee against the costs, expenses and liabilities which might be incurred thereby.

        The Trust Indenture Act contains limitations on the rights of the trustee, should it become our creditor or a creditor of any guarantor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any of the claims, as security or otherwise. The trustee is permitted to engage in other transactions, provided that if it acquires any conflicting interest it must eliminate the conflict upon the occurrence of an event of default or else resign.

        Reference is made to the prospectus supplement relating to each series of debt securities that are original issue discount securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of the original issue discount securities upon the occurrence of an event of default and the continuation thereof.

Modification and Amendments

        Unless otherwise specified in the applicable prospectus supplement, modifications and amendments of the indenture may be made by us, any guarantor, and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series affected by the modification or amendment; provided, however, that no modification or amendment may, without the consent of the holder of each outstanding debt security of all series affected by the modification or amendment affected thereby:

  •
  change the stated maturity of the principal of, or any installment of interest on, any debt security or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which the principal of any debt security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any payment after the stated maturity thereof (or in the case of redemption, on or after the redemption date);

  •
  reduce the percentage in principal amount of outstanding debt securities of a series, the consent of whose holders is required for any supplemental indenture, or the consent of whose holders is required for any waiver or compliance with certain provisions of the indenture or certain defaults or with respect to any guarantee;

  •
  modify any provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding debt securities required for the actions or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each debt security affected thereby;

  •
  except as otherwise permitted under "—Consolidation, Merger, Sale of Assets," consent to the assignment or transfer by any guarantor of us of any of its rights and obligations under the indenture; or

  •
  amend or modify any provisions of the indenture relating to the subordination of the debt security or any guarantee in any manner adverse to the holders of the debt securities or any guarantee.

        Unless we inform you otherwise in the applicable prospectus supplement, modifications and amendments of each indenture may be made by the trustee and us without the consent of the holders to:

  •
  cause each indenture to be qualified under the Trust Indenture Act or to add provisions expressly required under the Trust Indenture Act;

  •
  evidence the succession of another person to Sinclair, any guarantor or other obligor on the debt securities and the assumption by any successor of our covenants or the covenants of any guarantor or other obligor on the debt securities under the indenture and in the debt securities of any series;

  •
  add to our covenants for the benefit of the holders or an event of default to all or any series of debt securities, or surrender any right or power conferred upon us;

  •
  secure the debt securities;

  •
  add to or change any provisions to the extent necessary to facilitate the issuance or administration of debt securities in bearer form or facilitate the issuance or administration of debt securities in global form;

  •
  change or eliminate any provision affecting only debt securities not yet issued;

  •
  establish the form or terms of debt securities of any series;

  •
  evidence and provide for successor trustees or to add or change any provisions of the indenture to the extent necessary to permit or facilitate the appointment of a separate trustee or trustees for specific series of debt securities;

  •
  permit payment in respect of debt securities in bearer form in the United States to the extent allowed by law;

  •
  make provision with respect to any conversion or exchange rights of holders not adverse to the holders of any debt securities of any series then outstanding with such conversion or exchange rights, which provision directly affects any such series; including providing for the conversion or exchange of debt securities into common stock or preferred stock;

  •
  cure any ambiguity, correct or supplement any provision which may be defective or inconsistent with any other provision, or make any other provisions with respect to matters or questions arising under the indenture which shall not be inconsistent with the provisions of the indenture; provided, however, that no modifications or amendment may adversely affect the interest of holders of debt securities of any series then outstanding; or

  •
  add a guarantor pursuant to the requirements of the indenture if a debt security of any series is guaranteed.

The holders of a majority in aggregate principal amount of the debt securities of a series may waive compliance with certain restrictive covenants and provisions of the indenture with respect to that series.

Subordination

        Unless we inform you otherwise in the applicable prospectus supplement, the payment of principal of, premium on, if any, and interest on any subordinated debt securities will be subordinated in right of payment, as set forth in the applicable subordinated indenture, to the prior payment in full of all senior debt (as defined in the applicable prospectus supplement), whether outstanding on the date of the subordinated indenture or thereafter incurred.

        Unless we inform you otherwise in the applicable prospectus supplement, during the continuance of any default in the payment of any designated senior debt (as the term is defined in the applicable prospectus supplement) no payment (other than payments previously made pursuant to the provisions described under "—Defeasance or Covenant Defeasance of Indenture") or distribution of any of our assets of any kind or character (excluding certain permitted equity interests or subordinated securities) shall be made on account of the principal of, premium, if any, or interest on, the subordinated debt securities or on account of the purchase, redemption, defeasance or other acquisition of, the subordinated debt securities unless and until the default has been cured, waived or has ceased to exist or the designated senior debt (as the term is defined in the applicable prospectus supplement) shall have been discharged or paid in full in cash or cash equivalents or in any other form acceptable to the holders of senior debt.

        Unless we inform you otherwise in the applicable prospectus supplement, during the continuance of any non-payment default with respect to any designated senior debt pursuant to which the maturity thereof may be accelerated and after the receipt by the trustee and us from a representative of the holder of any designated senior debt of a written notice of the default, no payment (other than payments previously made pursuant to the provisions described under "—Defeasance or Covenant Defeasance of Indenture") or distribution of any of our assets of any kind or character (excluding certain permitted equity or subordinated securities) may be made by us on account of the principal of, premium, if any, or interest on, the subordinated debt securities or on account of the purchase, redemption, defeasance or other acquisition of, the subordinated debt securities for the period specified below (the "payment blockage period").

        Unless we inform you otherwise in the applicable prospectus supplement, the payment blockage period shall commence upon the receipt of notice of the non-payment default by the trustee and Sinclair from a representative of the holders of any designated senior debt and shall end on the earliest of (1) the first date on which more than 179 days shall have elapsed since the receipt of the written notice (provided the designated senior debt as to which notice was given shall not theretofore have been accelerated), (2) the date on which the non-payment default (and all non-payment defaults as to which notice is given after the payment blockage period is initiated) are cured, waived or ceased to exist or on which the designated senior debt is discharged or paid in full in cash or cash equivalents or in any other form acceptable to the holders of designated senior debt or (3) the date on which the payment blockage period (and all non-payment defaults as to which notice is given after the payment blockage period is initiated) shall have been terminated by written notice to us or the trustee from the representative of holders of designated senior debt initiating the payment blockage period, after which, in the case of clauses (1), (2) and (3), we shall promptly resume making any and all required payments in respect of the subordinated debt securities, including any missed payments. In no event will a payment blockage period extend beyond the 179 days from the date of the receipt by us or the trustee of the notice initiating the payment blockage period. Any number of notices of non-payment defaults may be given during the 179-day period; provided that during any 365-day consecutive period only one payment blockage period during which payment of principal of, or interest on, the subordinated debt securities may not be made may commence and the duration of the payment blockage period may not exceed 179 days. No non-payment default with respect to designated senior debt which existed or was continuing on the date of the commencement of any payment blockage period will be, or can be, made the basis for the commencement of a second payment blockage period, whether or not within a period of 365 consecutive days, unless the default has been cured or waived for a period of not less than 90 consecutive days.

        Unless we inform you otherwise in the applicable prospectus supplement, if we fail to make any payment on subordinated debt securities when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, the failure would constitute an event of default under the indenture and would enable the holders of the subordinated debt securities to accelerate the maturity thereof. See "—Events of Default."

        Unless we inform you otherwise in the applicable prospectus supplement, each indenture will provide that in the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to us or our assets, or any liquidation, dissolution or other winding up, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or any assignment for the benefit of creditors or any other marshalling of our assets or liabilities, all senior debt must be paid in full in cash or cash equivalents or in any other manner acceptable to the holders of senior debt, or provision made for the payment, before any payment or distribution (excluding distributions of certain permitted equity or subordinated securities) is made on account of the principal of, premium, if any, or interest on the subordinated debt securities. By reason of the subordination, in the event of liquidation or insolvency, our creditors who are holders of senior debt may recover more, ratably, than the holders of the subordinated debt securities, and funds which would be otherwise payable to the holders of the subordinated debt securities will be paid to the holders of the senior debt to the extent necessary to pay the senior debt in full in cash or cash equivalents or in any other manner acceptable to the holders of senior debt, and we may be unable to meet its obligations fully with respect to the subordinated debt securities.

        To the extent provided in the applicable prospectus supplement, any guarantee of subordinated debt securities by a guarantor will be an unsecured subordinated obligation of the guarantor, ranking on an equal basis with, or senior in right of payment to, all other existing and future indebtedness of the guarantor that is expressly subordinated to "guarantor senior debt" (as defined in the applicable indenture). To the extent provided in the applicable prospectus supplement, indebtedness evidenced by the guarantees will be subordinated to guarantor senior debt to the same extent as the subordinated debt securities are subordinated to senior debt and during any period when payment on the subordinated debt securities is blocked by designated senior debt, payment on the guarantees will be similarly blocked.

Discharge, Defeasance and Covenant Defeasance

        Unless we inform you otherwise in the applicable prospectus supplement, each indenture will provide that we may, at our option, at any time, elect to have our and the obligations of each of the guarantors (if any) and any other obligor upon the debt securities discharged with respect to the outstanding debt securities of an applicable series ("defeasance"). The defeasance means that we, each of the guarantors (if any) and any other obligor under the indenture shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of the series, except for:

  (1)
  the rights of holders of outstanding debt securities to receive payments in respect of the principal of, premium, if any, and interest on the debt securities when the payments are due,

  (2)
  our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of debt securities, mutilated, destroyed, lost or stolen debt securities, and the maintenance of an office or agency for payment and money for security payments held in trust,

  (3)
  the rights, powers, trusts, duties and immunities of the trustee, and

  (4)
  the defeasance provisions of the indenture.

In addition, we may, at our option and at any time, elect to have our obligations and the obligations of any guarantor released with respect to certain covenants that are described in the indenture ("covenant defeasance") and any omission to comply with the obligations shall not constitute a default or an event of default with respect to the debt securities of the applicable series. In the event covenant defeasance occurs, certain events (not including non-payment, enforceability of any guarantee, bankruptcy and insolvency events) described under "—Events of Default" will no longer constitute an event of default with respect to the notes.

        Unless we inform you otherwise in the applicable prospectus supplement, in order to exercise either defeasance or covenant defeasance,

  (1)
  we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the debt securities, cash in United States dollars, U.S. Government Obligations (as defined in the indenture), or a combination thereof, in the amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm expressed in a written certification thereof delivered to the trustee, to pay and discharge the principal of, premium, if any, and interest on the applicable debt securities on the stated maturity of the principal or installment of principal or interest (or on the "Defeasance Redemption Date" as defined in the applicable prospectus supplement), if when exercising either defeasance or covenant defeasance, we have delivered to the trustee an irrevocable notice to redeem all of the outstanding debt securities of the applicable series on the Defeasance Redemption Date;

  (2)
  in the case of defeasance, we shall have delivered to the trustee an opinion of independent counsel in the United States stating that (A) we have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of issuance of the applicable debt securities, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon the opinion of independent counsel in the United States shall confirm that, the holders of the outstanding debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

  (3)
  in the case of covenant defeasance, we shall have delivered to the trustee an opinion of independent counsel in the United States to the effect that the holders of the applicable debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

  (4)
  no default or event of default shall have occurred and be continuing on the date of the deposit or insofar as clause (7) or (8) under the first paragraph under "—Events of Default" are concerned, at any time during the period ending on the 91st day after the date of deposit;

  (5)
  the defeasance or covenant defeasance shall not cause the trustee for the applicable debt securities to have a conflicting interest with respect to any of our securities or securities of any guarantor;

  (6)
  the defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we or any guarantor is a party or by which it is bound;

  (7)
  we shall have delivered to the trustee an opinion of independent counsel to the effect that (A) the trust funds will not be subject to any rights of holders of senior debt or guarantor senior debt, including, without limitation, those arising under the indenture and (B) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

  (8)
  we shall have delivered to the trustee an officers' certificate stating that we did not make the deposit with the intent of preferring the holders of the debt securities or any guarantee over our other creditors or the other creditors of any guarantor with the intent of defeating, hindering, delaying or defrauding our creditors, or the creditors of any guarantor or others;

  (9)
  no event or condition shall exist that would prevent us from making payments of the principal of, premium, if any, and interest on the debt securities on the date of the deposit or at any time ending on the 91st day after the date of the deposit; and

  (10)
  we shall have delivered to the trustee an officers' certificate and an opinion of independent counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with.

Global Debt Securities

        The debt securities of a series may be issued in whole or in part in the form of one or more fully registered global securities. Each registered global security will be registered in the name of a depositary or a nominee for the depositary identified in the applicable prospectus supplement, will be deposited with the depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof and any of the other matters as may be provided for pursuant to the applicable indenture. In that case, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the registered global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a registered global security may not be transferred or exchanged, except as a whole between the depository and its nominee or successor, or except in the circumstances described in the applicable prospectus supplement.

        The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a registered global security will be described in the applicable prospectus supplement.

        Upon the issuance of any registered global security, and the deposit of the registered global security with or on behalf of the depositary for the registered global security, the depositary will credit on its book-entry registration and transfer system the respective principal amounts of the debt securities represented by the registered global security to the accounts of institutions ("participants") that have accounts with the depositary. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the debt securities, or by us if we directly offer and sell the debt securities. Ownership of beneficial interests in a registered global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary for the registered global security or by its nominee. Ownership of beneficial interests in the registered global security by persons who hold through participants will be shown on, and the transfer of the beneficial interests within the participants will be effected only through, records maintained by the participants.

        So long as the depositary for a registered global security, or its nominee, is the owner of the registered global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the debt security represented by the registered global security for all purposes under each indenture. Accordingly, each person owning a beneficial interest in the registered global security must rely on the procedures of the depositary and, if the person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we request any action of holders, or if an owner of a beneficial interest in a registered global security desires to give or take any instruction or action which a holder is entitled to give or take under the indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take the instruction or action, and the participants would authorize beneficial owners owning through the participants to give or take the instruction or action or would otherwise act upon the instructions of beneficial owners holding through them.

        Unless otherwise provided in a prospectus supplement, payments with respect to principal, premium, if any, and interest, if any, on the debt securities represented by a registered global security registered in the name of the depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payment of principal or interest in respect of the registered global security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in the registered global security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities in bearer form held for the accounts of customers or registered in "street name," and will be the responsibility of the participants. Neither the respective trustees nor us nor any of our agents shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any registered global security, or for maintaining, supervising or reviewing any records relating to the beneficial interests.

        Unless we inform you otherwise in the applicable prospectus supplement, if the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary of the registered global security and if we do not appoint a successor depositary within 90 days, we will issue debt securities in certificated form in exchange for the registered global security. In addition, unless we inform you otherwise in the applicable prospectus supplement, we, in our sole discretion, may at any time determine not to have any of the debt securities of a series represented by one or more registered global securities and, in the event, will issue debt securities of the series in certificated form in exchange for all of the registered global securities representing the series of debt securities. The debt securities of a series may also be issued in whole or in part in the form of one or more bearer global securities that will be deposited with a depositary, or with a nominee for the depositary, identified in the applicable prospectus supplement. Any of the bearer global securities may be issued in temporary or permanent form. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by one or more bearer global securities will be described in the applicable prospectus supplement.

Convertible Debt Securities

        The terms and conditions, if any, upon which the debt securities are convertible into shares of our Class A common stock will be set forth in the applicable prospectus supplement. Such terms will include:

  •
  whether such debt securities are convertible into shares of Class A common stock;

  •
  the conversion price (or manner of calculation thereof);

  •
  the conversion period;

  •
  provisions as to whether conversion will be at our option or at the option of the holders; and

  •
  the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities and any restrictions on conversion.

        Reference is made to the section captioned "Description of Common Stock" for a general description of shares of our Class A common stock to be acquired upon any conversion of debt securities, including a description of certain restrictions on the ownership of shares of our Class A common stock.

Notices

        Unless we inform you otherwise in the applicable prospectus supplement, notices to holders of registered debt securities will be given by mail to the addresses of the holders as they may appear in the register.

Governing Law

        Unless we inform you otherwise in the applicable prospectus supplement, the indentures, the debt securities and any guarantees will be governed by the laws of the State of New York.

Trustee

        The trustee for each series of debt securities will be identified in the applicable prospectus supplement. Each indenture will contain certain limitations on the right of a trustee thereunder, as our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise.

        The holders of a majority in principal amount of all outstanding debt securities of a series (or if more than one series is affected thereby, of all series so affected, voting as a single class) will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee for the series.

        In case an event of default shall occur (and shall not be cured) under any indenture relating to a series of debt securities and is known to the trustee under the indenture, the trustee shall exercise the rights and powers vested in it by the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. Subject to these provisions, no trustee will be under any obligation to exercise any of its rights or powers under the applicable indenture at the request of any of the holders of debt securities unless they shall have offered to the trustee security and indemnity satisfactory to it.

DESCRIPTION OF PREFERRED STOCK

        The following is a general description of the preferred stock that we may offer from time to time. The particular terms of the preferred stock being offered and the extent to which such general provisions may apply will be set forth in the applicable prospectus supplement. The statements below describing our preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and our bylaws.

        For purposes of this section of the prospectus, references to "Sinclair," "we," "our" or "us" refer only to Sinclair Broadcast Group, Inc. and not any of its current or future subsidiaries.

        Our authorized capital stock consists of 500,000,000 shares of Class A common stock, par value $0.01 per share, 140,000,000 shares of Class B common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2012, we had no shares of preferred stock outstanding.

General

        Under our articles of incorporation, our Board of Directors may from time to time establish and issue one or more series of preferred stock without stockholder approval. Our Board of Directors may, subject to the express provisions of any other series of preferred stock then outstanding, alter the designation, classify or reclassify any unissued preferred stock by setting or changing the number, designation, preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of such series. The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Preferred stock will, when issued, be fully paid and nonassessable.

        The prospectus supplement relating to any preferred stock offered under it will contain the specific terms, including:

  •
  the number of shares, designation or title of the shares and offering price of the shares;

  •
  the dividend rate on the shares of the series, if any, whether any dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

  •
  the date from which dividends on the preferred stock will accumulate, if applicable;

  •
  the redemption rights, including conditions and the price(s), if any, for shares of the series;

  •
  the terms and amounts of any sinking fund for the purchase or redemption of shares of the series;

  •
  the rights of the shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, and the relative rights of priority, if any, of payment of shares of the series;

  •
  whether the shares of the series will be convertible into shares of any other class or series, or any of our other securities, or securities of any other corporation or other entity, and, if so, the specification of the other class or series of the other security, the conversion price(s) or dates on which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series;

  •
  the voting rights, if any, of the holders of shares of the series; and

  •
  any other relative rights, preferences and limitations on that series.

Rank

        Unless otherwise specified in the prospectus supplement, our preferred stock, of a particular series, being issued will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank:

  •
  senior to all classes or series of our common stock, and to all equity securities ranking junior to preferred stock we have issued;

  •
  on a parity with all equity securities we have issued, the terms of which specifically provide that such equity securities rank on a parity with the preferred stock; and

  •
  junior to all preferred stock of a different series that we have issued the terms of which specifically provide that such equity securities rank senior to preferred stock of another series.

Dividends

        Subject to any preferential rights of any outstanding stock or series of stock and unless otherwise indicated in the applicable prospectus supplement, our holders of preferred stock of each series will generally be entitled to receive, when, as and if declared by our Board of Directors, out of our assets legally available for payment, dividends (in cash, in kind or in other property if expressly permitted and described in the applicable prospectus supplement) at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on our share transfer books on such record dates as shall be fixed by our Board of Directors.

        Dividends on any series of preferred stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our Board of Directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the holders of such series of preferred stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date. We will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

        If preferred stock of any series is outstanding, we will not pay or declare a full dividend on a series of parity or junior preferred stock or common stock unless:

  •
  for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full cumulative dividends on the preferred stock through the then-current dividend period; or

  •
  for preferred stock lacking cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full dividends for the then-current dividend period.

        If dividends are not paid in full (or if a sum sufficient has not been set aside for full payment), then dividends for both that series and any parity series will be declared pro rata. Therefore, the amount of dividends declared per share of both series will maintain the same ratio that accrued dividends per share of each series bear to each other. Accrued dividends will not include any accumulation in respect of unpaid dividends for prior dividend periods if such shares of preferred stock do not have a cumulative dividend. No interest, or sum of money in lieu of interest, shall be payable for any dividend payment or payments on preferred stock of such series which may be in arrears.

        Except as provided in the immediately preceding paragraph, unless we have paid, or declared and set apart a sum sufficient to pay the then current dividend (including dividend payments in arrears if dividends are cumulative) for a series of preferred stock, we will not declare dividends (other than in

Class A common stock or preferred stock ranking junior to the preferred stock of such series as to dividends and upon liquidation) or pay or set aside for payment or declare or make any other distribution upon shares of the common stock, junior stock or parity stock as to dividends or upon liquidation. Additionally, we shall not redeem, purchase or otherwise acquire for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) any shares of common stock, junior stock or parity stock as to dividends or upon liquidation. However, we may convert or exchange those shares into junior stock as to dividends and upon liquidation.

Redemption

        If so provided in the applicable prospectus supplement, any series of our preferred stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

        The prospectus supplement relating to a series of our preferred stock that is subject to mandatory redemption will specify:

  •
  the number of shares of such preferred stock that we will redeem in each year;

  •
  the year the redemption will commence;

  •
  the redemption price per share, together with an amount equal to all accrued and unpaid dividends to the date of redemption; and

  •
  whether the redemption price may be payable in cash or other property.

If the redemption price for our preferred stock of any series is payable only from the net proceeds of the issuance of our capital stock, the terms of such preferred stock may provide that, if we have not issued capital stock or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically and mandatorily be converted into the applicable class or series of our capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

        We cannot redeem, purchase or otherwise acquire shares of a series of preferred stock unless:

  •
  for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full cumulative dividends on the preferred stock through the then-current dividend period; or

  •
  for preferred stock lacking cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full dividends for the then-current dividend period.

The foregoing shall not prevent the purchase or acquisition of preferred stock of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series.

        If fewer than all of our outstanding preferred stock of any series are to be redeemed, we will determine the number of shares to be redeemed. We may redeem the shares on a pro rata basis from the holders of record of those shares in proportion to the number of those shares held or for which redemption is requested by the holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner we determine.

        Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our share transfer books. Each notice shall state:

  •
  the redemption date;

  •
  the number of shares and the series of preferred stock to be redeemed;

  •
  the redemption price;

  •
  the place or places where certificates for such shares are to be surrendered for payment of the redemption price;

  •
  that dividends on the shares to be redeemed will cease to accrue on such redemption date; and

  •
  the date upon which the holder's conversion rights, if any, as to such shares shall terminate.

        If fewer than all shares of the preferred stock of any series are to be redeemed, the notice mailed to each holder shall also specify the number of shares of preferred stock to be redeemed from each holder. If notice of redemption of any preferred stock has been given and if we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any of our preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on the preferred stock, and all rights of the holders of the redeemable shares will terminate, except the right to receive the redemption price.

Liquidation Preference

        Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment will be made to the holders of any shares of common stock or any other class or series of preferred stock ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of us, the holders of each series of preferred stock will be entitled to receive out of our assets legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all our outstanding preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking on a parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

        If liquidating distributions shall have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of us.

Voting Rights

        Unless otherwise indicated in the applicable prospectus supplement, holders of our preferred stock will not have any voting rights.

Conversion Rights

        The terms and conditions, if any, upon which any series of preferred stock is convertible into shares of our Class A common stock will be set forth in the applicable prospectus supplement. Such terms will include:

  •
  the number of shares of Class A common stock into which the shares of preferred stock are convertible;

  •
  the conversion price (or manner of calculation);

  •
  the conversion period;

  •
  provisions as to whether conversion will be at the option of the holders of preferred stock or us;

  •
  the events requiring an adjustment of the conversion price; and

  •
  provisions affecting conversion in the event of the redemption of such series of preferred stock.

Book-Entry Preferred Stock

        The preferred stock of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of preferred stock will be described in the applicable prospectus supplement relating to such series.

Registrar and Transfer Agent

        The registrar and transfer agent for the preferred stock will be set forth in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

        The following is a general description of the depositary shares that we may offer from time to time. The particular terms of the depositary shares being offered and the extent to which such general provisions may apply will be set forth in the applicable prospectus supplement.

        For purposes of this section of the prospectus, references to "Sinclair," "we," "our" or "us" refer only to Sinclair Broadcast Group, Inc. and not any of its current or future subsidiaries.

General

        We may issue depositary shares, each of which will represent a fractional interest of a share of a particular series of our preferred stock, as specified in the applicable prospectus supplement. We will deposit shares of preferred stock of each series represented by depositary shares under a separate deposit agreement among us, the applicable depositary and the holders from time to time of the depositary receipts. Generally, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of the particular series of shares of preferred stock represented by the appropriate depositary shares, to all the rights and preferences of those shares of preferred stock (including dividend, voting, conversion, redemption and liquidation rights). As of December 31, 2012, we had no depositary shares issued and outstanding.

        The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following our issuance and delivery of our preferred stock to the depositary, we will cause the preferred stock depositary to issue, on our behalf, the depositary receipts. Upon request we will provide you with copies of the applicable form of deposit agreement and depositary receipt.

Dividends and Other Distributions

        The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of the applicable depositary receipts in proportion to the number of depositary receipts owned by such holder.

        In the event of a distribution other than in cash, the depositary will distribute property received by it to the appropriate record holders of depositary receipts. If the depositary determines that it is not feasible to make such distribution, then it may, with our approval, sell such property and distribute the net proceeds to the record holders.

Withdrawal of Shares

        Generally, if a holder surrenders depositary receipts at the corporate trust office of the preferred stock depositary (unless the related depositary shares have previously been called for redemption), the holder will be entitled to receive at that office the number of whole or fractional shares of preferred stock and any money or other property represented by the depositary shares. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of shares of preferred stock represented by each depositary share as specified in the applicable prospectus supplement. Thereafter, holders of such preferred stock will not be entitled to receive depositary shares for the preferred stock. If a holder seeks to withdraw more depositary shares than are available, then the preferred stock depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares.

Redemption of Depositary Shares

        Whenever we redeem preferred stock held by the preferred stock depositary, the depositary will redeem as of the same redemption date the appropriate number of depositary shares, provided we shall have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends (except, with respect to noncumulative shares of preferred stock, dividends for the current dividend period only) to the date fixed for redemption. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable with respect to the preferred stock specified in the applicable prospectus supplement. If less than all the depositary shares are to be redeemed, the amount redeemed will be selected by the depositary by lot.

        After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. All rights of the holders will cease, except the right to receive money or other property that the holders of the depositary shares were entitled to receive upon such redemption. Payments will be made when holders surrender their depositary receipts to the depositary.

Voting of the Underlying Preferred Stock

        Upon receipt of notice of any meeting at which the holders of shares of preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the applicable depositary receipts. Each record holder of depositary receipts on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of shares of preferred stock represented by such holder's depositary shares. The depositary will vote in accordance with such instructions, and we will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting to the extent it does not receive specific instructions from the depositary receipts holders.

Liquidation Preference

        In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, each holder of a depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of applicable preferred stock, as set forth in the appropriate prospectus supplement.

Conversion of Preferred Stock

        Our depositary shares, as such, are not convertible into shares of our Class A common stock or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement, the depositary receipts may be surrendered by their holders to the depositary with written instructions to the depositary to instruct us to cause conversion of the shares of represented preferred stock into whole shares of Class A common stock or preferred stock, as the case may be, and we will agree that upon receipt of such instructions and any amounts payable, we will convert the depositary shares utilizing the same procedures as those provided for delivery of shares of preferred stock to effect such conversion. If the depositary shares are to be converted in part only, one or more new depositary receipts will be issued for any depositary shares not to be converted. No fractional shares of Class A common stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the Class A common stock on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

        We and the depositary may, at any time, agree to amend the form of depositary receipt and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts will not be effective unless that amendment has been approved by the existing holders of at least a majority of the depositary shares.

        We may terminate the deposit agreement upon not less than 30 days' prior written notice to the preferred stock depositary if a majority of each class of preferred stock affected by the termination consents to the termination, whereupon the depositary will deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by such depositary receipts.

        In addition, the deposit agreement will automatically terminate if:

  •
  all outstanding depositary shares shall have been redeemed;

  •
  there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation, dissolution or winding up and such distribution shall have been distributed to the holders of the applicable depositary receipts; or

  •
  each share of related preferred stock shall have been converted into capital stock not so represented by depositary shares.

Charges of Preferred Stock Depositary

        We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the depositary in connection with the performance of its duties under the deposit agreement. However, unless otherwise specified in the applicable prospectus supplement, holders of depositary receipts will pay the fees and expenses of the depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the deposit agreement.

Resignation and Removal of Depositary

        The depositary may resign at any time by delivering to us notice of its election to do so. We may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary, which must be appointed within 60 days after delivery of the notice of resignation or removal and, as in the case of the original preferred stock depositary, must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

        The depositary will forward to holders of depositary receipts any reports and communications from us, including our annual reports and Exchange Act filings, which are received by the depositary with respect to the related preferred stock. The holders of depositary receipts shall have the rights to inspect the transfer books of the depositary and the list of holders of depositary receipts as provided in the applicable deposit agreement or as required by law.

        We, as well as the depositary, will not be liable if either of us is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. Our obligations and those of the depositary under the deposit agreement will be limited to performing our respective duties in good faith and without negligence, gross negligence or willful misconduct, and neither of us will be obligated to prosecute or defend any legal proceeding relating to any depositary receipts, depositary shares or shares of preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented by depositary receipts, holders of depositary receipts or other persons believed to be competent to give such information, and on documents believed to be genuine and signed by a proper party.

        If the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on our claims, requests or instructions.

 DESCRIPTION OF COMMON STOCK

        The following description of our two classes of common stock sets forth certain general terms and provisions of each class of common stock. In this prospectus we are only offering for issuance our Class A common stock to which any prospectus supplement may relate, including a prospectus supplement providing that Class A common stock will be issuable upon conversion of our debt securities or our preferred stock or upon the exercise of our warrants to purchase Class A common stock. The statements below describing each class of common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and bylaws.

        For purposes of this section of the prospectus, references to "Sinclair," "we," "our" or "us" refer only to Sinclair Broadcast Group, Inc. and not any of its current or future subsidiaries.

General

        Our authorized capital stock consists of 500,000,000 shares of Class A common stock, par value $0.01 per share, 140,000,000 shares of Class B common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of March 1, 2013, we had 52,783,301 shares of Class A common stock outstanding and 28,846,259 shares of Class B common stock outstanding. All issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

        The rights of the holders of the Class A common stock and Class B common stock are substantially identical in all respects, except for voting rights and the right of Class B common stock to convert into Class A common stock.

        The following descriptions of our Class A common stock and Class B common stock, and any description of our Class A common stock in a prospectus supplement, may not be complete and is subject to, and qualified in its entirety by reference to, the Maryland General Corporation Law, the actual terms of our articles of incorporation and our bylaws, each as amended and/or restated from time to time.

Class A Common Stock

Voting Rights

        Each holder of our Class A common stock is entitled to one vote per share. The holders of all classes of common stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval, including the election of directors, except as otherwise required by Maryland General Corporation Law. There is no cumulative voting in the election of directors.

Dividends

        Subject to the rights of our outstanding preferred stock, if any, which may be hereafter classified and issued, holders of Class A common stock are entitled to receive dividends, if any, as may be declared by our Board of Directors out of funds legally available therefor. All holders of our common stock shall have identical rights to receive any dividends or distributions, and no dividends or distributions shall be paid on any shares of Class A common stock unless the same is paid on all shares of our common stock.

Preemptive Rights

        Holders of shares of our Class A common stock do not have any preemptive rights.

Redemption Rights

        Our shares of Class A common stock are not subject to redemption by operation of a sinking fund or otherwise.

Liquidation Rights

        In the event of any liquidation, dissolution, or winding up of Sinclair, after the payment of debts and liabilities and subject to the prior rights of the preferred stockholders, if any, and the rights of the holders of our Class B common stock, the holders of our Class A common stock are entitled to receive any of our assets available for distribution to our stockholders ratably in proportion to the number of shares held by them.

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company.

Listing

        Our Class A common stock is listed on the NASDAQ Global Select Market under the symbol "SBGI."

Class B Common Stock

        The rights of the holders of our Class B common stock are identical with those of our Class A common stock in all respects, except for voting rights and the right of Class B common stock to convert into Class A common stock. Further, in any merger, consolidation or business combination, the consideration to be received per share by the holders of the Class A common stock must be identical to that received by the holders of the Class B common stock, except that in any transaction in which shares of a third party's common stock are distributed in exchange for our common stock, the shares may differ as to voting rights to the extent that the voting rights now differ among the classes of common stock.

Voting Rights

        The holders of our Class B common stock are entitled to ten votes per share except in certain circumstances described below. The holders of all classes of common stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except as otherwise required by Maryland General Corporation Law.

        Notwithstanding the foregoing, the holders of our Class B common stock are entitled to only one vote per share, voting as a single class with the holders of our Class A common stock, with respect to any proposed: (a) "going private" transaction; (b) sale or other disposition of all or substantially all of our assets; (c) sale or transfer which would cause a fundamental change in the nature of our business; or (d) merger or consolidation of our Company in which the holders of our common stock will own less than 50% of the common stock following the transaction. A "going private" transaction is defined as any "Rule 13e-3 transaction," as that term is defined in Rule 13e-3 promulgated under the Exchange Act, between us and (1) any of the controlling stockholders, as defined below, (2) any affiliate, as defined below, of the controlling stockholders or (3) any group of which the controlling stockholders are an affiliate or of which the controlling stockholders are a member. An "affiliate" is defined as the following: (i) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under the common control of the controlling stockholders; (ii) any corporation or organization (other than us or one of our majority-owned subsidiaries) of which any of the controlling stockholders is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities or in which any of the controlling stockholders has a substantial beneficial interest; (iii) a voting trust or similar arrangement pursuant to which the controlling stockholders generally control the vote of the shares of common stock held by or subject to any trust or arrangement; (iv) any other trust or estate in which any of the controlling stockholders has a substantial beneficial interest or as to which any of the controlling stockholders serves as a trustee or in a similar fiduciary capacity; or (v) any relative or spouse of the controlling stockholders or any relative of the spouse who has the same residence as any of the controlling stockholders.

Conversion

        Except for transfers to a permitted transferee (generally, related parties of David D. Smith, Frederick G. Smith, J. Duncan Smith or Robert E. Smith, whom we refer to as the "controlling stockholders"), any transfer of shares of Class B common stock held by any of the controlling stockholders will cause the shares to be automatically converted to Class A common stock. Any conversion of our Class B common stock into our Class A common stock shall be at a one-to-one ratio, and the Class A common stock issued upon any such conversion shall be deemed to be fully paid and nonassessable.

        If the total number of shares of common stock held by the controlling stockholders falls to below 10% of the total number of shares of common stock outstanding, all of the outstanding shares of Class B common stock automatically will be classified as Class A common stock. Holders of our Class B common stock may, however, pledge his shares of class B common stock pursuant to a bona fide pledge of such shares as collateral security for any indebtedness due to the pledge without causing an automatic conversion into Class A common stock, so long as such shares may not be transferred to or registered in the name of the pledge unless such pledge is a permitted transferee. In the event of a foreclosure or other similar action by a pledge who is not a permitted transferee, such pledged shares of Class B common stock shall be converted automatically, without any act or deed on the part of Sinclair or any other person, into shares of our Class A common stock as above provided.

        In addition to the above conversion terms of our Class B common stock, each holder of our Class B common stock has the right to convert his shares at any time into our Class A common stock.

Transfer Agent and Registrar

        The transfer agent and registrar for our Class B common stock is Thomas & Libowitz, P.A.

Listing

        Our Class B common stock is not listed on any securities exchange or automated quotation system.

Certain Provisions of Maryland Law and Our Articles of Incorporation and Bylaws

        The following summary of certain provisions of the Maryland General Corporation Law and our articles of incorporation and bylaws is not complete. You should read the Maryland General Corporation Law and our articles of incorporation and bylaws for more complete information.

        Limitation of Liability of Directors and Officers.    Our bylaws also provide that each director shall perform his duties in good faith and with such care as an ordinarily prudent person in like position would use under similar circumstances. In performing his duties, each director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in which case prepared or presented by: (a) one or more officers or employees of ours whom the director reasonably believes to be reliable and competent in the matters presented; (b) counsel, certified public accountants or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence; or (c) a Committee of our Board of Directors that has been duly designated upon which such director does not serve as to matters within its designated authority, which Committee such director reasonably believes to merit confidence. Our bylaws provide that a director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted. A director who performs his duties in compliance with the foregoing shall have no liability by reason of being or having been a director of ours.

        Indemnification of Directors and Officers.    Our articles of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Maryland law. Under current Maryland law, we will indemnify (i) any director or officer who has been successful, on the merits or otherwise, in the defense of a proceeding to which he was made a party by reason of his service in that capacity, against reasonable expense incurred by him in connection with the proceeding and (ii) any present or former director or officer against any claim or liability unless it is established that (a) his act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (b) he actually received an improper personal benefit in money, property or services; or (c) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful. In addition, our articles of incorporation and bylaws require us to pay or reimburse, in advance of the final disposition of a proceeding, expenses incurred by a director or officer to the fullest extent provided by Maryland law. Current Maryland law provides that we shall have received, before providing any such payment or reimbursement, (i) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by us as authorized by Maryland law and our bylaws and (ii) a written undertaking by or on his behalf to repay the amount paid or reimbursed by us if it shall ultimately be determined that the standard of conduct was not met. Our articles of association and bylaws also permit our Board of Directors to provide indemnification, payment or reimbursement of expenses to any of our employees or agents in such capacity. Our articles of incorporation also provide that no amendment thereto may limit or eliminate this limitation of liability with respect to events occurring prior to the effective date of such amendment.

        Meetings of Stockholders.    Our bylaws provide for an annual meeting of stockholders to elect individuals to the Board of Directors and transact such other business as may properly be brought before the meeting. Special meetings of stockholders may be called at any time by the Chairman of the Board of Directors, the President, a Vice President, the Secretary or any director of the Board of Directors upon the request in writing of the holders of a majority of all the votes entitled to be cast with regard to the business to be transacted at such special meeting and such request shall state the purpose of purposes of the special meeting. Business transacted at all special meetings of stockholders shall be confined to the purpose or purposes listed in the notice of such special meeting.

        Voting as a Separate Class.    Under Maryland General Corporation Law, the holders of common stock are entitled to vote as a separate class with respect to any amendment of our articles of incorporation that would increase or decrease the aggregate number of authorized shares of the class, increase or decrease the par value of the shares of the class or modify or change the powers, preferences or special rights of the shares of the class so as to adversely affect the class.

        Business Combinations.    Maryland General Corporation Law prohibits us from entering into "business combinations" and other corporate transactions unless special actions are taken. The business combinations that require these special actions include a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities when the combination is between us and an "interested stockholder" (as defined below). An interested stockholder is:

  •
  any person who beneficially owns 10% or more of the voting power of our shares; or

  •
  any of our affiliates which beneficially owned 10% or more of the voting power of our shares within two years prior to the date in question.

        We may not engage in a business combination with an interested stockholder or any of its affiliates for five years after the interested stockholder becomes an interested stockholder. We may engage in business combinations with an interested stockholder if at least five years have passed since the person became an interested stockholder, but only if the transaction is:

  •
  recommended by our Board of Directors; and

  •
  approved by at least,

  •
  80% of our outstanding shares entitled to vote; and

  •
  two-thirds of our outstanding shares entitled to vote that are not held by the interested stockholder.

        Stockholder approval will not be required if our stockholders receive a minimum price (as defined in the statute) for their shares and our stockholders receive cash or the same form of consideration as the interested stockholder paid for its shares.

        This prohibition does not apply to business combinations involving us that are exempted by the Board of Directors before the interested stockholder becomes an interested stockholder. It is anticipated that our board of directors will exempt from the Maryland statute any business combination with the controlling stockholders, any present or future affiliate or associate of any of them, or any other person acting in concert or as a group with any of the foregoing persons.

        Control Share Acquisitions.    The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights unless two-thirds of the stockholders (excluding shares owned by the acquirer, and by the officers and directors who are employees of the Maryland corporation) approve their voting rights.

        "Control Shares" are shares that, if added with all other shares previously acquired, would entitle that person to vote, in electing the directors

  •
  10% or more but less than one-third of such shares;

  •
  one-third or more but less than a majority of such shares; or

  •
  a majority of the outstanding shares.

        Control shares do not include shares the acquiring person is entitled to vote with stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

        If this provision becomes applicable to us, a person who has made or proposes to make a control share acquisition could, under certain circumstances, compel our Board of Directors to call a special meeting of stockholders to consider the voting rights of the control shares. We could also present the question at any stockholders' meeting on our own.

        If this provision becomes applicable to us, subject to certain conditions and limitations, we would be able to redeem any or all control shares. If voting rights for control shares were approved at a stockholders meeting and the acquirer were entitled to vote a majority of the shares entitled to vote, all other stockholders could exercise appraisal rights and exchange their shares for a fair value as defined by statute.

        The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by our articles of incorporation or bylaws.

Foreign Ownership

        Under our articles of incorporation and in order to comply with rules and regulations administered by the Federal Communications Commission, or the FCC, we are not permitted to issue or transfer on our books any of our capital stock to or for the account of any Alien, as defined in our articles of incorporation, if after giving effect to the issuance or transfer, the capital stock held by or for the account of any Alien or Aliens would exceed, individually or in the aggregate, 25% of our capital stock at any time outstanding. Pursuant to our articles of incorporation, we will have the right to repurchase any shares of our capital stock owned beneficially by an Alien or Aliens at the fair market value to the extent necessary, in the judgment of the board of directors, to comply with the foregoing ownership restrictions. Our articles of incorporation also provides that no Alien or Aliens shall be entitled to vote, direct or control the vote of more than 25% of the total voting power of all of the shares of our capital stock outstanding and entitled to vote at any time and from time to time.

        Our articles of incorporation also provide that no Alien shall be qualified to act as an officer of our Company at any time and that no more than 25% of the total number of directors of our Company at any time may be Aliens. Our articles of incorporation give our board of directors all powers necessary to implement and administer the foregoing provisions.

DESCRIPTION OF WARRANTS

        We may issue warrants for the purchase of common or preferred stock. If we offer warrants, we will describe the terms in a prospectus supplement. Warrants may be offered independently, together with other securities offered by any prospectus supplement, or through a dividend or other distribution to stockholders and may be attached to or separate from other securities. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as shall be set forth in the applicable prospectus supplement. A warrant agent would act solely as our agent in connection with the warrants of a particular series and would not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of such warrants.

        For purposes of this section of the prospectus, references to "Sinclair," "we," "our" or "us" refer only to Sinclair Broadcast Group, Inc. and not any of its current or future subsidiaries.

        The following are some of the warrant terms that could be described in a prospectus supplement:

  •
  the title of the warrant;

  •
  the aggregate number of warrants;

  •
  price or prices at which the warrant will be issued;

  •
  the designation, number and terms of the preferred shares or common shares that may be purchased on exercise of the warrant;

  •
  the date, if any, on and after which the warrant and the related securities will be separately transferable;

  •
  the price at which each security purchasable on exercise of the warrant may be purchased;

  •
  the dates on which the right to purchase the securities purchasable on exercise of the warrant will begin and end;

  •
  the minimum or maximum number of securities that may be purchased at any one time;

  •
  any anti-dilution protection;

  •
  information with respect to book-entry procedures, if any;

  •
  a discussion of material federal income tax considerations; and

  •
  any other warrant terms, including terms relating to transferability, exchange or exercise of the warrant.

PLAN OF DISTRIBUTION

        We may sell the securities being offered by this prospectus in one or more of the following ways from time to time: (1) through underwriters or dealers; (2) through agents; (3) in "at the market offerings" to or through a market maker or into an existing trading market or securities exchange or otherwise; (4) directly to purchasers; or (5) through a combination of any of these methods of sale. Any such underwriter or agent involved in the offer and sale of the offered securities will be named in the applicable prospectus supplement.

        Underwriters may offer and sell our securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell our securities upon the terms and conditions set forth in an applicable prospectus supplement. In connection with the sale of our securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of our securities for whom they may act as agent. Underwriters may sell our securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions from the underwriters or commissions from the purchasers for whom they may act as agent.

        Any underwriting compensation we pay to underwriters or agents in connection with the offering of our securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the our securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

        If so indicated in the applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers by certain institutions to purchase our securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to contracts shall be not less or more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (i) the purchase by an institution of the offered securities covered by its contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the offered securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of our securities less the principal amount thereof covered by contracts.

        Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

        The securities may or may not be listed on a national securities exchange or traded in the over-the-counter market. No assurance can be given as to the liquidity of the trading market for any such securities.

        If underwriters or dealers are used in the sale, until the distribution of the securities is completed, the SEC rules may limit the ability of any such underwriters and selling group members to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in certain transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offerings (in other words, if they sell more securities than are set forth on the cover page of the prospectus supplement) the representatives of the underwriters may reduce that short position by purchasing securities in the open market. The representatives of the underwriters may also elect to reduce any short position by exercising all or part of any over-allotment option described in the prospectus supplement. The representatives of the underwriters may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase securities in the open market to reduce the underwriters' short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the securities to the extent that it discourages resales of the securities. We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, the representatives of any underwriters may determine not to engage in such transactions or that such transactions, once commenced, may be discontinued without notice.

LEGAL MATTERS

        The validity of the securities being offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP.

EXPERTS

        The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The combined financial statements of the High Plains Broadcasting Operating Company LLC Stations and Newport Television LLC Stations in Cincinnati, OH; Harrisburg, PA; Mobile, AL;

Rochester, NY; San Antonio, TX; and Wichita, KS as of December 31, 2011 and for the year then ended incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

18,000,000 Shares
Class A Common Stock

PROSPECTUS SUPPLEMENT
May 1, 2013

Wells Fargo Securities
J.P. Morgan
Deutsche Bank Securities
RBC Capital Markets
SunTrust Robinson Humphrey